As filed with the Securities and Exchange Commission on January 5, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITED AGRI PRODUCTS, INC.

and the Guarantors identified in footnote (1) below

(Exact name of registrant as specified in charter)

Delaware	2875	47-0621017
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	7251 W. 4th St. Greeley, Colorado 80634 (970) 356-4400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

L. Kenny Cordell

President and Chief Executive Officer

United Agri Products, Inc.

7251 W. 4th St.

Greeley, Colorado 80634

(970) 356-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

With copies to:

Todd A. Suko, Esq. United Agri Products, Inc. 7251 W. 4th St. Greeley, Colorado 80634 (970) 356-4400	Rosa A. Testani, Esq. O’Melveny & Myers LLP 30 Rockefeller Plaza New York, New York 10112 (212) 408-2400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

(calculation table and footnotes on following page)

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1)	The following domestic wholly-owned subsidiaries of United Agri Products, Inc. are Guarantors of the exchange notes and are Co-Registrants, each of which is incorporated in the jurisdiction and has the I.R.S. Employer Identification Number indicated: AG-CHEM, Inc., a Maryland corporation (47-0667732); Balcom Chemicals, Inc., a Colorado corporation (84-0577781); UAP 23, Inc., a Delaware corporation (47-0737593); Cropmate Company, a Delaware corporation (47-0741555); CSK Enterprises, Inc., a Delaware corporation (47-0765398); GAC 26, Inc., a Nebraska corporation (47-0671148); UAP 27, Inc., a Delaware corporation (47-0778040); Genmarks, Inc., a Delaware corporation (91-2194897); Grower Service Corporation (New York), a New York corporation (13-1978741); HACO, Inc., an Illinois corporation (47-0677092); Loveland Industries, Inc., a Colorado corporation (84-06101553); Loveland Products, Inc., a Colorado corporation (47-0736713); Midwest Agriculture Warehouse Co., a Nebraska corporation (47-0482929); Ostlund Chemical Co., a North Dakota corporation (45-0336249); Platte Chemical Co., a Nebraska corporation (47-0557041); Pueblo Chemical & Supply Co., a Colorado corporation (84-0527554); Ravan Products, Inc., a Georgia corporation (47-0747845); S.E. Enterprises, Inc., a Delaware corporation (47-0681589); Snake River Chemicals, Inc., an Idaho corporation (82-0309706); Transbas, Inc., a Tennessee corporation (81-0350050); Tri-River Chemical Company, Inc., a Washington corporation (91-0934287); Tri-State Chemicals, Inc., a Texas corporation (75-1379150); Tri-State Delta Chemicals, Inc., a Mississippi corporation (64-0602271); UAP Receivables Corporation, a Delaware corporation (47-0824588); UAP 22, Inc., a Texas corporation (47-0748616); UAP/GA AG Chem, Inc., a Georgia corporation (47-0648557); UAPLP, Inc., a Delaware corporation (47-0751595); United Agri Products—Florida, Inc., a Florida corporation (47-0680109); United Agri Products Financial Services, Inc., a Colorado corporation (84-0678346); Verdicon, Inc., a Delaware corporation (04-3769161); and YVC, Inc., a Montana corporation (81-0345692).

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee

8 1/4% Senior Notes due 2011	$225,000,000	100%	$225,000,000	(1)	$18,203

Guarantees of 8 1/4% Senior Notes due 2011	$225,000,000	(2)	(2)		(2)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Each of AG-CHEM, Inc., Balcom Chemicals, Inc., UAP 23, Inc., Cropmate Company, CSK Enterprises, Inc., GAC 26, Inc., UAP 27, Inc., Genmarks, Inc., Grower Service Corporation (New York), HACO, Inc., Loveland Industries, Inc., Loveland Products, Inc., Midwest Agriculture Warehouse Co., Ostlund Chemical Co., Platte Chemical Co., Pueblo Chemical & Supply Co., Ravan Products, Inc., S.E. Enterprises, Inc., Snake River Chemicals, Inc., Transbas, Inc., Tri-River Chemical Company, Inc., Tri-State Chemicals, Inc., Tri-State Delta Chemicals, Inc., UAP Receivables Corporation, UAP 22, Inc., UAP/GA AG Chem, Inc., UAPLP, Inc., United Agri Products—Florida, Inc., United Agri Products Financial Services, Inc., Verdicon, Inc. and YVC, Inc. will guarantee the obligations of United Agri Products, Inc. under the 8¼% Senior Notes due 2011. No additional consideration for the guarantees of the 8¼% Senior Notes due 2011 will be furnished. Pursuant to Rule 457(n), no additional registration fee is payable with respect to such guarantees.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 5, 2004

United Agri Products, Inc.

Offer to Exchange All Outstanding $225,000,000 Principal Amount of

8 1/4% Senior Notes due 2011

For

8 1/4% Senior Notes due 2011

Which Have Been Registered Under the Securities Act of 1933

The Exchange Offer:

•	We will exchange all old notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that have been registered.

•	You may withdraw tenders of old notes at any time prior to the expiration of this exchange offer.

•	This exchange offer expires at 5:00 p.m., New York City time, on , 2004, unless we extend the offer.

The Exchange Notes:

•	The terms of the exchange notes to be issued in this exchange offer are substantially identical to the old notes, except that the exchange notes will be freely tradable by persons who are not affiliated with us.

•	No public market currently exists for the old notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market is anticipated.

•	The exchange notes, like the old notes, will be general unsecured obligations and will rank equally in right of payment with all of our existing and future unsecured senior debt.

•	The exchange notes, like the old notes, will be effectively subordinated in right of payment to all of our existing and future secured debt, including debt under our revolving credit facility, to the extent of the value of the assets securing that debt.

•	The exchange notes, like the old notes, will be guaranteed on a senior basis by each of our existing and certain future U.S. restricted subsidiaries.

•	Like the old notes, if we fail to make payments on the exchange notes, our subsidiary guarantors must make them instead. The guarantees of the exchange notes will also be effectively subordinated in right of payment to all of our subsidiary guarantors’ existing and future secured debt, including debt under our revolving credit facility, to the extent of the value of the assets securing that debt.

•	The exchange notes will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.

•	Each broker-dealer that receives exchange notes pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

•	If the broker-dealer acquired the old notes as a result of market-making or other trading activities, such broker-dealer may use this prospectus for the exchange offer, as supplemented or amended, in connection with its resales of the exchange notes.

You should carefully consider the risk factors beginning on page 21 of this prospectus before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2004.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with any other information. This document may only be used where it is legal to sell these securities.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our notes.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent expectations or beliefs of ours concerning future events, and no assurance can be given that the results described in this prospectus will be achieved. These forward-looking statements can generally be identified by the use of statements that include words such as “estimate,” “project,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “may,” “will,” “should,” “goal,” “target” or other similar words or phrases. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned: “Prospectus Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Such factors may include:

•	general economic and business conditions;

•	industry trends;

•	restrictions contained in our debt agreements;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the seasonality of our business and weather conditions;

•	the possibility of liability for pollution and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	increased competition in the markets in which we operate;

•	our dependence on rebate programs to attain profitability;

•	our dependence on a limited number of key executives who we may not be able to adequately replace if they leave the company;

•	changes in government regulations, agricultural policy and environmental, health and safety laws and regulations;

•	the cost of developing our own stand-alone systems and infrastructure;

•	changes in business strategy, development plans or cost savings plans;

•	the loss of any of our major suppliers or the bankruptcy or financial distress of our customers;

•	the ability to attain and maintain any price increases for our products;

•	availability, terms and deployment of capital; and

•	other factors over which we have little or no control.

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

ii

FINANCIAL INFORMATION

UAP operates on a 52- or 53-week year ending on the last Sunday of February. UAP’s fiscal years 1999, 2000, 2001, 2002 and 2003 ended on February 28, 1999, February 27, 2000, February 25, 2001, February 24, 2002 and February 23, 2003, respectively. UAP’s fiscal years in 2000, 2001, 2002 and 2003 contained 52 weeks. UAP’s fiscal years in 1999 and 2004 contained or will contain 53 weeks. Fiscal years are identified in this prospectus according to the calendar year in which they ended. For example, the fiscal year ended February 23, 2003 is referred to herein as “fiscal 2003.”

MARKET DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including publications by the United States Department of Agriculture and CropLife, an industry trade publication. In addition, some data is based on independent consulting work which we sponsored. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information from the outside sources and cannot guarantee its accuracy and completeness.

ACA, Amplify, Awaken, Bisect, Choice, Dyna-Gro, Dyna-Start, LI 700, Liberate, Nortrace, Salvo, Savage, Shotgun, Signature and So-Fast are our or our subsidiaries’ trademarks. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

iii

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully, including the “Risk factors” section and the combined financial statements of the ConAgra Agricultural Products Business and the accompanying notes to those statements.

The old notes were issued in connection with the refinancing of certain indebtedness incurred in connection with our acquisition of the United States and Canadian agricultural inputs businesses of ConAgra Foods, Inc. (“ConAgra Foods”) in a series of transactions referred to in this prospectus as the “Transactions” and described in this section under the sub-heading “—The Transactions.” In this prospectus, the term “ConAgra Foods Agricultural Products Business” means the entities that were historically operated by ConAgra Foods as an integrated business, which included a wholesale fertilizer and other international crop distribution businesses that we did not acquire in the Acquisition. The term “Acquired Businesses” means only those entities and operations within the ConAgra Foods Agricultural Products Business that we actually acquired in the Acquisition. The term “Businesses Not Acquired” means those entities and operations within the ConAgra Foods Agricultural Products Business that we did not acquire in the Acquisition. Unless the context requires otherwise, all references to “we,” “us,” “our,” “UAP” and “United Agri Products” refer specifically to the Acquired Businesses before the Acquisition and United Agri Products, Inc. and its consolidated subsidiaries after the Acquisition.

OUR COMPANY

Founded in 1978, we are the largest private distributor of agricultural and non-crop inputs in the United States and Canada. We market a comprehensive line of products including crop protection chemicals, seeds and fertilizers to growers and regional dealers. As part of our product offering, we provide a broad array of value-added services including crop management, biotechnology advisory services, custom blending, inventory management and custom applications of crop inputs. The products and services we offer are critical to growers because they lower the overall cost of crop production and improve crop quality and yield. As a result of our broad scale and scope, we provide leading agricultural input companies with an efficient means to access a highly fragmented customer base of farmers and growers. For the twelve months ended August 24, 2003, on a pro forma basis after giving effect to the Transactions we generated net sales of $2.4 billion, income before income taxes of $67.8 million and Adjusted EBITDA (as defined in this section under the heading “—Summary Unaudited Pro Forma Condensed Combined Financial and Other Data”) of $102.3 million.

We maintain a comprehensive network of approximately 350 distribution and storage facilities and five formulation and blending plants, strategically located in the major crop-producing areas of the United States and Canada. Our integrated sales network covers over 70,000 active SKUs, supported by approximately 1,100 sales people, the majority of whom have technical training in agronomy. This network of facilities, together with our technical expertise, enables us to efficiently process, distribute and store products close to our end-users and to supply our customers on a timely basis during the compressed planting and growing season. In addition, our widespread geographical presence provides a diversified base of sales that helps to insulate our overall business from difficult farming conditions in any one area as a result of poor weather or adverse market conditions for specific crops or regions.

We distribute products manufactured by the world’s leading agricultural input companies, including BASF, Bayer, Dow, DuPont, Monsanto and Syngenta, as well as ConAgra International Fertilizer Company. We believe we are amongst the largest customers of agricultural inputs of these suppliers and have long-standing relationships with these companies. We also distribute products from over 100 other suppliers as well as over 200 of our own proprietary private label products. Our extensive infrastructure is a critical element of our suppliers’

route-to-market, as it enables them to reach a highly fragmented customer base. As of August 24, 2003, we had approximately 70,000 customers, with our ten largest customers accounting for approximately 3% of our net sales in fiscal 2003. Our customers include commercial growers and regional dealers, as well as consumers in non-crop industries. Our significant scale provides our customers with an efficient and cost-effective method of purchasing agricultural and non-crop inputs.

At the end of fiscal 2002, our new management team began to implement several strategic initiatives to increase our operational efficiency. As part of that strategy, we rationalized headcount, enhanced our credit policies and information systems, improved inventory management and closed unprofitable distribution centers. Largely as a result, we successfully increased our income before income taxes as a percentage of net sales from 0.1% in fiscal 2001 to 3.3% for the twelve months ended August 24, 2003 and increased our Adjusted EBITDA as a percentage of net sales from 2.9% in fiscal 2001 to 4.2% for the twelve months ended August 24, 2003, while reducing average working capital as a percentage of net sales from approximately 25% in fiscal 2001 to approximately 20% in fiscal 2003, a reduction of $209.2 million. We believe we are well positioned to drive further efficiencies in working capital and further enhance our margins.

INDUSTRY OVERVIEW AND TRENDS

The agricultural inputs market in the United States was estimated at $26 billion in 2002, and has experienced relative stability since 1997, as measured by total revenues, according to the most recent available survey by the USDA National Agricultural Statistics Service. Key drivers of the market include: continued population growth; the use of more effective chemicals and fertilizers; stable planted acreage; the trend towards larger and more efficient farms; and the increased use of biotechnology in the production of seeds. The three primary product areas of the market are crop protection chemicals, seeds and fertilizer.

Crop Protection Chemicals.    Crop protection chemicals expenditures in the United States were approximately $8.2 billion in 2002, according to the most recent available survey by the USDA National Agricultural Statistics Service. Since 1997, the volume of crop protection chemicals sold in the United States has increased, but overall revenues have remained essentially flat as lower-priced generic products have replaced higher-priced patented products, according to the same survey. This product area includes: (i) herbicides, which keep weed infestations from depriving crops of plant nutrients and water; (ii) insecticides, which keep insects from damaging crops; and (iii) fungicides, which guard against plant diseases.

Seeds.    Seed expenditures in the United States were approximately $8.4 billion in 2002, according to the most recent available survey by the USDA National Agricultural Statistics Service. The seed market in the United States has experienced significant growth since 1997, according to the same survey, driven primarily by increased pricing as a result of improvements in seed technology. In particular, biological “traits” are becoming genetically engineered into seeds, thus reducing the need for chemical treatment of crops. These traits include providing a plant with the ability to resist pests without a chemical application and the ability of a plant to selectively resist herbicides. These technological improvements, together with the availability of more productive seed hybrids, have resulted in higher crop yields.

Fertilizer.    Fertilizer expenditures in the United States were approximately $9.5 billion in 2002, according to the most recent available survey by the USDA National Agricultural Statistics Service. Since 1997, the volume of fertilizer sold in the United States has increased, but overall revenues have remained essentially flat, due largely to falling prices as a result of overproduction, according to the same survey. Fertilizers are added to soil to replace or supplement one or more deficient nutrients necessary for plant growth. Nearly all commercial crops grown in the United States and Canada today are produced with the use of a commercial fertilizer, as modern crop varieties and higher yields cannot be sustained by other methods.

Agricultural input manufacturers vary by product category and include major international chemical, fertilizer and seed companies such as Agrium, Bayer Crop Science, ConAgra International Fertilizer Company,

Dow AgroScience, DuPont, IMC, Monsanto, PCS and Syngenta. Agricultural input distributors represent the main route-to-market for crop protection chemicals and fertilizer products, and fill a critical need in the U.S. and Canadian agricultural inputs market by allowing suppliers to economically access a highly fragmented customer base of approximately 2 million growers, dealers and non-crop customers. In addition, we believe that both suppliers and customers value the supplementary services that distributors provide, including inventory management, extension of credit, provision of equipment for the application of agricultural products, custom blending and crop management consulting.

The primary channel for seed distribution has historically been through “grower dealers” who distribute seeds within an area around their farms. We believe the trend in seed sales is migrating towards agricultural distributors who have the technical knowledge and ability to bundle seed sales with complementary chemical products.

Grower-owned co-operatives constitute a significant portion of the agricultural inputs distribution industry, including two of the six largest retailers. The market has consolidated significantly over the last ten years. We believe, based on independent consulting work which we sponsored, that in 2002 the largest six retailers accounted for over 50% of sales by the largest 100 retailers in our industry measured by sales. Consolidation in our industry has been driven by a number of factors, including: increased average farm size; consolidation of suppliers; increasing demand for sales people with high levels of technical expertise; poor performance of co-operatives; overcapacity in the industry; and the need for sufficient scale to realize strong relationships with suppliers. We believe that these trends will continue and will result in greater demands being placed on agricultural input distribution companies. Based on independent consulting work which we sponsored, we believe that independent national distributors increased their retail market share amongst the largest 100 retailers measured by sales from 37% in 1998 to 42% in 2002, and that larger companies, such as UAP, will continue to increase their competitive advantage over businesses with fewer resources.

OUR COMPETITIVE STRENGTHS

We believe our leading market positions, operating model focused on free cash flow, extensive distribution network, strong supplier relationships, diversified product offering and proven and incentivized management team will allow us to increase our net sales, market share and profitability.

Leading Market Positions

We are the largest private distributor of agricultural input products in major crop-producing regions throughout the United States and Canada. We believe that our emphasis on selling a full range of quality products and consistently providing high quality service has enabled us to achieve our leading market shares. We believe, based on independent consulting work which we sponsored, that we hold the number one market position, based on net retail sales of the largest 100 retailers measured by sales, in each of the core product categories in which we compete:

Category	Key Products	Market Position	2002 Retail Market Share
Crop Protection Chemicals	Fungicides, Insecticides and Pesticides	#1	18%

Seeds	Seed and Seed Treatment	#1	16%

Fertilizers	Plant Nutrition	#1	10%

We believe our leading market shares strengthen our position with our suppliers and enhance our ability to increase sales to existing customers and attract new customers. We believe our scale provides us with several benefits, including: (i) volume purchasing and increased shelf space resulting in additional incentives from our suppliers; (ii) operating efficiencies from leveraging our fixed costs; and (iii) the ability to invest in our infrastructure in a cost-effective manner, including information technology systems. In fiscal 2003, we had net sales of $2.5 billion, including net sales of crop protection chemicals of $1.7 billion, net sales of seeds of $270.8 million and net sales of fertilizer of $510.6 million. In addition, our leading local presence in the markets we serve further benefits us because it allows us to attract and retain sales people and customers while controlling our risk through geographic diversity.

Operating Model Focused on Free Cash Flow

We believe that our operating model generates significant free cash flow as a result of our variable cost structure, low capital expenditure requirements and efficient working capital management. Our capital expenditures have averaged less than 1% of net sales over the past three fiscal years. Largely as a result of operational initiatives implemented during fiscal 2002 and fiscal 2003, our income before income taxes as a percentage of net sales has increased from 0.1% in fiscal 2001 to 3.3% for the twelve months ended August 24, 2003, and our Adjusted EBITDA as a percentage of net sales has increased from 2.9% in fiscal 2001 to 4.2% for the twelve months ended August 24, 2003. Our average working capital has been reduced from approximately 25% of net sales in fiscal 2001 to approximately 20% of net sales in fiscal 2003, a reduction of $209.2 million. We believe that our continued focus on cost reductions and working capital management will allow us to continue to generate strong free cash flow.

Extensive Distribution Network

We operate a broad network of approximately 350 retail and wholesale farm distribution and storage facilities and five formulation facilities, strategically located in major crop producing regions. We have a sales presence in 49 of the 50 states of the U.S., and 9 of the 13 Canadian provinces, and our geographic diversity helps us to mitigate poor weather patterns or economic volatility in any one region and our exposure to any one crop. We operate an integrated distribution system and employ approximately 1,100 sales people across the United States and Canada. Our network enables us to provide customers with a broad range of products and reliable service. Our sales people, the majority of whom have technical training in agronomy, possess an in-depth knowledge of the industry and have established long-term relationships with their customers. As residents of the areas in which we operate, our sales people are an integrated part of the community and understand the region-specific needs of their customers. We believe that our approach has helped us to form strong relationships with customers at the local level and has enabled us to generate revenues per retail outlet of $5.1 million versus $3.4 million on average among the largest 100 retailers in 2002 as measured by sales, based on independent consulting work which we sponsored.

Strong Supplier Relationships

We purchase products from over 100 suppliers, including some of the largest chemical, seed and fertilizer companies in the world. We have strong long-term relationships with our suppliers, and our relationships with our ten largest suppliers date back to the original acquisition of UAP by ConAgra Foods in 1978. We are a critical element in our suppliers’ route-to-market, as we are able to help them access a highly fragmented customer base. We believe we are one of the largest customers of agricultural inputs of our seven largest suppliers, and our purchasing scale provides us with a competitive advantage relative to smaller businesses. We believe that our strategic relationships with our suppliers provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis.

Diversified Product Offering

We provide our customers with a comprehensive offering of agricultural inputs, comprised of over 70,000 active SKUs consisting of a broad variety of crop protection chemicals, seeds, and fertilizers, with no single brand accounting for more than 5% of our net sales in fiscal 2003. We offer a full line of branded products such as CleanCrop, ACA, Savage, Shotgun, Signature and Dyna-Gro, in areas such as plant nutrition, seed treatment, crop protection, adjuvants and seed. We also offer a broad array of value-added services designed to enhance crop production. The breadth and diversity of our products and services allows us to act as a “one-stop-shop” that is tailored to meet the region-specific needs of our customers.

In addition, we are the largest independent distributor of agricultural seed products in the United States and Canada, and we believe we are well positioned to benefit from the expected future growth of this market. We believe the trend in seed distribution is migrating towards using agricultural distributors such as ourselves, as this allows formulators supplying bio-engineered seeds with complementary chemical products to reach the market.

Proven and Incentivized Management Team

Our senior management team has an average of over 18 years of experience in the agricultural inputs industry. Kenny Cordell joined the company in 2001 and served as President and Chief Operating Officer from February 2002 until the closing of the Acquisition, when he was promoted to Chief Executive Officer. Our current senior management team has been responsible for developing our recent business strategy, including store rationalization, enhanced credit policies and an increased focus on working capital management, which has resulted in operational improvements and margin expansion. Largely as a result of initiatives implemented by our management team during fiscal 2002 and fiscal 2003, we successfully increased our margins and reduced working capital. Our management owns approximately 10% of our common stock on a fully diluted basis, a portion of which is subject to time and performance vesting criteria. See “Security Ownership of Certain Beneficial Owners and Management.”

OUR STRATEGY

Our financial and operational success has largely been driven by providing customers with high quality products at competitive prices, supported by consistent and reliable service and expertise. We will continue to seek to improve margins and reduce working capital through the principal strategies outlined below.

Target Continued Margin Enhancement and Working Capital Management

We believe we are well positioned to achieve further margin enhancements and reductions in working capital through the continued implementation of our cost saving initiatives. We intend to monitor performance regularly through detailed management reporting on productivity, profitability, inventory flow and return on assets. At a company-wide level, our senior management will continue to:

•	focus on our credit policies in order to seek to maximize our profitability;

•	optimize our product mix through increased centralized pricing controls;

•	improve company-wide performance through the dissemination of best practices;

•	optimize procurement through increased centralized purchasing controls;

•	rationalize our infrastructure by closing or selling unprofitable facilities;

•	reduce our investment in working capital through the use of enhanced management information systems; and

•	reduce selling, general and administrative expenses through centralization efforts in our formulation operations and administration.

In August 2002, management initiated a monthly scorecard of key performance indicators linked to the management incentive plan, to drive return-based financial performance within regions of our company. In addition, our management has centralized credit and procurement functions to better coordinate various working capital initiatives and has adopted a discounted cash flow approach to capital investments.

Expanded Presence in Seeds, Branded and Non-Crop Products

Seed.    We increased net sales of our seed products from $196.2 million in fiscal 2001 to $270.8 in fiscal 2003, and believe that there is the potential for significant further growth in this area. We believe that seed varieties that have been enhanced through biotechnology will serve as a platform for growth due to the increased value-added nature of their sale to the customer, coupled with an increased need for ancillary services when compared with sales of conventional products. In addition, advancements in seed varieties and technologies have increased our customers’ needs for real-time information and access to the genetic varieties in branded and non-branded lines, which we believe benefits larger suppliers such as UAP. We intend to leverage our growth in this business through: (i) advanced technical training for our sales personnel; (ii) hiring and strategically placing experienced sales people; (iii) incentivizing our sales organization with seed-specific performance goals and incorporating specific targets for individual sales people in their respective performance management plans; (iv) nurturing our relationships with seed suppliers; and (v) continuing to focus the resources of our management and sales force in our seed distribution infrastructure.

As part of our strategy, we will focus on increasing our sales of our Dyna-Gro brand of proprietary seed products as part of our effort to increase overall seed sales. We believe that Dyna-Gro is recognized in the marketplace for its high quality and yield, and we currently market Dyna-Gro in corn, soybeans, sorghum and alfalfa, as well as other minor crops. The margin contribution for our Dyna-Gro brand is higher than that of a commodity brand because we source and market it internally.

Proprietary Branded Products.    We intend to focus on increasing sales of our proprietary branded products, which provide value-added features to benefit customers and higher margins to us as compared with other products we sell for third parties. Increased sales of our proprietary branded products have contributed to our margin improvement from fiscal 2001 through fiscal 2003, largely as a result of providing enhanced formulations and tailoring the products to fit growers’ needs in specific regions, including unique dry herbicide formulations and specialized Nortrace brand micronutrients and Dyna-Gro seed. We seek to further improve our product mix through internal development and close cooperation with our major suppliers, and plan to introduce five new proprietary products during the fourth quarter of fiscal 2004.

Non-Crop.    We also distribute agricultural chemicals, seed and fertilizers for many non-agricultural markets, such as turf and ornamental (golf courses, resorts, nurseries and greenhouses), pest control operators and right-of-way vegetation management. This non-crop business has a distinctly different customer base from the agricultural markets, and requires different service levels and locations closer to suburban or leisure centers. We believe that many non-crop markets are experiencing natural growth with general demographic trends. For example, as population growth expands in the Southern U.S., we expect increased opportunities for sales to pest control operators. As leisure spending increases, we expect increased opportunities for sales to turf, golf course, resort and nursery businesses. We are the only distributor in our markets with a presence in the three major non-crop market product areas of turf and ornamental, pest control operators and right-of-way vegetation management, and as such it is an important strategic growth area for UAP. We are focused on expansion of our current non-crop business through small acquisitions, increased sales of branded products, introduction of new branded products and improving operational performance through consolidation.

Leverage Our Scale

We believe that our scale and extensive network of distribution facilities provides us with competitive advantages over smaller regional competitors, including an enhanced competitive position with our suppliers, the ability to leverage our fixed costs and the ability to attract and retain a strong management team and sales force. We intend to capitalize on these advantages by continuing to: (i) strengthen our relationships with our suppliers in order to maintain a diversified product offering and capture higher levels of incentives; (ii) cost-effectively invest in information systems to ensure efficient inventory management; and (iii) provide high levels of value-added services to our customers by maintaining an experienced and well-trained sales force. We believe this provides us with a strong platform for continued growth and profitability.

THE TRANSACTIONS

THE ACQUISITION

On November 24, 2003, pursuant to the stock purchase agreement among us, ConAgra Foods and our current parent, UAP Holding Corp. (“UAP Holdings”), UAP Holdings acquired us from ConAgra Foods in a merger and related transactions (the “Acquisition”). The purchase price for the Acquisition was $575.0 million and is subject to post-closing adjustments. On November 24, 2003, the aggregate consideration paid to ConAgra Foods was $560.0 million, of which $500.0 million was paid in cash and $60.0 million was paid in the form of shares of Series A Redeemable Preferred Stock of UAP Holdings. The aggregate consideration paid to ConAgra Foods at the closing of the Acquisition equaled our estimated net book value as of the closing of the Acquisition, less the sum of certain rebate payments, management retention bonuses we agreed to assume and a $7.5 million expense we paid to ConAgra Foods at the closing of the Acquisition pursuant to a transition services agreement. For a more detailed description of the Acquisition, see “The Acquisition.”

THE FINANCINGS

The Acquisition was financed with approximately $242.0 million of borrowings under our secured $500.0 million asset-based revolving credit facility, $175.0 million of borrowings under a senior bridge loan facility and $180.0 million of equity. In this prospectus, we refer to these borrowings and investments as the “Financings.” See “Description of Other Indebtedness.”

The following table sets forth the sources and uses of funds in connection with the Acquisition and the Financings:

Sources		Uses
(in millions)		(in millions)
Revolving Credit Facility	$242.0	Purchase Price	$575.0
Senior Bridge Loan Facility	175.0	Transaction Fees and Expenses	22.0
Contributed Equity(a)	180.0

Total Sources	$597.0	Total Uses	$597.0

(a)	Includes the issuance of $60.0 million of Series A Redeemable Preferred Stock of UAP Holdings to ConAgra Foods.

THE REFINANCING

On December 16, 2003, we completed the private offering of our 8 1/4% Senior Notes due 2011. The proceeds from the offering of the old notes were used to repay our senior bridge loan facility, plus accrued interest, to repay a portion of our revolving credit facility and to pay fees and expenses associated with the offering of the old notes (the “Refinancing”). See “Use of Proceeds”.

As used in this prospectus, the term “Transactions” means, collectively, the Acquisition, the Financings and the Refinancing.

The following table sets forth the sources and uses of funds in connection with the Refinancing:

Sources		Uses
(in millions)		(in millions)
Senior Notes Offered on December 16, 2003	$225.0	Repayment of Senior Bridge Loan Facility	$175.0
		Accrued Interest on Senior Bridge Loan Facility	1.0
		Repayment of Revolving Credit Facility	42.3
		Estimated Fees and Expenses	6.7

Total Sources	$225.0	Total Uses	$225.0

APOLLO

Apollo Management V, L.P. and its affiliated investment funds (“Apollo”), our principal equity sponsor, is an affiliate of Apollo Management, L.P. Apollo Management, L.P. was founded in 1990 and is among the most active private investment firms in the United States in terms of both number of investment transactions completed and aggregate dollars invested. Since its inception, Apollo Management, L.P. has managed the investment of an aggregate of approximately $14 billion in equity capital, including $13 billion invested in corporate transactions, in a wide variety of industries, both domestically and internationally. Companies owned or controlled by Apollo Management, L.P. and its affiliates or in which Apollo Management, L.P. and its affiliates have a significant equity investment include, among others, AMC Entertainment Inc., Compass Minerals Group, Inc., General Nutrition Centers, Inc., Nalco Company, National Financial Partners Corp., Pacer International, Inc. and Quality Distribution, Inc.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

On December 16, 2003 in connection with the closing of the Refinancing, we and the guarantors of the old notes entered into a registration rights agreement with the initial purchasers of the old notes. Under that agreement, we agreed to deliver to you this prospectus and to complete this exchange offer within 255 days after the date of original issuance of the old notes. You are entitled to exchange in this exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreement; and

•	our obligation to pay additional interest on the old notes if (a) this exchange offer registration statement of which this prospectus forms a part is not declared effective by July 13, 2004 or (b) if this exchange offer is not consummated by August 27, 2004, in each case, at incremental rates ranging from 0.25% per annum to 1.0% per annum depending on how long we fail to comply with these deadlines, does not apply to the exchange notes.

For purposes of this and other sections in this prospectus, we refer to the old notes and the exchange notes together as the “notes.”

The Exchange Offer

We are offering to exchange up to $225,000,000 aggregate principal amount of our 8 1/4% Senior Notes due 2011 which have been registered under the Securities Act for up to $225,000,000 aggregate principal amount of our 8 1/4% Senior Notes due 2011 which were issued on December 16, 2003. Old notes may be exchanged only in integral multiples of $1,000.

Resales

Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you

•	are acquiring the exchange notes in the ordinary course of business, and

•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to this exchange offer in exchange for the old notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of old notes who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of its business, or

•	tenders in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the Commission expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date; Withdrawal of Tenders

This exchange offer will expire at 5:00 p.m., New York City time,                     , 2004, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to this exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of this exchange offer.

Conditions to this Exchange Offer	This exchange offer is subject to customary conditions, some of which we may waive. See “The Exchange Offer—Certain Conditions to this Exchange Offer.”

Procedures for Tendering Old Notes

If you wish to accept this exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in this exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	you are not our “affiliate” as defined in Rule 405 under the Securities Act.

Guaranteed Delivery Procedures

If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay liquidated damages as described in the registration rights agreement for failure to complete the exchange offer. If you are a holder of old notes and do not tender your old notes in this exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of this exchange offer.

Consequences of Failure to Exchange

All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indenture. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer or as otherwise required under certain limited circumstances pursuant to the terms of the registration rights agreement, we do not currently anticipate that we will register the old notes under the Securities Act.

Certain U.S. Federal Income Tax Considerations	The exchange of old notes for exchange notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer.

Exchange Agent	JPMorgan Chase Bank is the exchange agent for this exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The following summary is not intended to be complete. For a more detailed description of the exchange notes, see “Description of Notes.”

Issuer	United Agri Products, Inc.

Exchange Notes Offered	$225.0 million aggregate principal amount of 8 1/4% Senior Notes due 2011.

Maturity Date	December 15, 2011.

Interest

The exchange notes will accrue interest from the date of their issuance at a rate of 8 1/4% per year. Interest on the exchange notes will be payable semi-annually in arrears on each June 15 and December 15, commencing on June 15, 2004.

Holders of old notes whose old notes are accepted for exchange in this exchange offer will be deemed to have waived the right to receive any payment in respect of interest on the old notes accrued from December 16, 2003, the original issue date of the old notes, to the date of issuance of the exchange notes. Consequently, holders who exchange their old notes for exchange notes will receive the same interest payment on June 15, 2004, which will be the first interest payment date with respect to the old notes and the exchange notes following consummation of this exchange offer, that they would have received if they had not accepted this exchange offer.

Guarantees

All of our existing direct and indirect domestic restricted subsidiaries will guarantee the exchange notes. Additionally, subject to certain exceptions described in this prospectus, each of our future direct and indirect domestic restricted subsidiaries will also guarantee the exchange notes.

Ranking	The exchange notes will be our general unsecured obligations and will:

•	rank equally in right of payment with all of our existing and future unsecured senior debt;

•	rank senior in right of payment to any of our future subordinated debt;

•	be effectively subordinated in right of payment to all of our existing and future secured debt (including obligations under our revolving credit facility) to the extent of the value of the assets securing such debt; and

•	be structurally subordinated to all obligations, including trade payables, of our subsidiaries that are not guarantors.

Similarly, the guarantees of the exchange notes will be general unsecured obligations of the guarantors and will:

•	rank equally in right of payment with all of the applicable guarantor’s existing and future unsecured senior debt;

•	rank senior in right of payment to all of the applicable guarantor’s future subordinated debt;

•	be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt (including the applicable guarantor’s guarantee under our revolving credit facility) to the extent of the value of the assets securing such debt; and

•	be structurally subordinated to all obligations, including trade payables, of our subsidiaries that are not guarantors.

On a pro forma basis as of August 24, 2003, after giving effect to the Transactions, we and our subsidiaries would have had $423.7 million of debt, of which $198.7 million would have been secured debt of UAP and the guarantors under our revolving credit facility and $225.0 million would have consisted of the notes.

See “Summary Unaudited Pro Forma Condensed Combined Financial and Other Data,” “Summary Historical Combined Financial and Other Data,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Selected Historical Combined Financial and Other Data” and “Capitalization.”

Optional Redemption

We may redeem some or all of the old notes or exchange notes at any time and from time to time on or after December 15, 2007 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

At any time prior to December 15, 2006, we may use the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount of the old notes or exchange notes and all or a portion of any additional notes issued after the date of the indenture, in each case at a redemption price equal to 108.250% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

In addition, at any time and from time to time prior to December 15, 2007, we may redeem some or all of the old notes and exchange notes at a redemption price equal to 100% of the principal amount plus a make-whole premium, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

Change of Control

If we experience a change of control, we may be required to offer to purchase the old notes and exchange notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date.

Certain Covenants	The indenture governing the old notes and the exchange notes contains covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make other distributions on our capital stock or repurchase, repay or redeem our capital stock or subordinated debt;

•	make certain investments;

•	incur liens;

•	enter into certain types of transactions with affiliates;

•	limit dividends or other payments by our restricted subsidiaries to us; and

•	sell all or substantially all of our assets or merge with or into other companies.

These covenants are subject to important exceptions and qualifications which are described under the heading “Description of Notes—Certain Covenants” in this prospectus.

RISK FACTORS

Investing in the notes involves substantial risk. Before you participate in the exchange offer, you should carefully consider all the information in this prospectus including matters set forth under the heading “Risk Factors.”

THE COMPANY

Our principal executive offices are located at 7251 W. 4th Street, Greeley, Colorado 80634. Our main telephone number is (970) 356-4400.

SUMMARY UNAUDITED PRO FORMA  CONDENSED COMBINED FINANCIAL AND OTHER DATA

The summary unaudited pro forma condensed combined financial data of United Agri Products give effect, in the manner described under “Unaudited Pro Forma Condensed Combined Financial Data” and the notes thereto, to (i) the Acquisition, (ii) the Financings and (iii) the Refinancing, as if they occurred as of February 25, 2002 in the case of the unaudited pro forma statements of operations data and as of August 24, 2003 in the case of the unaudited pro forma balance sheet data. The unaudited pro forma financial data do not purport to represent what our results of operations or financial position would have been if the Transactions had occurred as of the dates indicated or what such results will be for future periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

You should read the information contained in this table in conjunction with “Prospectus Summary—The Transactions,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Selected Historical Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and the accompanying notes thereto of the ConAgra Agricultural Products Business included elsewhere in this prospectus.

	Pro Forma
	Fiscal Year Ended February 23, 2003	Twenty-Six Weeks Ended August 24, 2003	Twelve Months Ended August 24, 2003
	(dollars in thousands)
Statement of Operations Data:
Net sales	$2,526,765	$1,930,285	$2,440,890
Costs and expenses:
Cost of goods sold	2,166,594	1,668,398	2,065,560
Selling, general and administrative expenses	276,737	154,083	263,914
Corporate allocations—Selling, general and administrative expenses	10,766	6,119	11,843

Income from operations	72,668	101,685	99,573
Interest expense	33,072	15,873	31,792

Income before income taxes	39,596	85,812	67,781
Income tax expense	15,499	32,563	25,760

Net income	$24,097	$53,249	$42,021

Other Operating Data:
Adjusted EBITDA (a)	$76,364	$102,230	$102,262
Depreciation and amortization	16,706	7,815	16,016
Capital expenditures	6,417	4,823	6,852
Ratio of earnings to fixed charges (b)			2.46x

Pro Forma
August 24, 2003
(in thousands)
Balance Sheet Data:
Working capital	$465,371
Total assets	1,171,683
Total debt	423,738
Stockholders’ equity	180,000

(a)	EBITDA represents net income before interest expense, finance charges, income taxes, depreciation and amortization. Adjusted EBITDA corresponds to a calculation made in the indenture for the notes and is calculated by adjusting EBITDA for certain items of income and expense. The adjustments to EBITDA are as follows: (1) the elimination of Businesses Not Acquired; (2) the add-back of bad debt expense, before collections from customer accounts previously written-off as bad debts, that exceeds 1% of net sales; (3) the subtraction of collections of customer accounts previously written-off as bad debts; and (4) physical inventory adjustments that exceed 0.5% of the cost of goods sold for fertilizer products. We present Adjusted EBITDA because a corresponding calculation is used in the indenture for the notes to determine whether we may incur additional indebtedness. Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP. Accordingly, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our operating performance or liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Obligations and Commitments” for a discussion of the application of Adjusted EBITDA as a measure of our ability to incur indebtedness under the indenture. The following table sets forth a reconciliation of our Adjusted EBITDA:

	Pro Forma
	Fiscal Year Ended February 23, 2003	Twenty-Six Weeks Ended August 24, 2003	Twelve Months Ended August 24, 2003
	(in thousands)
Net income of the ConAgra Agricultural Products Business	$25,239	$54,755	$40,919
Income tax expense	16,096	33,489	24,962

Income before income taxes	41,335	88,244	65,881
Depreciation and amortization	18,069	8,324	16,835
Interest expense and allocated finance charges (1)	25,068	8,850	20,318

EBITDA of the ConAgra Agricultural Products Business	84,472	105,418	103,034
Elimination of Businesses Not Acquired (2)	4,902	4,082	12,555

EBITDA of Acquired Businesses	89,374	109,500	115,589
Bad debt expense (3)	—	—	—
Collections (4)	(14,869)	(5,631)	(12,439)
Physical inventory adjustments (5)	1,859	(1,639)	(888)

Adjusted EBITDA	$76,364	$102,230	$102,262

(1)	Represents third party interest expense and finance charges allocated to the ConAgra Agricultural Products Business by ConAgra Foods.

(2)	Represents the elimination of the Businesses Not Acquired in connection with the Transactions. The specific items adjusted for include a wholesale fertilizer business, certain international crop distribution businesses and other assets not being acquired.

(3)	Represents the amount of bad debt expense, before collections from customer accounts previously written-off as bad debts, that exceeded 1% of net sales for the respective period. The covenant in the indenture governing our ability to incur additional indebtedness excludes the impact of such bad debt. Our bad debt expense (income) for the periods set forth above was $(0.4) million during fiscal 2003, $9.7 million or 0.5% of net sales during the twenty-six weeks ended August 24, 2003, and $(6.1) million during the twelve months ended August 24, 2003.

(4)	Represents the amount of collections from customer accounts previously written-off as bad debts. The covenant in the indenture governing our ability to incur additional indebtedness excludes the impact of such collections.

(5)	Represents the amount of physical inventory adjustments during the respective period that exceeded 0.5% of the cost of goods sold for fertilizer products. The covenant in the indenture governing our ability to incur additional indebtedness excludes the impact of such adjustments. In addition, for the twenty-six weeks ended August 24, 2003 and the twelve months ended August 24, 2003, we have reduced our Adjusted EBITDA by the difference between the actual physical inventory adjustments and 0.5% of the cost of goods sold for fertilizer products during such periods. Our inventory adjustments for the periods set forth above were $3.9 million or 1.0% of fertilizer cost of goods sold during fiscal 2003, $(0.1) million during the twenty-six weeks ended August 24, 2003, and $1.2 million or 0.3% of fertilizer cost of goods sold during the twelve months ended August 24, 2003.

(b)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of discount and financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense. The pro forma ratio of earnings to fixed charges for the fiscal year ended February 23, 2003 and the twenty-six weeks ended August 24, 2003 was 1.82x and 4.75x, respectively.

SUMMARY HISTORICAL COMBINED FINANCIAL AND OTHER DATA

The following table sets forth summary historical combined financial and other data of the ConAgra Agricultural Products Business and the Acquired Businesses as of the dates and for the periods indicated. We have derived the summary historical combined statement of operations data for the fiscal years ended February 25, 2001, February 24, 2002 and February 23, 2003 and the summary historical combined balance sheet data as of February 24, 2002 and February 23, 2003 from the audited combined financial statements of the ConAgra Agricultural Products Business included elsewhere in this prospectus. We have derived the summary historical combined balance sheet data as of February 25, 2001 and August 25, 2002 from the unaudited combined financial statements of the ConAgra Agricultural Products Business that are not included herein. We have derived the summary historical combined statement of operations data for the twenty-six weeks ended August 25, 2002 and August 24, 2003 and the summary historical combined balance sheet data as of August 24, 2003 from the unaudited condensed combined financial statements of the ConAgra Agricultural Products Business included elsewhere in this prospectus. In the opinion of management, the unaudited condensed combined financial statements include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for these periods.

You should read the information contained in this table in conjunction with “Unaudited Pro Forma condensed combined financial data,” “Selected Historical Combined Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Prospectus Summary—The Transactions” and the historical combined financial statements and the accompanying notes thereto of the ConAgra Agricultural Products Business included elsewhere in this prospectus.

	Historical
	Fiscal Year Ended			Twenty-Six Weeks Ended
Financial and Other Operating Data of the ConAgra Agricultural Products Business	February 25, 2001	February 24, 2002	February 23, 2003	August 25, 2002	August 24, 2003
	(dollars in thousands)

Statement of Operations Data:
Net sales	$2,901,350	$2,947,064	$2,663,647	$2,075,809	$1,976,880
Costs and expenses:
Cost of goods sold	2,532,497	2,597,510	2,298,678	1,820,301	1,709,247
Selling, general and administrative expenses	311,289	350,002	287,491	173,054	164,206
Corporate allocations:
Selling, general and administrative expenses (a)	11,443	10,924	11,075	5,156	6,333
Finance charges (b)	60,077	41,143	23,141	12,019	8,549
Interest expense	4,875	5,372	1,927	1,581	301

	2,920,181	3,004,951	2,622,312	2,012,111	1,888,636

Income (loss) before income taxes	(18,831)	(57,887)	41,335	63,698	88,244
Income tax expense (benefit)	(6,300)	(20,851)	16,096	24,623	33,489

Net income (loss)	$(12,531)	$(37,036)	$25,239	$39,075	$54,755

Other Operating Data:
Depreciation and amortization	$15,719	$18,399	$18,069	$9,558	$8,324
Capital expenditures	26,978	15,165	7,988	5,263	4,840
Ratio of earnings to fixed charges (c)	—	—	2.02x	3.99x	6.56x

Balance Sheet Data:
Cash and cash equivalents	$146,335	$72,692	$28,559	$—	$—
Working capital	363,131	127,865	455,154	652,325	592,429
Total assets	1,820,573	1,396,155	1,352,025	1,533,911	1,283,812
Total debt	3,861	4,473	9	27	9
Stockholder’s net investment and advances	530,735	294,492	587,898	802,299	713,917

	Fiscal Year Ended			Twenty-Six Weeks Ended
Financial and Other Operating Data of the Acquired Businesses	February 25, 2001	February 24, 2002	February 23, 2003	August 25, 2002	August 24, 2003
	(dollars in thousands)

Statement of Operations and Other Operating Data:
Net sales	$2,771,625	$2,770,192	$2,526,765	$2,016,160	$1,930,285
Income (loss) before income taxes	2,874	(48,636)	48,247	61,446	93,123
Depreciation and amortization	14,951	17,148	16,706	8,505	7,815
Cash paid for interest	4,934	5,319	1,980	1,581	301
Capital expenditures	23,006	13,654	6,417	4,388	4,823
Cash flows (used in) provided by operating activities	(85,294)	138,572	(302,305)	(602,463)	(129,480)
Cash flows (used in) provided by financial activities	133,987	(198,521)	263,795	535,160	106,623
Cash flows (used in) provided by investing activities	(18,238)	(13,694)	(5,623)	(5,389)	(5,702)
Adjusted EBITDA (d)	81,476	68,080	76,364	76,332	102,230
Ratio of earnings to fixed charges (c)	1.04x	—	2.22x	3.94x	6.99x

Balance Sheet Data:
Cash and cash equivalents	146,335	72,692	28,559	—	—
Working capital	318,584	103,784	401,320	603,898	567,476
Total assets	1,707,496	1,298,187	1,292,700	1,494,496	1,257,627
Stockholder’s net investment and advances	507,196	266,436	563,663	774,243	689,682

(a)	Represents expenses incurred by ConAgra Foods and allocated to the ConAgra Agricultural Products Business based on specific services provided or based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries.

(b)	Represents amounts charged to the ConAgra Agricultural Products Business by ConAgra Foods on ConAgra Foods’ investment in and intercompany advances to the ConAgra Agricultural Products Business.

(c)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of discount and financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense. For fiscal 2001 and 2002, the ConAgra Agricultural Products Businesses’ earnings were insufficient to cover fixed charges by $18.8 million and $57.9 million, respectively. For fiscal 2002, the Acquired Businesses’ earnings were insufficient to cover fixed charges by $48.6 million.

(d)

EBITDA represents net income (loss) before interest expense, finance charges, income taxes, depreciation and amortization. Adjusted EBITDA corresponds to a calculation made in the indenture for the notes and is calculated by adjusting EBITDA for certain items of income and expense. The adjustments to EBITDA are as follows: (1) the elimination of Businesses Not Acquired; (2) the add-back of bad debt expense, before collections from customer accounts previously written-off as bad debts, that exceeds 1% of net sales; (3) the subtraction of collections of customer accounts previously written-off as bad debts; and (4) physical inventory adjustments that exceed 0.5% of the cost of goods sold for fertilizer products. We present Adjusted EBITDA because a corresponding calculation is used in the indenture for the notes to determine whether we may incur additional indebtedness. Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP. Accordingly, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our operating performance or liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Obligations and Commitments” for a discussion of the application of Adjusted EBITDA as a measure of our ability to incur indebtedness under the indenture. The following table sets forth a reconciliation of our Adjusted EBITDA:

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 25, 2001	February 24, 2002	February 23, 2003	August 25, 2002	August 24, 2003
	(in thousands)

Net income (loss) of the ConAgra Agricultural Products Business	$(12,531)	$(37,036)	$25,239	$39,075	$54,755
Income tax expense (benefit)	(6,300)	(20,851)	16,096	24,623	33,489

Income (loss) before income taxes	(18,831)	(57,887)	41,335	63,698	88,244
Depreciation and amortization	15,719	18,399	18,069	9,558	8,324
Interest expense and allocated finance charges (1)	64,952	46,515	25,068	13,600	8,850

EBITDA of the ConAgra Agricultural Products Business	61,840	7,027	84,472	86,856	105,418
Elimination of Businesses Not Acquired (2)	18,335	6,383	4,902	(3,571)	4,082

EBITDA of Acquired Businesses	80,175	13,410	89,374	83,285	109,500
Bad debt expense (3)	2,784	28,533	—	—	—
Collections (4)	(1,284)	(1,086)	(14,869)	(8,061)	(5,631)
Physical inventory adjustments (5)	(199)	27,223	1,859	1,108	(1,639)

Adjusted EBITDA	$81,476	$68,080	$76,364	$76,332	$102,230

(1)	Represents third party interest expense and finance charges allocated to the ConAgra Agricultural Products Business by ConAgra Foods.

(2)	Represents the elimination of the Businesses Not Acquired in connection with the Transactions. The specific items adjusted for include a wholesale fertilizer business, certain international crop distribution businesses and other assets not being acquired.

(3)	Represents the amount of bad debt expense, before collections from customer accounts previously written-off as bad debts, that exceeded 1% of net sales for the respective period. The covenant in the indenture governing our ability to incur additional indebtedness excludes the impact of such bad debt. Our bad debt expense (income) for the periods set forth above was $29.2 million or 1.1% of net sales during fiscal 2001, $55.1 million or 2.0% of net sales during fiscal 2002, $(0.4) million during fiscal 2003, $15.4 million or 0.8% of net sales during the twenty-six weeks ended August 25, 2002, and $9.7 million or 0.5% of net sales during the twenty-six weeks ended August 24, 2003.

(4)	Represents the amount of collections from customer accounts previously written-off as bad debts. The covenant in the indenture governing our ability to incur additional indebtedness excludes the impact of such collections.

(5)	Represents the amount of physical inventory adjustments during the respective period that exceeded 0.5% of the cost of goods sold for fertilizer products. The covenant in the indenture governing our ability to incur additional indebtedness excludes the impact of such adjustments. In addition, for fiscal 2001 and the twenty-six weeks ended August 24, 2003, we have reduced our Adjusted EBITDA by the difference between the actual physical inventory adjustments and 0.5% of the cost of goods sold for fertilizer products during such periods. Our inventory adjustments for the periods set forth above were $1.6 million or 0.4% of fertilizer cost of goods sold during fiscal 2001, $29.6 million or 6.2% of fertilizer cost of goods sold during fiscal 2002, $3.9 million or 1.0% of fertilizer cost of goods sold during fiscal 2003, $2.6 million or 0.9% of fertilizer cost of goods sold during the twenty-six weeks ended August 25, 2002 and $(0.1) million during the twenty-six weeks ended August 24, 2003.

RISK FACTORS

In addition to the other information contained in this prospectus, the following factors should be considered carefully before participating in this exchange offer. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer.

RISKS RELATING TO THE NOTES AND THE OFFERING

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have substantial indebtedness. As of August 24, 2003, on a pro forma basis after giving effect to the Transactions, we would have had $423.7 million of total indebtedness. In addition, subject to the restrictions in the indenture and our senior credit facility, we may incur additional indebtedness. The high level of our indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to these notes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for other purposes such as capital expenditures;

•	we may be limited in our ability to borrow additional funds;

•	we may have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we may be more vulnerable to economic downturns and adverse developments in our business.

Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors which are beyond our control and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the notes.

Our ability to pay our expenses and to pay principal and interest on the notes and our other debt depends on our ability to generate positive cash flow in the future, which is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our operations will generate sufficient cash flow from operations or that currently anticipated cost savings and operating improvements will be realized on schedule, or at all, or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay principal and interest on our debt (including the notes) or to fund other liquidity needs.

If we do not have sufficient cash flow from operations, we may be required to incur additional indebtedness, refinance all or part of our existing debt (including the notes) or sell assets. Our ability to borrow funds under our revolving credit facility in the future will depend on our meeting the financial covenants in such credit facility, and we cannot guarantee that sufficient borrowings will be available to us. See “Description of Other Indebtedness.” If we are required to refinance our existing debt or sell some of our assets, we cannot guarantee that we will be able to do so on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements, including our revolving credit facility and the indenture governing the notes, may restrict us from effecting any of these alternatives. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could significantly adversely affect our financial condition, the value of the notes and our ability to pay principal of and interest on the notes.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us or our subsidiaries from doing so. Our revolving credit facility provides commitments of up to $500.0 million, $282.5 million of which would have been available for future borrowings as of August 24, 2003, on a pro forma basis after giving effect to the Transactions, subject to the aggregate borrowing base availability and net of $18.8 million in outstanding letters of credit. All of those borrowings would be secured and, as a result, would be effectively senior to the notes and the guarantees of the notes by our subsidiary guarantors. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

A significant portion of our assets are owned, and a significant percentage of our net sales are earned, by our direct and indirect subsidiaries. Our ability to repay the notes depends upon the performance of these subsidiaries and their ability to make distributions.

A significant portion of our operations is conducted by our subsidiaries, and therefore, our cash flows and our ability to service indebtedness, including our ability to pay the interest on and principal of the notes when due, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings.

Our subsidiaries are separate and distinct legal entities and, except for the existing and future subsidiaries that will be guarantors of the notes, they will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. If our subsidiaries do not pay out dividends or other distributions to us, we may not have sufficient cash to fulfill our obligations under the notes.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured and are effectively subordinated to any existing or future secured indebtedness of us or our guarantors, including our obligations under our revolving credit facility and each guarantor’s obligations under its respective guarantee of our revolving credit facility that are secured by a security interest in substantially all of our domestic tangible and intangible assets and the assets and a portion of the stock of certain of our non-U.S. subsidiaries. In the event of a foreclosure, dissolution, winding-up, liquidation, reorganization, bankruptcy or similar proceeding involving us or a guarantor, the assets which serve as collateral for any secured indebtedness will be used to satisfy the obligations under the secured indebtedness before any payments are made on the notes. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of August 24, 2003, on a pro forma basis after giving effect to the Transactions, we would have had $198.7 million of senior secured indebtedness (all of which would have been indebtedness under our revolving credit facility and which would not have included availability of $282.5 million under our revolving credit facility, which availability is subject to the aggregate borrowing base availability and net of $18.8 million in outstanding letters of credit). The indenture permits the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries.

The notes will not be guaranteed by any of our non-U.S. subsidiaries. Our foreign subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we or the guarantors have to receive any assets of any of the foreign subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of that subsidiaries’ creditors, including trade creditors and holders of debt of those subsidiaries. Our non-guarantor subsidiaries can incur up to $20.0 million under our revolving credit facility, subject to aggregate borrowing base availability.

We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our revolving credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, interest and liquidated damages, if any, on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, interest and liquidated damages, if any, on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our revolving credit facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest and liquidated damages, if any, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may need to seek to obtain waivers from the required lenders under our revolving credit facility to avoid being in default. If we breach our covenants under our revolving credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our revolving credit facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of Notes.”

The indenture and our revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional indebtedness;

•	acquire the assets of, or merge or consolidate with, other companies;

•	pay dividends or make other distributions on our capital stock or repurchase, repay or redeem the notes, subordinated debt and our capital stock;

•	make certain investments;

•	incur liens;

•	make capital expenditures;

•	enter into certain types of transactions with our stockholders and affiliates;

•	limit dividends or other payments by our restricted subsidiaries to us; and

•	transfer or sell certain or all or substantially all of our assets.

In addition, our revolving credit facility requires us to maintain certain financial ratios. See “Description of Other Indebtedness.” We may not be able to maintain these ratios. Covenants in our revolving credit facility may also impair our ability to finance future operations or capital needs or to enter into acquisitions or joint ventures or engage in other favorable business activities.

If we default under our revolving credit facility, we could be prohibited from making any payments on the notes. In addition, the lenders under our revolving credit facility could require immediate repayment of the entire principal. If those lenders require immediate repayment, we will not be able to repay them and also repay the notes in full.

Federal and state laws permit a court to void the notes or the subsidiary guarantees under certain circumstances.

The notes will be guaranteed by all of our domestic restricted subsidiaries. Both the issuance of the notes and the guarantees may be subject to review under United States federal bankruptcy law and comparable provisions of state fraudulent conveyance laws if a bankruptcy or reorganization case or lawsuit is commenced by or on behalf of our or a guarantor’s unpaid creditors. Under these laws, a court could void the obligations under the notes or the guarantees, subordinate the notes or the guarantees of the notes to the presently existing or future indebtedness of us or such guarantor or take other action detrimental to holders of the notes and the guarantees of the notes, if, among other things, at the time the indebtedness was incurred, we or the guarantor:

•	issued the notes or the guarantee to delay, hinder or defraud present or future creditors; or

•	received less than reasonably equivalent value or fair consideration for issuing the notes or the guarantee at the time it issued the notes or the guarantee and:

•	was insolvent or rendered insolvent by reason of issuing the notes or the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure of the standard that a court would use to determine whether or not we or a guarantor were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the notes or the guarantees would not be voided or notes or the the guarantees would not be subordinated to the presently existing or future indebtedness of us or such guarantor. If such a case were to occur, the notes or the guarantee could also be subject to the claim that, since the notes or the guarantee were incurred for our benefit and only indirectly for the benefit of us or the guarantor, our obligations or the obligations of the applicable guarantor were incurred for less than fair consideration.

The indenture provides that we may, after complying with certain conditions, defease the notes and be released from our obligations under many of the covenants contained in the indenture, or discharge all of our obligations under the indenture within a year of the maturity date or a redemption date. One of the conditions to such defeasance or discharge is that we deposit sufficient funds with the trustee to pay the principal, interest and premium and liquidated damages, if any, on the outstanding notes through maturity or an applicable redemption date. If a bankruptcy or reorganization proceeding is initiated within the applicable preference period, which generally varies from 90 days to one year, the deposit would likely be subject to review under federal bankruptcy law and comparable provisions of state law. In such an event, a court may void the deposit of funds with the trustee as a preferential transfer and recover such funds for the benefit of the bankruptcy estate and/or otherwise order that the funds be made available to satisfy claims of other creditors. In addition, under the fraudulent conveyance laws described above, a court could also void the deposit of funds or take other actions detrimental to you. The indenture will permit us to finance the defeasance deposit by issuing secured debt that we would not otherwise be permitted to incur under the indenture. In the event that the payments used to defease the notes are found to be a preferential transfer or a fraudulent conveyance, any claims arising out of or relating to the notes or the guarantees would be effectively subordinated in right of payment to any of our secured debt, including the secured debt incurred to finance the defeasance, to the extent of the value of the assets securing that debt. Your ability to recover on the notes after a defeasance or discharge may be reduced or eliminated as a result of these risks.

In the event we and/or one or more of our subsidiaries were to become the subjects of a bankruptcy case, the bankruptcy court, under appropriate circumstances, might order the substantive consolidation of our assets and liabilities with those of our subsidiaries.

Substantive consolidation is a concept founded in the equitable powers of a bankruptcy court and results in the consolidation of the assets and liabilities of two entities and the payment of creditors as if they were all creditors of a single economic unit. In general, substantive consolidation is imposed where creditors of one entity justifiably relied upon the credit or financial condition of other separate business entities as if they were one. Despite the fact that we maintain our separateness from that of our subsidiaries and do not hold ourselves out to be one and the same entity, the issuance of the guarantees by certain of our subsidiaries, and the existence of numerous intercompany agreements, might be seized upon by a bankruptcy court as a basis for imposing a substantive consolidation of our assets and liabilities with those of one or more of our subsidiaries in the event we and/or one or more of our subsidiaries were to become the subjects of bankruptcy cases under the United States Bankruptcy Code. If such a result were to occur, our assets would be made available to satisfy not only the claims of our own creditors but the claims of the creditors of our subsidiaries, thereby diluting the potential recovery by our own creditors.

If you do not properly tender your old notes in the exchange offer, you will continue to hold unregistered old notes that are subject to transfer restrictions.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in this exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly then, after we consummate this exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•	if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after this exchange offer in consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After this exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

An active trading market may not develop for the exchange notes, in which case, the trading market liquidity and the market price quoted for the exchange notes could be adversely effected.

The exchange notes are a new issue of securities with no established trading market and will not be listed on any securities exchange or automated dealer quotation system. The liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate this exchange offer would reduce liquidity and could lower the market price of those exchange notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase the outstanding notes at 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase unless such notes have been previously called for redemption. We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer. Furthermore, our revolving credit facility, with certain limited exceptions, prohibits the repurchase or redemption of the notes before their stated maturity. Consequently, lenders thereunder may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders. We cannot assure you that we would be able to obtain such waivers or refinance our indebtedness on terms acceptable to us, or at all. Finally, the occurrence of a change of control could also constitute an event of default under our revolving credit facility, which could result in the acceleration of all amounts due thereunder. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

RISKS RELATING TO OUR BUSINESS

Our substantial leverage could harm our business by limiting our available cash and our access to additional capital.

After completing the Transactions, we will be highly leveraged. As of August 24, 2003, on a pro forma basis after giving effect to the Transactions, our total consolidated indebtedness would have been $423.7 million and we would have had $282.5 million of additional borrowings available under our revolving credit facility, subject to aggregate borrowing base availability and net of $18.8 million in outstanding letters of credit. The following chart shows our level of indebtedness and certain other information as of August 24, 2003 on a pro forma basis after giving effect to the Transactions.

Pro Forma as of August 24, 2003
(in millions)

Revolving credit facility	$198.7
Old notes offered in connection with the Refinancings	225.0

Total indebtedness	$423.7

Our high degree of leverage could have important consequences for you, including the following:

•	it may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and thus will not be available for other purposes, including our operations, capital expenditures and future business operations;

•	the debt service requirements of our other indebtedness could make it more difficult for us to make payments on the notes;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared with those of our competitors that are less highly-leveraged;

•	it may restrict our ability to make strategic acquisitions or cause us to make non-strategic divestitures; and

•	we may be more vulnerable than a less leveraged company to a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our growth.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our revolving credit facility and the indenture under which the old notes were issued and under which the exchange notes will be issued contain a number of significant covenants that, among other things, restrict our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions on or repurchases of our capital stock;

•	make certain investments;

•	enter into certain types of transactions with our affiliates;

•	limit dividends or other payments by our restricted subsidiaries to us;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

In addition, under our revolving credit facility we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with those provisions and we may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under our revolving credit facility, and the lenders could elect to declare all amounts borrowed under our revolving credit facility, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Borrowings under our revolving credit facility are effectively senior in right of payment to the notes to the extent of the value of the collateral securing our revolving credit facility. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay that indebtedness and the notes in full. See “Description of Notes” and “Description of Other Indebtedness.”

Our and our customers’ businesses are subject to seasonality and this may affect our revenues, carrying costs and collection of receivables.

Our and our customers’ businesses are seasonal, based upon the planting, growing and harvesting cycles. During fiscal 2002 and 2003, at least 75% of our net sales occurred during the first and second fiscal quarters of each year because of the condensed nature of the planting season. Since interim period operating results reflect the seasonal nature of our business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. We incur substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

Seasonality also relates to the limited windows of opportunity that our customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, we would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, we face the risk of significant inventory carrying costs should our customers’ activities be curtailed during their normal seasons. The seasonality of our industry can also affect the amount of bad debt that we are forced to carry on our books and can negatively impact our accounts receivable collections. We cannot assure you that we will not experience a material adverse effect on our business arising from the seasonality of the industry we serve. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Weather conditions may materially impact the demand for our products and services.

Weather conditions have a significant impact on the farm economy and, consequently, on our operating results. Weather conditions affect the demand for, and in some cases the supply of, products, which, in turn, has an impact on our prices. For example, weather patterns such as flood, drought or frost can cause crop failures that in turn affect the supply of feed and seed and the marketing of grain products, as well as the demand for fertilizer, crop protectants, seeds and other agronomic supplies. In recent years, we have experienced unusually severe weather conditions, including ice storms, floods and wind damage, and a summer dearth of water and pasture in some states. Adverse weather conditions can also impact the financial position of agricultural producers who do business with us, including producers to whom we extend credit. This, in turn, may adversely affect the ability of those producers to repay their obligations to us in a timely manner, or at all. Accordingly, the weather can have a material effect on our business, financial condition, results of operations and liquidity.

Our industry is very competitive and increased competition could reduce our sales and profit margins.

We operate in a highly competitive industry, particularly with respect to price and service. Our principal competitors in the distribution of crop production inputs include agricultural cooperatives, national fertilizer producers, major grain companies and independent distributors and brokers. Some of our competitors have greater financial, marketing and research and development resources, or better name recognition, than we do and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, we may experience reductions in the profit margins on sales, or may be unable to pass future material price increases on to our customers, which would also reduce profit margins.

Our success depends on a limited number of key employees and we may not be able to adequately replace them if they leave.

We believe that the success of our business strategy and our ability to operate profitably depend on the continued employment of our senior management team. The loss of the services of some of these key employees could have a material adverse effect on us. We do not have employment agreements with any of our key employees. However, in order to induce them to remain with us, UAP Holdings has entered into retention agreements with each such employee. Pursuant to these retention agreements, each of our key employees has been granted restricted units in UAP Holdings. In addition, these same employees have been issued stock options in UAP Holdings that vest in three separate tranches. See “Management.”

While we believe that our overall compensation packages for our key employees will encourage them to stay with us, we cannot assure you that we will be able to retain our existing team of key employees, attract additional qualified employees or fill new senior management positions or vacancies created by expansion or turnover.

Government regulation and agricultural policy may affect the demand for our products, and therefore our financial viability.

Existing and future government regulations and laws may greatly influence how we operate our business, our business strategy and, ultimately, our financial viability. Existing and future laws may impact the amounts and locations of fertilizer and pesticide applications. The federal Clean Water Act and the equivalent state and local water pollution control laws are designed to protect water quality. The application of fertilizer and pesticides have been identified as a source of water pollution and are currently regulated and may be more closely regulated in the future. This regulation may lead to decreases in the quantity of fertilizer and pesticides applied to crops. The application of fertilizers can also result in the emissions of nitrogen compounds and particulate matter to the air. Compliance with future requirements to limit these emissions under the federal Clean Air Act and state equivalents may affect the quantity of fertilizer used by our customers.

U.S. governmental policies and regulations may directly or indirectly influence the number of acres planted, the level of inventories, the mix of crops planted, crop prices and the amounts of and locations where fertilizers and pesticides may be applied. The market for our products could also be affected by challenges brought under the Endangered Species Act and by changes in regulatory policies affecting genetically modified seeds. We cannot predict the future regulatory framework of our business.

We are subject to expenses, claims and liabilities under environmental, health and safety laws and regulations.

We operate in a highly regulated environment. As a producer and distributor of crop production inputs, we must comply with federal, state and local environmental, health and safety laws and regulations. These regulations govern our operations and our storage, handling, discharge and disposal of a variety of substances. Our operations are regulated at the federal level under the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, and at the state level under analogous state laws and regulations. As a formulator, seller and distributor of crop production inputs, we are also subject to registration requirements under the Federal Insecticide, Fungicide, and Rodenticide Act and related state statutes, which require us to provide information to regulatory authorities regarding the benefits and risks of the products we sell and distribute, and to update that information. Risk information supplied to governmental authorities by us or others could result in the cancellation of products or in limitations on their use. In addition, these laws govern information contained in product labels and in promotional materials, require that products are manufactured in adherence to manufacturing specifications, and impose reporting and recordkeeping requirements relating to production and sale of certain pesticides. Non-compliance with these environmental, health and safety laws can result in significant fines or penalties or restrictions on our ability to sell or transport products.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, we could be held jointly and severally responsible for the removal or remediation of any hazardous substance contamination at facilities that currently own or operate, at facilities that we owned or operated in the past, at neighboring properties to which such contamination has migrated from our facilities, and at third party waste disposal sites to which we have sent wastes. We could also be held liable for any consequences arising out of human exposure to these substances or other environmental damage, including natural resource damages.

We may incur substantial costs to comply with these environmental, health and safety law requirements. We may also incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. In addition, we may discover currently unknown environmental problems or conditions. We cannot assure you that the continued compliance with environmental laws, the discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events will not give rise to claims that may involve material expenditures or liabilities by us.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under our revolving credit facility, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our other indebtedness, including the notes, would decrease.

Our profitability depends significantly on rebates from our vendors. If we are unsuccessful in earning, negotiating or collecting rebates, it could have an adverse impact on our business.

We receive rebates from crop protection chemicals and seed vendors based on programs offered by our suppliers to all of their customers. The programs vary based on product type and specific vendor practice. The majority of the rebate programs run on a crop year basis, typically from October 1st to September 30th, although other periods are sometimes utilized. The majority of these rebates are product-specific and are based on our sales of that product in a given crop year. We also negotiate individually with our vendors for additional rebates after the conclusion of the crop year and often several months after we have purchased and sold the products for which we are negotiating rebates. These individually negotiated rebates are based on various goals, such as our ability to grow sales of a particular vendor’s products at a faster rate than that vendor’s aggregate growth in sales for the same year, as well as increasing the percentage of our aggregate sales represented by a vendor’s product line as compared with our sales of the vendor’s competitors’ product lines and rebates in response to lower prices from a vendor’s competitors.

Our ability to earn, negotiate and collect rebates is critical to the success of our business. Generally, we sell the crop protection chemicals and seed we purchase from vendors at a reduced margin, with the profit from any sales of such products being made primarily from rebates from vendors. We price our products to our customers based on the amount of rebates we expect to receive at year-end.

Because the amount of rebates we earn is directly related to the performance of our business and because the nature of the rebate programs and the amount of rebates available are determined by our vendors, there can be no assurance as to the amount of rebates we will receive in any given year. If our sales in any crop year are lower than expected, either because of poor weather conditions, increased competition or for any other reason, we will earn fewer rebates, and our gross margins may suffer. Additionally, our vendors may reduce the amount of rebates offered under their programs, or increase the sales goals or other conditions we must meet to earn rebates to levels that we cannot achieve. Finally, our ability to negotiate individually for additional rebates may cease or become limited, and our efforts to collect cash rebates periodically throughout the year may be unsuccessful. The occurrence of any of these events could have an adverse impact on our margins, net income or business.

Apollo controls us and may have conflicts of interest with us or you in the future.

Apollo owns approximately 95.4% of UAP Holding’s outstanding shares of common stock (89.1% on a fully diluted basis). In addition, pursuant to our investor rights agreement, Apollo has the right to vote all of the other outstanding common stock of UAP Holdings. As a result, Apollo has control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of equity holders, regardless of whether or not other equity holders or noteholders believe that any such transactions are in their own best interests. The interests of Apollo and its affiliates may conflict with our or your interests. For example, Apollo could cause us to make acquisitions that increase the amount of indebtedness that is secured or sell revenue-generating assets, in any such case impairing our ability to make payment under the notes. Additionally, Apollo is in the business of investing in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Apollo is under no obligation to maintain any minimum ownership interest in UAP Holdings. However, so long as Apollo continues to own a significant amount of equity of UAP Holdings, they will control or, even if such amount is less than 50%, they will be able to strongly influence or effectively control, our decisions.

THE EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

We and the guarantors of the old notes have entered into a registration rights agreement with the initial purchasers of the old notes as part of the Transactions in which we agreed to file a registration statement relating to an offer to exchange the old notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our best efforts to cause such offer to be consummated within 255 days following the original issuance of the old notes. The exchange notes will have terms substantially identical to the old notes except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest payable for the failure to have the registration statement of which this prospectus forms a part declared effective by July 13, 2004 or this exchange offer consummated by August 27, 2004. The old notes were issued on December 16, 2003.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the Commission to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective until the earlier of (a) the date on which all outstanding old notes held by persons that are not our affiliates may be resold without registration under the Securities Act pursuant to Rule 144(k) under the Securities Act or any successor provision thereto and (b) such time as all of the old notes have been sold thereunder. These circumstances include:

•	because of any change in current law or prevailing interpretations of the staff of the Commission, we are not permitted to effect this exchange offer;

•	this exchange offer is not consummated within 255 days following the original issuance of the old notes; or

•	the initial purchasers in the offering of the old notes continue to hold old notes that have the status of an unsold allotment or any other holder of old notes who is not able to participate in this exchange offer so requests in writing on or before the 20th business day after the consummation of this exchange offer.

If we fail to comply with our obligations under the registration rights agreement to have the registration statement of which this prospectus forms a part declared effective by July 13, 2004 or this exchange offer consummated by August 27, 2004, we will be required to pay additional interest to holders of the old notes.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in this exchange offer will be required to make the following representations:

•	that any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	that at the time of the commencement of the registered exchange offer it had no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of exchange notes in violation of the Securities Act;

•	that it is not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours;

•	if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

•	if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old note that were acquired as a result of market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such exchange notes.

Resale of Exchange Notes

Based on interpretations of the Commission staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under this exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the Commission set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If as stated above a holder cannot rely on the position of the staff of the Commission set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes.

Terms of this Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue a like principal amount of exchange notes in exchange for the principal amount of old notes surrendered under this exchange offer. Old notes may be tendered only in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, both series will be treated as a single class of debt securities under that indenture.

This exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $225,000,000 aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in this exchange offer.

We intend to conduct this exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the Commission. Old notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate this exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to this Exchange Offer.”

Holders who tender old notes in this exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with this exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in this exchange offer.

Expiration Date; Extensions; Amendments

This exchange offer will expire at 5:00 p.m., New York City time on                     , 2004, unless in our sole discretion, we extend it.

In order to extend this exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes;

•	to extend this exchange offer or to terminate this exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to this Exchange Offer” have not been satisfied, by giving oral or written notice of such deal, extension or termination to the exchange agent; or

•	subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice or public announcement thereof to the registered holders of old notes. If we amend this exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of this exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Certain Conditions to this Exchange Offer

Despite any other term of this exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	this exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the Commission;

•	any governmental approval that we and the guarantors deem necessary for the consummation of this exchange offer shall not have been obtained; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer and any development shall have occurred in any existing action or proceeding with respect to us and the guarantors, in each case that would reasonably be expected to materially impair our ability and the ability of the guarantors to consummate this exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that prior to the expiration of the exchange offer has not made:

•	the representations described under “—Purpose and Effect of this Exchange Offer”, “—Procedures for Tendering” and “Plan of Distribution,” and

•	such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension to the registered holders of the old notes in accordance with the notice procedures described in the following paragraph. During any such extensions, all old notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of this exchange offer.

We expressly reserve the right to amend or terminate this exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us prior to the expiration of this exchange offer. If we fail to exercise any of the foregoing rights, that failure in itself will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times except that all conditions to this exchange offer, other than those described in the first sentence of this section, must be satisfied or waived by us prior to the expiration of this exchange offer.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

Only a holder of old notes may tender such old notes in this exchange offer. To tender in this exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation;

•	such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under this exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of this exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

—	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

—	stating that the tender is being made thereby; and

—	guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “—Exchange Agent,” or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have validity tendered for exchange for purposes of this exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) as soon as practicable after withdrawal, rejection of tender or termination of this exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

JPMorgan Chase Bank has been appointed as exchange agent for this exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Hand, Overnight Delivery, Registered or Certified Mail: JPMorgan Chase Bank Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75221 Attn: Frank Ivins	By Facsimile Transmission (for eligible institutions only): (214) 468-6494 Institutional Trust Services To Confirm by Telephone or for Information Call: (214) 468-6464 Institutional Trust Services

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with this exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of this exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with this exchange offer include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under this exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under this exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in this exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under this exchange offer will remain subject to the restrictions on transfer of such old notes:

•	as set forth in the legend printed on the notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private placement offering of the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the Commission staff, exchange notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with this exchange offer. We will record the expenses of this exchange offer as incurred.

Other

Participation in this exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered old notes.

THE ACQUISITION

The following contains summaries of certain agreements relating to the Acquisition. The descriptions of such agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. Copies of the stock purchase agreement and other material contracts described below are filed as exhibits to the registration statement of which this prospectus forms a part.

THE STOCK PURCHASE AGREEMENT

Acquisition

On November 24, 2003, pursuant to the stock purchase agreement dated as of October 29, 2003, as amended on November 24, 2003, among us, ConAgra Foods and our current parent, UAP Holdings, UAP Holdings acquired us from ConAgra Foods in a merger and related transactions. As part of the Acquisition, UAP Holdings acquired our Canadian affiliates and caused its newly formed subsidiary, UAP Acquisition Corp., to merge into us. In connection with the merger, UAP Holdings contributed all of the outstanding capital stock of our Canadian affiliates to us.

The purchase price was $575.0 million and is subject to post-closing adjustments as described below. On November 24, 2003, the aggregate consideration paid to ConAgra Foods was $560.0 million, of which $500.0 million was paid in cash and $60.0 million was paid in the form of shares of Series A Redeemable Preferred Stock of UAP Holdings. The aggregate consideration paid to ConAgra Foods at the closing of the Acquisition equaled our estimated net book value, including the value of our Canadian subsidiaries, as of the closing of the Acquisition, less the sum of certain rebate payments, management retention bonuses we agreed to assume and a $7.5 million expense we paid to ConAgra Foods at the closing of the Acquisition pursuant to a transition services agreement.

In addition, prior to April 30, 2004 we estimate we will pay ConAgra Foods approximately $53.0 million, subject to post-closing adjustments, which amount is equal to the difference between the estimated net book value of the Acquired Businesses at the effective time of the closing of the Acquisition, as estimated as of November 23, 2003, and the amount of consideration paid to ConAgra Foods at such closing. This estimated net book value and the rebate payments to be made to ConAgra Foods after the closing of the Acquisition are based on the assumption that we will collect 100% of the estimated rebates for the 2003 and prior crop years (the “Estimated Rebates”). The rebate payments will be paid to ConAgra Foods by submitting up to 50% of all rebate payments received by us related to the 2003 and prior crop years from the closing of the Acquisition until April 30, 2004 up to an estimated $53.0 million, subject to post-closing adjustments. On April 30, 2004, the parties will adjust the rebate payments if the actual rebates received by us prior to such date related to the 2003 and prior crop years are different than the Estimated Rebates. In addition, the aggregate consideration other than the rebates will be separately adjusted after the closing based on the closing net book value.

The Acquisition was financed with approximately $242.0 million of borrowings under our secured $500.0 million asset-based revolving credit facility, $175.0 million of borrowings under our senior bridge loan facility and $180.0 million of equity. See “Description of Other Indebtedness.”

Representations and Warranties

The stock purchase agreement dated October 29, 2003, as amended on November 24, 2003, contains customary representations, warranties and covenants. The representations and warranties survive the closing for eighteen months. Certain fundamental representations and warranties survive the closing indefinitely. The environmental representations and warranties survive the closing for four years. Some of the representations and warranties relating to tax matters survive the closing until thirty days after the expiration of the applicable statute of limitations.

Indemnity

ConAgra Foods has agreed to indemnify UAP Holdings and us from certain liabilities, including:

•	losses or damages arising from the inaccuracy or breach of any representation or warranty of ConAgra Foods contained in the stock purchase agreement, subject to the limitations described below;

•	losses or damages arising from breaches of the covenants and agreements made or to be performed by ConAgra Foods pursuant to the stock purchase agreement;

•	losses or damages related to the assets and businesses retained by ConAgra Foods; and

•	losses or damages related to the restatement of earnings announced by ConAgra Foods on May 23, 2001 and any shareholder litigation or investigations by the SEC related thereto.

The stock purchase agreement does not allow us to make a claim for indemnification for any loss or damage relating to a breach of a representation or warranty, unless the damages for any claim or series of related claims exceed $10.0 million (other than for losses relating to certain fundamental representations and warranties). Our indemnification for breaches of representations and warranties (other than for losses arising from breaches of specified representations and warranties to which this cap does not apply) is limited to $150.0 million. In addition, ConAgra Foods agreed to indemnify us for pre-closing income taxes and to reflect liability accruals for pre-closing non-income taxes in the final net book value calculation.

We, together with UAP Holdings, have agreed to indemnify ConAgra Foods for breaches of the applicable agreements and certain pre-closing matters, including the assumed litigation and pre-closing employee benefits.

Insurance

We have historically been self-insured by ConAgra Foods, subject to our deductible, which ranged from $500,000 in 1986 to $2.5 million in 2003. For pre-closing insured occurrences, events or conditions, liabilities in excess of our deductible, but below ConAgra Foods’ self-insured amount, will be paid by ConAgra Foods. For pre-closing insured occurrences, events or conditions, ConAgra Foods’ self-insured amount has ranged from $2 million in 1991 to $7.5 million in 2003 except that, for a portion of 2002, ConAgra Foods’ self-insured amount was $10 million. Any amounts above our deductible and above ConAgra Foods’ self-insured amount will be covered by insurance. Subject to our deductible, ConAgra Foods will continue to be responsible for insured claims resulting from any occurrence, event or condition existing or occurring prior to the closing up to ConAgra Foods’ self-insurance amount for the applicable year. We are entitled to the benefit of any payments required to be made by third party insurers pursuant to insurances policies with respect to such claims. To the extent permitted under applicable law we, or UAP Holdings shall have direct rights as named insured parties under ConAgra Foods’ insurance policies. If we do not have direct rights under the applicable insurance policy ConAgra Foods will, to the extent permitted by the applicable insurance policy or otherwise consented by the third party insurer, assign to us the right to any claims as provided in the stock purchase agreement. If such assignment is prohibited, ConAgra Foods shall hold the obligations, rights or benefits relating to any claims not assignable to us in trust for our account.

Covenant Not to Compete

ConAgra Foods has agreed, subject to certain exceptions, not to compete with us in the United States and Canada for a five-year period in the businesses of manufacturing, formulating, selling or distributing agricultural or non-crop protection chemicals, selling agricultural seeds for grain crops or selling fertilizer products for retail or developing. We agreed, subject to certain exceptions, not to compete with ConAgra Foods in the same businesses outside the United States and Canada for a three-year period.

Non-Solicitation

ConAgra Foods has agreed, subject to certain exceptions, not to solicit our management or sales employees for a period of two years after the closing of the Acquisition. We agreed, subject to certain exceptions, not to solicit ConAgra Foods’ management or sales employees for the same two-year period.

Unassigned or Unassignable Contracts

ConAgra Foods has agreed that if any third party’s consent or approval to the assignment or other transfer to us, or any of our subsidiaries, of any contract or agreement referred to in the stock purchase agreement was not obtained prior to the closing of the Acquisition, then ConAgra Foods would hold such obligations rights or benefits under such agreements or contracts in trust for us or our subsidiaries and take all reasonable actions to preserve the value of such agreements or contracts and we and ConAgra Foods will continue to use our commercially reasonable efforts to obtain such consents or approvals. Additionally, we, or our subsidiaries, will perform the obligations under such agreements or contracts.

Guarantees

We have agreed to release ConAgra Foods from all guarantees, indemnities, bonding arrangements, letters of credit and letters of comfort given by ConAgra Foods or its affiliates for our benefit of which UAP Holdings is aware. If any release cannot be obtained, UAP Holdings has agreed to indemnify and hold ConAgra Foods and its affiliates harmless from any liability relating to any such guarantees, indemnities, bonding arrangements, letters of credit or letters of comfort not released and not to renew or otherwise extend the original term of any contract, agreement, lease or other document or instrument to which such guarantee, indemnity, bonding arrangement, letter of credit or letter of comfort relates. Additionally, ConAgra Foods has agreed to maintain each such indemnity, bonding arrangement, letter of credit or letter of comfort for the remainder of its term.

Equipment Lease

Pursuant to the stock purchase agreement, ConAgra Foods has agreed to provide to us subleases of all the equipment we are presently using, which ConAgra Foods has leased on our behalf. We have agreed to provide ConAgra Foods with an irrevocable letter of credit for $10.0 million, which will decrease if our liabilities under the applicable subleases are less than $10.0 million.

Expenses

Each party paid its own expenses in connection with the Acquisition and the Financings, except that ConAgra reimbursed us for $5.0 million of the fees and expenses that we incurred in connection with the senior bridge loan facility.

ANCILLARY AGREEMENTS

In connection with the closing of the Acquisition, the parties to the stock purchase agreement entered into agreements governing certain relationships between and among the parties after the closing of the Acquisition. These agreements include two Transition Services Agreements (one governing the terms of the services which ConAgra Foods will provide to us and one governing the terms of the services which we will provide to ConAgra Foods), an Equipment Lease Credit Support, an Indemnification Agreement, a Fertilizer Supply Agreement, an International Supply Agreement, two Releases, several Leases, six Grain Merchandising Agreements, two License Agreements, a Storage Agreement, a Canadian Operations Assignment and Assumption Agreement, an Investor Rights Agreement, an Apollo Registration Rights Agreement, and an Apollo Management Agreement. For a more detailed description of these agreements, see “Certain Relationships and Related Transactions—Ancillary Agreements to the Stock Purchase Agreement.”

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be canceled and as such will not result in any increase in our indebtedness.

We used the proceeds from the offering of the old notes to repay our senior bridge loan facility, plus accrued interest, to repay a portion of our revolving credit facility and to pay fees and expenses associated with the offering of the old notes. The indebtedness under our senior bridge loan facility and our revolving credit facility were incurred in order to finance, in part, the purchase price, fees and expenses associated with the Acquisition and the Financings. Affiliates of the initial purchasers from the offering of the old notes were lenders under our senior bridge loan facility, and affiliates of certain of the initial purchasers are lenders under our revolving credit facility, and consequently they received a substantial majority of the net proceeds (after deducting expenses) from the offering of the old notes as repayment of principal and interest on such loans.

The sources and uses of funds in connection with the Refinancing were as follows:

Sources		Uses
(in millions)		(in millions)
Senior Notes Offered on December 16, 2003	$225.0	Repayment of Senior Bridge Loan Facility (a)	$175.0
		Accrued Interest on Senior Bridge Loan Facility (b)	1.0
		Repayment of Revolving Credit Facility (c)	42.3
		Estimated Fees and Expenses	6.7

Total Sources	$225.0	Total Uses	$225.0

(a)	The interest rate under our senior bridge loan facility was based, at our option, on either (a) the greater of (i) the agent’s base rate, plus an applicable margin of 7.0% or (ii) 9.25%, or (b) the greater of (i) the Eurodollar rate plus an applicable margin of 8.0% and (ii) 9.25%, in each case, subject to increase if the senior bridge loan facility is not repaid within specified periods. By its terms, the senior bridge loan facility matured on November 24, 2004. However, we repaid all borrowings under the senior bridge facility, plus accrued interest, with the proceeds from the offering of the old notes on December 16, 2003.

(b)	Accrued interest on the senior bridge loan from November 24, 2003 to December 16, 2003.

(c)	The interest rate on revolving loans under our revolving credit facility is based, at our option, on either (a) the agent’s index rate plus an applicable index margin of 1.50% or (b) LIBOR plus an applicable LIBOR margin of 2.75%. The interest rate on in-season over-advances under our revolving credit facility is based, at our option, on either (a) the agent’s index rate plus an applicable index margin of 2.75% or (b) LIBOR plus an applicable LIBOR margin of 4.00%. The applicable margins are in each case subject to prospective reduction on a quarterly basis if we reduce our ratio of funded debt to EBITDA (as defined) (on a consolidated basis). The revolving credit facility matures on November 24, 2008. See “Description of Other Indebtedness.”

CAPITALIZATION

The following table sets forth the capitalization as of August 24, 2003 of (i) the ConAgra Agricultural Products Business on an actual basis; (ii) our business on a pro forma basis giving effect to the Acquisition and Financings; and (iii) our business on a pro forma basis giving effect to the Transactions (including the repayment of indebtedness with the proceeds of the offering of the old notes). The information should be read in conjunction with “The Transactions,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited historical condensed combined financial statements and the accompanying notes thereto appearing elsewhere in this prospectus.

	As of August 24, 2003
	ConAgra Agricultural Products Business Actual	UAP Pro Forma for the Acquisition and the Financings		UAP Pro Forma for the Transactions
	(in millions)
Debt:
Revolving credit facility	$—	$242.0		$198.7
Senior bridge loan facility	—	175.0		—
8 1/4% Senior notes due 2011	—	—		225.0

Total debt	—	417.0		423.7	(1)
Total stockholders’ equity	713.9	180.0	(2)	180.0	(2)

Total capitalization	$713.9	$597.0		$603.7

(1)	Excludes the effect of accrued interest on the senior bridge loan facility of $1.0 million that we paid in connection with the repayment of our senior bridge loan facility, due to the manner in which the pro forma capitalization is required to be calculated.
(2)	Includes the issuance of $60.0 million of Series A Redeemable Preferred Stock of UAP Holdings which was issued to ConAgra Foods as partial consideration for the Acquired Businesses which was contributed to us as equity and is not an obligation of UAP.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

We derived the unaudited pro forma condensed combined financial data set forth below by the application of the pro forma adjustments to the historical combined financial statements of the ConAgra Agricultural Products Business appearing elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheet as of August 24, 2003 gives effect to the Transactions as if they had occurred on such date. The unaudited pro forma condensed combined statements of income give effect to the Transactions as if they occurred as of February 25, 2002. The unaudited pro forma condensed combined financial data do not purport to represent what our results of operations or financial position would have been if the Transactions had occurred as of the dates indicated or what such results will be for any future periods.

The unaudited pro forma condensed combined financial data have been prepared giving effect to the Acquisition, which is accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The total purchase price for United Agri Products was allocated to the net assets of United Agri Products based upon preliminary estimates of fair value. The purchase price allocations for the Acquisition are preliminary and further refinements are likely to be made based on the results of final valuations and the resolution of any post-closing purchase price adjustments pursuant to the stock purchase agreement.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed combined statements of income exclude certain non-recurring charges that will be incurred in connection with the Transactions, consisting of: (i) recognition of inventory fair value step-up from the Acquisition expected to impact fiscal 2004 and 2005 cost of sales, (ii) our employee retention bonuses paid in connection with the Acquisition, (iii) a $7.5 million expense we paid to ConAgra Foods at the closing of the acquisition pursuant to a transition services agreement, and (iv) transaction fees payable to Apollo Management, L.P. under the Apollo Management Agreement. You should read our unaudited pro forma condensed combined financial statements and the accompanying notes in conjunction with the historical combined financial statements and the accompanying notes thereto of the ConAgra Agricultural Products Business and other financial information contained in “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of August 24, 2003

	ConAgra Agricultural Products Business	Elimination of Businesses Not Acquired (b)	Acquired Businesses	Acquisition and Financing Adjustments		Pro Forma for the Acquisition and the Financings	Adjustment for the Refinancing		Pro Forma for the Transactions
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$—		$—	$—		$-—
Receivables, net	670,428	(4,034)	666,394	(109,605	)(c)	556,789	—		556,789
Inventories	452,648	(950)	451,698	7,500	(c)	459,198	—		459,198
Deferred income taxes	21,912	(21,912)	—	—		—	—		—
Other current assets	17,221	(7)	17,214	—		17,214	—		17,214

Total current assets	1,162,209	(26,903)	1,135,306	(102,105)		1,033,201	—		1,033,201
Property, plant and equipment, net	102,136	(1,539)	100,597	—		100,597	—		100,597
Goodwill	5,011	(117)	4,894	2,000	(c)	6,894	—		6,894
Intangible assets, net	5,714	—	5,714	—		5,714	—		5,714
Deferred income taxes	2,323	(2,323)	—	—		—	—		—
Other assets	6,419	(380)	6,039	12,500	(c)	18,539	6,738	(d)	25,277

	$1,283,812	$(31,262)	$1,252,550	$(87,605)		$1,164,945	$6,738		$1,171,683

LIABILITIES AND STOCKHOLDER’S NET INVESTMENT AND ADVANCES
Current liabilities:
Short-term debt	$9	$(9)	$—	$—		$—	$—		$—
Accounts payable	387,973	(507)	387,466	—		387,466	—		387,466
Other accrued liabilities	181,798	(1,434)	180,364	—		180,364	—		180,364

Total current liabilities	569,780	(1,950)	567,830	—		567,830	—		567,830
Long-term debt:
Revolving credit facility	—	—	—	242,000	(c)	242,000	(43,262	)(d)	198,738
Senior bridge loan facility	—	—	—	175,000	(c)	175,000	(175,000	)(d)	—
8 1/4% senior notes due 2011	—	—	—	—		—	225,000	(d)	225,000
Other noncurrent liabilities	115	—	115	—		115	—		115
Stockholder’s net investment and advances	713,917	(29,312)	684,605	(504,605	)(c)	180,000	—		180,000

	$1,283,812	$(31,262)	$1,252,550	$(87,605)		$1,164,945	$6,738		$1,171,683

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Fiscal Year Ended February 23, 2003

	ConAgra Agricultural Products Business	Elimination of Businesses Not Acquired (b)	Acquired Businesses	Acquisition and Financing Adjustments		Pro Forma for the Acquisition and the Financings	Adjustment for the Refinancing		Pro Forma for the Transactions
	(in thousands)
Net sales	$2,663,647	$(136,882)	$2,526,765	$—		$2,526,765	$—		$2,526,765
Costs and expenses:
Cost of goods sold	2,298,678	(132,084)	2,166,594	—		2,166,594	—		2,166,594
Selling, general and administrative expenses	287,491	(10,754)	276,737	—		276,737	—		276,737
Corporate allocations—Selling, general and administrative expenses	11,075	(309)	10,766	—		10,766	—		10,766

Income from operations	66,403	6,265	72,668	—		72,668	—		72,668
Corporate allocations—Finance charges	23,141	(647)	22,494	(22,494	)(f)	—	—		—
Interest expense	1,927	—	1,927	29,658	(e)	31,585	1,487	(g)	33,072

Income (loss) before income taxes	41,335	6,912	48,247	(7,164)		41,083	(1,487)		39,596
Income tax expense (benefit)	16,096	2,691	18,787	(2,723	)(h)	16,064	(565	)(h)	15,499

Net income (loss)	$25,239	$4,221	$29,460	$(4,441)		$25,019	$(922)		$24,097

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Twenty-Six Weeks Ended August 24, 2003

	ConAgra Agricultural Products Business	Elimination of Businesses Not Acquired(b)	Acquired Businesses	Acquisition and Financing Adjustments		Pro Forma for the Acquisition and the Financings	Adjustment for the Refinancing		Pro Forma for the Transactions
	(in thousands)
Net sales	$1,976,880	$(46,595)	$1,930,285	$—		$1,930,285	$—		$1,930,285
Costs and expenses:
Cost of goods sold	1,709,247	(40,849)	1,668,398	—		1,668,398	—		1,668,398
Selling, general and administrative expenses	164,206	(10,123)	154,083	—		154,083	—		154,083
Corporate allocations—Selling, general and administrative expenses	6,333	(214)	6,119	—		6,119	—		6,119

Income from operations	97,094	4,591	101,685	—		101,685	—		101,685
Corporate allocations—Finance charges	8,549	(288)	8,261	(8,261	)(f)	—	—		—
Interest expense	301	—	301	14,829	(e)	15,130	743	(g)	15,873

Income (loss) before income taxes	88,244	4,879	93,123	(6,568)		86,555	(743)		85,812
Income tax expense (benefit)	33,489	1,852	35,341	(2,496	)(h)	32,845	(282	)(h)	32,563

Net income (loss)	$54,755	$3,027	$57,782	$(4,072)		$53,710	$(461)		$53,249

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Twelve Months Ended August 24, 2003

	ConAgra Agricultural Products Business	Elimination of Businesses Not Acquired (b)	Acquired Businesses	Acquisition and Financing Adjustments		Pro Forma for the Acquisition and the Financings	Adjustment for the Refinancing		Pro Forma for the Transactions
	(in thousands)
Net sales	$2,564,718	$(123,828)	$2,440,890	$—		$2,440,890	$—		$2,440,890
Costs and expenses:
Cost of goods sold	2,187,624	(122,064)	2,065,560	—		2,065,560	—		2,065,560
Selling, general and administrative expenses	278,643	(14,729)	263,914	—		263,914	—		263,914
Corporate allocations—Selling, general and administrative expenses	12,252	(409)	11,843	—		11,843	—		11,843

Income from operations	86,199	13,374	99,573	—		99,573	—		99,573
Corporate allocations—finance charges	19,671	(669)	19,002	(19,002	)(f)	—	—		—
Interest expense	647	—	647	29,658	(e)	30,305	1,487	(g)	31,792

Income (loss) before income taxes	65,881	14,043	79,924	(10,656)		69,268	(1,487)		67,781
Income tax expense (benefit)	24,962	5,413	30,375	(4,050	)(h)	26,325	(565	)(h)	25,760

Net income (loss)	$40,919	$8,630	$49,549	$(6,606)		$42,943	$(922)		$42,021

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

(dollars in columns in thousands)

(a)	The unaudited pro forma condensed combined financial statements have been prepared assuming that the Transactions will be accounted for as a purchase business combination in accordance with SFAS No. 141, Business Combinations.

(b)	Reflects the elimination of Businesses Not Acquired in connection with the Transactions. The specific items adjusted for include the wholesale fertilizer and other international crop distribution businesses that were historically included in the ConAgra Agricultural Products Business, other assets not being acquired and liabilities not being assumed.

(c)	The Unaudited Pro Forma Financial Statements include adjustments based on the preliminary purchase price allocation and further adjustments may be made based on the completion of final valuation and other studies. Specifically, upon closing of the Acquisition we will complete a valuation of fixed assets and other intangible assets. The final purchase price is dependent on a number of factors, including the actual net book value of UAP as of November 24, 2003, the date of the closing of the Acquisition. The following table summarizes the net assets acquired and pro forma purchase price based on the August 24, 2003 balance sheet of the ConAgra Agricultural Products Business. The pro forma purchase price is based on the August 24, 2003 balance sheet.

Net book value of ConAgra Agricultural Products Business	$713,917
Less: assets and liabilities not acquired (b)	(29,312)

684,605

Purchase consideration:
Contributed equity	180,000
Revolving Credit Facility (i)	242,000
Senior Bridge Loan Facility (ii)	175,000

Total consideration	597,000

Purchase price adjustment	$(87,605)

UAP has preliminarily allocated the purchase price adjustment as follows:
Inventory	$7,500
Debt issuance costs	12,500
Rebate receivable (iii)	(109,605)
Goodwill	2,000

$(87,605)

(i)	Includes $22 million in transaction fees.

(ii)	Transaction fees associated with the senior bridge loan facility are paid by ConAgra Foods and accordingly are not reflected in the pro forma financial data.

(iii)	We are obligated to pay 50% of all rebates earned during the 2003 and prior crop years to ConAgra Foods. Based on the estimated net book value of the Acquired Businesses at the effective time of the closing of the Acquisition, as estimated as of November 23, 2003, the amounts payable to ConAgra Foods for rebate payments received by us related to the 2003 and prior crop years are estimated to be up to approximately $53.0 million, subject to post-closing adjustments.

(d)	Reflects the application of proceeds of the offering of the old notes at an interest rate of 8.25% and the repayment in full of the 9.25% senior bridge loan facility. Proceeds from the offering of the old notes in excess of the senior bridge loan facility were used to reduce the revolving credit facility by $43.3 million and pay $6.7 million of estimated fees and expenses from the offering of the old notes.

(e)	Represents adjustment to interest expense as follows:

	Year Ended February 23, 2003	Twenty-Six Weeks Ended August 24, 2003	Twelve Months Ended August 24, 2003
Interest on new borrowings:
Revolving Credit Facility (4.00% adjustable rate) (i)	$10,970	$5,485	$10,970
Senior Bridge Loan Facility (9.25% adjustable rate)	16,188	8,094	16,188
Amortization of deferred financing costs	2,500	1,250	2,500

	$29,658	$14,829	$29,658

(i)	Represents the interest on the outstanding balance of the amount drawn on the revolving credit facility at LIBOR plus 125 basis points plus the 0.5% commitment fee on the unused portion of the revolving credit facility.

(f)	Elimination of the corporate allocation finance charge previously allocated by ConAgra Foods.

(g)	Represents an increase in the interest expense as a result of the notes and related issuance costs as follows:

	Year Ended February 23, 2003	Twenty-Six Weeks Ended August 24, 2003	Twelve Months Ended August 24, 2003
Interest on the notes offered hereby	$18,563	$9,281	$18,563
Amortization of deferred financing costs for the notes	842	421	842

	19,405	9,702	19,405
Interest on Revolving Credit Facility	(1,730)	(865)	(1,730)
Interest on Senior Bridge Loan Facility	(16,188)	(8,094)	(16,188)

	$1,487	$743	$1,487

A 0.125% increase or decrease in the assumed weighted average interest rate on the revolving credit facility would change pro forma interest expense by $248,000, $124,000 and $248,000 for the year ended February 23, 2003, the twenty-six week period ended August 24, 2003, and the twelve months ended August 24, 2003, respectively.

(h)	Represents the tax effect of the pro forma adjustments at an estimated 38% effective tax rate.

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA

The following table sets forth selected historical combined financial and other data of the ConAgra Agricultural Products Business and the Acquired Businesses as of the dates and for the periods indicated. We have derived the historical combined statement of operations data for the fiscal years ended February 25, 2001, February 24, 2002 and February 23, 2003 and the historical combined balance sheet data as of February 24, 2002 and February 23, 2003 from the audited combined financial statements of the ConAgra Agricultural Products Business included elsewhere in this prospectus. We have derived the historical combined statement of operations data for the fiscal years ended February 28, 1999 and February 27, 2000 and the historical combined balance sheet data as of February 28, 1999, February 27, 2000, February 25, 2001 and August 25, 2002 from the unaudited combined financial statements of the ConAgra Agricultural Products Business that are not included herein. We have derived the historical combined statement of operations data for the twenty-six weeks ended August 25, 2002 and August 24, 2003 and the historical combined balance sheet data as of August 24, 2003 from the unaudited condensed combined financial statements of the ConAgra Agricultural Products Business which are included elsewhere in this prospectus. In the opinion of management, the unaudited condensed combined financial statements include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for these periods.

You should read the selected historical combined financial and other data set forth below in conjunction with, and the data is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and the accompanying notes thereto of the ConAgra Agricultural Products Business included elsewhere in this prospectus.

	Fiscal year ended					Twenty-six weeks ended
FINANCIAL AND OTHER DATA OF THE CONAGRA AGRICULTURAL PRODUCTS BUSINESS	February 28, 1999	February 27, 2000	February 25, 2001	February 24, 2002	February 23, 2003	August 25, 2002	August 24, 2003
	(dollars in thousands)

Statement of Operations Data:
Net sales	$2,764,232	$2,636,544	$2,901,350	$2,947,064	$2,663,647	$2,075,809	$1,976,880
Costs and expenses:
Cost of goods sold	2,354,970	2,235,717	2,532,497	2,597,510	2,298,678	1,820,301	1,709,247
Selling, general and administrative expenses	300,142	285,772	311,289	350,002	287,491	173,054	164,206
Corporate allocations:
Selling, general and administrative expenses (a)	7,228	10,698	11,443	10,924	11,075	5,156	6,333
Finance charges (b)	48,376	44,627	60,077	41,143	23,141	12,019	8,549
Interest expense	3,780	4,207	4,875	5,372	1,927	1,581	301

Income (loss) before income taxes	49,736	55,523	(18,831)	(57,887)	41,335	63,698	88,244
Income tax expense (benefit)	19,004	20,986	(6,300)	(20,851)	16,096	24,623	33,489

Net income (loss)	$30,732	$34,537	$(12,531)	$(37,036)	$25,239	$39,075	$54,755

Balance Sheet Data:
Cash and cash equivalents	$69,367	$113,880	$146,335	$72,692	$28,559	—	—
Working capital	197,856	243,828	363,131	127,865	455,154	652,325	592,429
Total assets	1,253,119	1,469,136	1,820,573	1,396,155	1,352,025	1,533,911	1,283,812
Total debt	—	3,355	3,861	4,473	9	27	9
Stockholder’s net investment and advances	357,824	407,856	530,735	294,492	587,898	802,299	713,917

Other Operating Data:
EBITDA (c)	$113,423	$118,223	$61,840	$7,027	$84,472	$86,856	$105,418
Depreciation and amortization	11,531	13,866	15,719	18,399	18,069	9,558	8,324
Cash flows (used in) provided by operating activities	(75,414)	47,988	(85,294)	138,572	(302,305)	(602,463)	(129,480)
Cash flows (used in) provided by financing activities	136,941	18,757	135,987	(198,521)	263,795	535,160	106,623
Cash flows (used in) provided by investing activities	(41,433)	(22,232)	(18,238)	(13,694)	(5,623)	(5,389)	(5,702)
Ratio of earnings to fixed charges (d)	1.74x	1.85x	—	—	2.02x	3.99x	6.56x

	Fiscal year ended					Twenty-six weeks ended
FINANCIAL AND OTHER OPERATING DATA OF THE ACQUIRED BUSINESSES	February 28, 1999	February 27, 2000	February 25, 2001	February 24, 2002	February 23, 2003	August 25, 2002	August 24, 2003
	(dollars in thousands)

Statement of Operations and Other Operating Data:
Net sales	$2,535,661	$2,247,305	$2,771,625	$2,770,192	$2,526,765	$2,016,160	$1,930,285
Income (loss) before income taxes	57,746	71,873	2,874	(48,636)	48,247	61,446	93,123
EBITDA (c)	117,558	130,230	80,175	13,410	89,374	83,285	109,500
Depreciation and amortization	10,866	13,220	14,951	17,148	16,706	8,505	7,815
Cash paid for interest	3,771	4,157	4,934	5,319	1,980	1,581	301
Cash flows (used in) provided by operating activities	(88,028)	36,797	(3,059)	125,179	(270,572)	(578,153)	(163,197)
Capital expenditures	33,979	12,703	23,006	13,654	6,417	4,388	4,823
Ratio of earnings to fixed charges (d)	1.90x	2.17x	1.04x	—	2.22x	3.94x	6.99x

Balance sheet data:
Cash and cash equivalents	69,367	113,880	146,335	72,692	28,559	—	—
Working capital	207,429	275,015	318,584	103,784	401,320	603,898	567,476
Total assets	1,164,082	1,356,323	1,707,496	1,298,187	1,292,700	1,494,496	1,257,627
Stockholder’s net investment and advances	338,620	392,487	507,196	266,436	563,663	774,243	689,682

(a)	Represents expenses incurred by ConAgra Foods and allocated to the ConAgra Agricultural Products Business based on specific services provided or based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries.

(b)	Represents amounts charged to the ConAgra Agricultural Products Business by ConAgra Foods on ConAgra Foods’ investment in and intercompany advances to the ConAgra Agricultural Products Business.

(c)	EBITDA represents net income (loss) before interest expense, finance charges, income taxes, depreciation and amortization. EBITDA is presented because management uses it as an internal performance measure. EBITDA is also presented because it is used by investors to analyze and compare operating performance, which includes a company’s ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with GAAP or as a measure of a company’s profitability or liquidity. EBITDA is not calculated under GAAP and therefore is not necessarily comparable to similarly titled measures of other companies. The following table reconciles the differences between net income (loss), as determined under GAAP, and EBITDA:

	Fiscal Year Ended					Twenty-Six Weeks Ended
	February 28, 1999	February 27, 2000	February 25, 2001	February 24, 2002	February 23, 2003	August 25, 2002	August 24, 2003
	(in thousands)
Net income (loss) of ConAgra Agricultural Products Business	$30,732	$34,537	$(12,531)	$(37,036)	$25,239	$39,075	$54,755
Income tax expense (benefit)	19,004	20,986	(6,300)	(20,851)	16,096	24,623	33,489

Income (loss) before income taxes	49,736	55,523	(18,831)	(57,887)	41,335	63,698	88,244
Depreciation and amortization	11,531	13,866	15,719	18,399	18,069	9,558	8,324
Interest expense and allocated finance charges	52,156	48,834	64,952	46,515	25,068	13,600	8,850

EBITDA of ConAgra Agricultural Products Business	113,423	118,223	61,840	7,027	84,472	86,856	105,418
Elimination of Businesses Not Acquired	4,135	12,007	18,335	6,383	4,902	(3,571)	4,082

EBITDA of Acquired Businesses	$117,558	$130,230	$80,175	$13,410	$89,374	$83,285	$109,500

(d)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of discount and financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense. For fiscal 2001 and fiscal 2002, the ConAgra Agricultural Products Businesses’ earnings were insufficient to cover fixed charges by $18.8 million and $57.9 million, respectively. For fiscal 2002, the Acquired Businesses’ earnings were insufficient to cover fixed charges by $48.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the Transactions. Accordingly, the discussion and analysis of historical periods do not reflect the significant impact that the Transactions will have on us. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Data,” “Selected Historical Combined Financial and Other Data” and the historical combined financial statements and the accompanying notes thereto of the ConAgra Agricultural Products Business included elsewhere in this prospectus.

BACKGROUND

Founded in 1978, we are the largest private distributor of agricultural and non-crop inputs in the United States and Canada. We market a comprehensive line of products including crop protection chemicals, seeds and fertilizers to growers and regional dealers. As part of our product offering, we provide a broad array of value-added services including crop management, biotechnology advisory services, custom blending, inventory management and custom applications of crop inputs. The products and services we offer are critical to growers because they lower the overall cost of crop production and improve crop quality and yield. As a result of our broad scale and scope, we provide leading agricultural input companies with an efficient means to access a highly fragmented customer base of farmers and growers.

At the end of fiscal 2002, our new management team began to implement several strategic initiatives to increase our operational efficiency. As part of that strategy, we enhanced our credit policies and information systems, improved inventory management, rationalized headcount and closed unprofitable distribution centers.

Our implementation of new credit policies has reduced average trade accounts receivables and overall selling, general and administrative costs by lowering bad debt expense. Improved inventory management, including central purchasing, product mix enhancement, SKU rationalization, and enhanced sharing of existing stocks, have resulted in lower average inventory levels and higher margins. Headcount reductions and location closures have contributed to lower supply chain and selling, general and administrative costs. Our financial and operational success has been driven by providing customers with high quality products at competitive prices, supported by consistent and reliable service and expertise. We will continue to seek to improve margins and reduce working capital through the following principal strategies:

•	Targeting continued margin enhancement and working capital management;

•	Expanding our presence in seeds, branded and non-crop products; and

•	Leveraging our scale.

SEASONALITY

Our and our customers’ businesses are seasonal, based upon the planting, growing and harvesting cycles. During fiscal 2002 and 2003, at least 75% of our net sales occurred during the first and second fiscal quarters of each year because of the condensed nature of the planting season. As a result of the seasonality of sales, we experience significant fluctuations in our revenues, income and net working capital levels. However, our integrated network of formulation and blending, distribution and warehousing facilities and technical expertise allows us to efficiently process, distribute and store product close to our end-users and to supply our customers on a timely basis during the compressed planting and growing season.

HISTORICAL FINANCIAL INFORMATION

The historical combined financial statements reflect the results of all of the historical results of the ConAgra Agricultural Products Business, which have historically been operated as an integrated business. We did not acquire a wholesale fertilizer and other international crop distribution businesses that were historically included in the ConAgra Agricultural Products Business. We refer to these businesses collectively as the “Businesses Not Acquired.”

CRITICAL ACCOUNTING POLICIES

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on UAP’s historical experiences combined with management’s understanding of current facts and circumstances. Certain of our accounting policies are considered critical as they are both important to the portrayal of our financial condition and results of operations and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by our management.

Allowance for Doubtful Accounts.    UAP’s allowance for doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected. Management uses significant judgment in estimating uncollectible amounts. In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance and anticipated customer performance. While management believes UAP’s processes effectively address its exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustment to the allowance for doubtful accounts recorded by UAP.

Inventory Valuation.    Management reviews inventory balances to determine if inventories can be sold at amounts equal to or greater than their carrying amounts. The review includes identification of slow moving inventories, obsolete inventories and discontinued products or lines of products. The identification process includes historical performance of the inventory, current operational plans for the inventory, as well as industry and customer specific trends. If UAP’s actual results differ from management expectations with respect to the selling of its inventories at amounts equal to or greater than their carrying amounts, UAP would be required to adjust its inventory balances accordingly.

Impairment of Long-Lived Assets (Including Property, Plant and Equipment), Goodwill and Identifiable Intangible Assets.    UAP reduces the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires UAP to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, UAP considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by UAP in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets.

Rebate Receivables.    Rebates are received from crop protection and seed products, based on programs offered by our vendors. The programs vary based on the product type and specific vendor practice. Historically, more than 85% of the rebates earned were from our chemical suppliers. The majority of the rebate programs run on a crop year basis, typically from October 1st to September 30th, although other periods are sometimes used. We also negotiate individually with our vendors for additional rebates after the conclusion of the crop year and often several months after we have purchased and sold the products for which we are negotiating rebates. Historically, the majority of the rebates have been earned based on UAP’s sales of the suppliers’ products in a given crop year. The rebate receivable recorded monthly is based on actual sales and the historical rebate percentage received. The actual rebates earned for most programs are finalized in our fourth fiscal quarter and adjustments are made to the accrual as necessary. The majority of our rebate receivables are collected during our fourth quarter. Because of the nature of the programs and the amount of rebates available are determined by our vendors, there can be no assurance that historical rebate trends will continue.

TWENTY-SIX WEEKS ENDED AUGUST 24, 2003 COMPARED TO TWENTY-SIX WEEKS ENDED AUGUST 25, 2002

Net Sales.    Overall, ConAgra Agricultural Products Business’ net sales declined to $1,976.9 million in the current period from $2,075.8 million in the previous period. The decrease in net sales in the current period was due primarily to the impact of our implementation of strategic initiatives to change product and customer mix in order to improve overall profitability.

Net sales for the Acquired Businesses declined to $1,930.3 million in the current period from $2,016.2 million in the previous period. Net sales of crop protection chemicals declined to $1,266.7 million in the current period from $1,353.5 million in the previous period, as we continued to rationalize unprofitable customers and locations. Net sales of fertilizer rose to $375.8 million in the current period from $367.3 million in the previous period, largely due to better pricing. Net sales of seed declined slightly to $226.9 million in the current period from $229.3 million in the previous period, as store rationalizations offset volume growth. Net sales of other products declined to $60.9 million in the current period from $66.1 million in the previous period due to reduced application fee income.

Cost of Goods Sold.    Cost of goods sold for the ConAgra Agricultural Products Business was $1,709.2 million in the current period, compared with $1,820.3 million in the previous period. Gross profit (net sales less cost of goods sold) was $267.6 million in the current period, compared with $255.5 million in the previous period; while gross margin (gross profit as a percentage of net sales) was 13.5% in the current period, compared with 12.3% in the previous period. Gross margin improved due primarily to a more profitable product mix and related increase in chemical rebates, due in part to changes in our monthly rebate estimation process.

Cost of goods sold for the Acquired Businesses was $1,668.4 million in the current period, compared with $1,769.4 million in the previous period. Gross profit was $261.9 million in the current period compared with $246.7 million in the prior period; while gross margin was 13.6% in the current period, compared with 12.2% in the previous period. Gross margin improved primarily due to a more profitable product mix and a related increase in chemical rebates, due in part to changes in our monthly rebate estimation process.

Selling, General and Administrative Expenses.    Selling, general and administrative (“SG&A”) expenses for the ConAgra Agricultural Products Business decreased to $164.2 million in the current period from $173.1 million in the previous period. SG&A expenses were 8.3% of net sales during both the current and prior period. The dollar decline was due primarily to reduced location expenses associated with the closure of unprofitable locations and the consolidation of a formulation plant, and lower bad debt expense as a result of selling to a more profitable customer mix. This was partially offset by an increase in management incentive compensation expense due to increased earnings.

SG&A expenses for the Acquired Businesses decreased to $154.1 million in the current period from $166.9 million in the previous period. SG&A expenses were 8.0% of net sales during the current period and 8.3% of net sales during the previous period. The decline in SG&A expenses is largely the result of reduced location expenses associated with the closure of unprofitable locations and the consolidation of a formulation plant, and lower bad debt expense as a result of selling to a more profitable customer mix. This was partially offset by an increase in management incentive compensation expense due to increased earnings.

Interest Expense.    Interest expense decreased to $0.3 million in the current period from $1.6 million in the previous period due to decreased purchasing activity under a vendor finance program.

Corporate Allocations—Selling, General and Administrative.    Corporate allocations include charges that were allocated by ConAgra Foods and recorded as an expense for corporate services, including executive, finance and tax. Expenses incurred by ConAgra Foods and allocated to the ConAgra Agricultural Products Business were determined based on the specific services being provided or were allocated based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. Such expenses are included in allocated selling, general and administrative expenses and were $6.3 million and $5.2 million in the current period and prior period, respectively.

Corporate Allocations—Finance Charges.    Corporate allocations also include finance charges that have been allocated by ConAgra Foods based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. ConAgra Foods allocated finance costs of $8.5 million and $12.0 million in the current period and prior period, respectively.

Income Taxes.    The effective income tax rate was 38.0% for the current period, compared with 38.7% for the previous period. The decrease in the effective rate was due to the impact of permanent tax differences.

Business Not Acquired.    Net sales for the Businesses Not Acquired decreased 21.9% to $46.6 million in the current period. Gross profit declined to $5.7 million, compared with $8.8 million in the previous period. The current period decreases in net sales and gross profit were due primarily to lower prices and volumes for the wholesale fertilizer business. SG&A expenses for the Business Not Acquired were $10.1 million in the current period from $6.1 million in the previous period.

FISCAL 2003 COMPARED TO FISCAL 2002

Net Sales.    Overall, ConAgra Agricultural Products Business net sales declined to $2,663.6 million in fiscal 2003 from $2,947.1 million in fiscal 2002, reflecting the impact of our implementation of the previously described strategic initiatives to improve the mix of customers, products sold, and locations operated in order to improve overall profitability.

Net sales for the Acquired Businesses were $2,526.8 million in fiscal 2003 compared with $2,770.2 million in fiscal 2002. Net sales of crop protection chemicals declined to $1,661.3 million in fiscal 2003 from $1,826.4 million in fiscal 2002 due largely to the impact of our implementation of strategic initiatives to change customer mix, product mix, and the rationalization of unprofitable locations. Net sales of fertilizer declined to $510.6 million in fiscal 2003 from $581.0 million in fiscal 2002 on lower prices and volumes primarily due to lower fall applications of fertilizer. Net sales of seed declined to $270.8 million in fiscal 2003 from $282.8 million in fiscal 2002 due largely to the impact of our implementation of the previously described strategic initiatives to change customer mix and location rationalization, partially offset by continued volume growth in existing locations. Net sales of other products increased 5.1% to $84.1 million.

Cost of Goods Sold.    Cost of goods sold for the ConAgra Agricultural Products Business was $2,298.7 million in fiscal 2003, compared with $2,597.5 million in fiscal 2002. Gross profit was $365.0 million in fiscal 2003, compared with $349.6 million in fiscal 2002 and gross margin was 13.7% in fiscal 2003, compared with 11.9% in fiscal 2002. Gross margin improved principally due to a more profitable product mix and lower supply chain costs due to the rationalization of unprofitable locations. Gross margin was also favorably impacted by increased rebate income as a percentage of net sales and improved inventory management resulting in lower inventory write-offs and markdowns in fiscal 2003. These improvements helped offset the gross profit impact from the decline in net sales.

Cost of goods sold for the Acquired Businesses was $2,166.6 million in fiscal 2003, compared with $2,428.2 million in fiscal 2002. Gross profit was $360.2 million in fiscal 2003, compared with $342.0 million in fiscal 2002; while gross margin was 14.3% in fiscal 2003 compared with 12.3% in fiscal 2002. Gross margin improved principally due to a more profitable product mix and lower supply chain costs due to the rationalization of unprofitable locations. Gross margin was also favorably impacted by increased rebate income as a percentage of net sales and improved inventory management resulting in lower inventory write-offs and markdowns in fiscal 2003. These improvements helped offset the gross profit impact from the decline in net sales.

Selling, General and Administrative Expenses.    SG&A expenses for the ConAgra Agricultural Products Business decreased to $287.5 million in fiscal 2003 from $350.0 million in fiscal 2002. SG&A expenses were 10.8% of net sales during fiscal 2003, compared with 11.9% of net sales during fiscal 2002. The decline was due largely to lower bad debt expenses from selling to a more profitable customer mix, and reduced administrative and operating expenses associated with cost management initiatives, including the closure of unprofitable facilities.

SG&A expenses for the Acquired Businesses decreased to $276.7 million in fiscal 2003 from $335.2 million in fiscal 2002. SG&A expenses were 11.0% of net sales during fiscal 2003, compared with 12.1% of net sales during fiscal 2002. The decline was due largely to lower bad debt expenses from selling to a more profitable customer mix, and reduced administrative and operating expenses associated with cost management initiatives including, the closure of unprofitable locations.

Interest Expense.    Interest expense decreased to $1.9 million in fiscal 2003 from $5.4 million in fiscal 2002, due to decreased purchasing activity under a vendor finance program.

Corporate Allocations—Selling, General and Administrative.    Corporate allocations include charges that have been allocated by ConAgra Foods and recorded as an expense for corporate services, including executive, finance, and tax. Expenses incurred by ConAgra Foods and allocated to the ConAgra Agricultural Products Business are determined based on the specific services being provided or are allocated based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. Such expenses are included in allocated selling, general and administrative expenses and were $11.1 million and $10.9 million in fiscal 2003 and fiscal 2002, respectively.

Corporate Allocations—Finance Charges.    Corporate allocations also include finance charges that have been allocated by ConAgra Foods based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. ConAgra Foods allocated finance costs of $23.1 million and $41.1 million in fiscal 2003 and fiscal 2002, respectively.

Income Taxes.    The effective income tax rate was 38.9% for fiscal 2003, compared with 36.0% for fiscal 2002. The increase in the effect rate was due to the impact of permanent tax differences.

Businesses Not Acquired.    Net sales for the Businesses Not Acquired decreased to $136.9 million in fiscal 2003 from $ 176.9 million in fiscal 2002 due primarily to lower prices and volumes. Gross profit declined to $4.8 million in fiscal 2003, compared with $7.6 million in fiscal 2002. SG&A expenses for the Businesses Not Acquired were $10.8 million in fiscal 2003, compared with $14.8 million in fiscal 2002.

FISCAL 2002 COMPARED WITH FISCAL 2001

Net Sales.    Overall, ConAgra Agricultural Products Business net sales of $2,947.1 million in fiscal 2002 were relatively flat, compared with fiscal 2001 net sales of $2,901.4 million.

Net sales for the Acquired Businesses of $2,770.2 million in fiscal 2002 were flat, compared with fiscal 2001 net sales of $2,771.6 million. Net sales of crop protection chemicals declined to $1,826.4 million in fiscal 2002 from $2,031.2 million in fiscal 2001, largely due to changes in our credit policies in the second half of fiscal 2002, particularly in the Southern United States, which has numerous growing seasons throughout the year. Net sales of fertilizer increased to $581.0 million in fiscal 2002 from $469.0 million in fiscal 2001, in part due to better pricing and higher volumes. Net sales of seed climbed to $282.8 million in fiscal 2002 compared with

$196.2 million in fiscal 2001 as we continued to expand our seed business to capitalize on the growth of genetically modified seed sales. Net sales of other products increased $4.9 million to $80.0 million due largely to increased technology fees on genetically modified seed products.

Cost of Goods Sold.    Cost of goods sold for the ConAgra Agricultural Products Business was $2,597.5 million in fiscal 2002, compared with $2,532.5 million in fiscal 2001. Gross profit was $349.6 million in fiscal 2002, compared with $368.9 million in fiscal 2001 and gross margin was 11.9% in fiscal 2002 compared with 12.7% in fiscal 2001. Gross profit and gross margin suffered mainly due to lower sales volumes of higher margin products, higher input costs and increased inventory write-offs and markdowns.

Cost of goods sold for the Acquired Businesses were $2,428.2 million in fiscal 2002 compared with $2,401.1 million in fiscal 2001. Gross profit was $342.0 million in fiscal 2002 compared with $370.5 million in fiscal 2001 and gross margin was 12.3% in fiscal 2002 compared with 13.4% in fiscal 2001. Gross profit and gross margin suffered due to lower sales volumes of higher margin products, higher input costs and increased inventory write-offs and markdowns.

Selling, General and Administrative Expenses.    SG&A expenses for the ConAgra Agricultural Products Business increased to $350.0 million in fiscal 2002, from $311.3 million in fiscal 2001. SG&A expenses were 11.9% of net sales during fiscal 2002, compared with 10.7% of net sales during fiscal 2001. The increase in SG&A expenses was driven by higher bad debt expense due to poor credit experience, the impact of the previously described new credit policies and increased labor costs.

SG&A expenses for the Acquired Businesses increased to $335.2 million in fiscal 2002 from $294.4 million in fiscal 2001. SG&A expenses were 12.1% of net sales during fiscal 2002, compared with 10.6% of net sales during fiscal 2001. The increase in SG&A expenses was due to higher bad debt expense due to difficult customer credit conditions and increased labor costs.

Interest Expense.    Interest expense increased to $5.4 million in fiscal 2002 from $4.9 million in fiscal 2001, due to increased purchasing activity under a vendor finance program.

Corporate Allocations—Selling, General and Administrative.    Corporate allocations include charges that have been allocated by ConAgra Foods and recorded as an expense for corporate services, including executive, finance, and tax. Expenses incurred by ConAgra Foods and allocated to the ConAgra Agricultural Products Business are determined based on the specific services being provided or are allocated based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. Such expenses are included in allocated selling, general and administrative expenses and are $10.9 million and $11.4 million in fiscal 2002 and 2001, respectively.

Corporate Allocations—Finance Charges.    Corporate allocations also include finance charges that have been allocated by ConAgra Foods based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. ConAgra Foods allocated finance costs of $41.1 million and $60.1 million in fiscal 2002 and 2001 respectively.

Income Taxes.    The effective income tax rate was 36.0% for fiscal 2002, compared with 33.5% for fiscal 2001. The increase in the effect rate was due to the impact of permanent tax differences.

Businesses Not Acquired.    Net sales for the Businesses Not Acquired were $176.9 million in fiscal 2002, compared with $129.7 million in fiscal 2001. Gross profit was $7.6 million in fiscal 2002, compared with a loss of $1.7 million in fiscal 2001. SG&A expenses for the Businesses Not Acquired were $14.8 million in fiscal 2002 compared with $16.9 million in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the ConAgra Agricultural Products Business’ sources of cash were primarily cash flows from operations and advances received from ConAgra Foods. As a result of the Transactions, our ongoing operations will require availability of funds to service debt, fund working capital and for capital expenditure requirements. We expect to finance these activities through cash flows from operations and from amounts available under our revolving credit facility.

ConAgra Agricultural Products Business

Cash flows used in the operating activities of the ConAgra Agricultural Products Business totaled $129.5 million for the first half of fiscal 2004, compared with $602.5 million for the same period in fiscal 2003. The decline in cash used in operating activities was due to improved working capital management in fiscal 2004.

Cash flows provided by (used in) operating activities of the ConAgra Agricultural Products Business totaled ($302.3) million, $138.6 million and ($85.3) million in fiscal 2003, 2002 and 2001, respectively. The decrease in fiscal 2003 was primarily due to prepayments to various suppliers for early payment discounts on crop protection chemicals and lower year-end accounts payable to suppliers. This was partially offset by lower inventories and increased earnings. The increase in fiscal 2002 was primarily due to working capital improvements, mainly in accounts receivable and inventories.

Cash flows used in investing activities totaled $5.7 million during the first half of fiscal 2004 compared with $5.4 million during the same period in fiscal 2003. Cash flows used in investing activities totaled $5.6 million, $13.7 million and $18.2 million in fiscal 2003, 2002 and 2001, respectively. Cash flows used in investing activities primarily represent capital expenditures for property, plant and equipment, which totaled $4.8 million and $5.3 million during the first half of fiscal 2004 and 2003, respectively, and $8.0 million, $15.2 million and $27.0 million in fiscal 2003, 2002 and 2001, respectively.

Cash flows provided by financing were $106.6 million during the first half of fiscal 2004, compared with $535.2 million during the first half of fiscal 2003. Cash flows provided by (used in) financing activities were $263.8 million, ($198.5) million and $136.0 million in fiscal 2003, 2002 and 2001, respectively. Financing activities have historically been primarily limited to investments by and (distributions) to ConAgra Foods, which totaled $71.3 million and $468.8 million during the first half of fiscal 2004 and 2003, respectively, and $268.3 million, ($199.1) million and $135.5 million in fiscal 2003, 2002 and 2001 respectively. During the first half of fiscal 2004 and 2003, cash flows from financing activities also included increases in bank overdrafts of $35.3 million and $70.8 million, respectively.

Acquired Businesses

Cash flows used in the operating activities of the Acquired Businesses totaled $163.2 million for the first half of fiscal 2004, compared with $578.2 million during the same period of fiscal 2003. The decline in cash used in operating activities was due to improved working capital management in the first half of fiscal 2004.

Cash flows provided by (used in) operating activities of the Acquired Businesses totaled ($270.6) million, $125.2 million and ($3.1) million in fiscal 2003, 2002 and 2001, respectively. The decrease in fiscal 2003 was primarily due to prepayments to various suppliers for early payment discounts on crop protection chemicals and lower year-end accounts payable to suppliers. This was partially offset by lower inventories and increased earnings. The increase in fiscal 2002 was due to working capital improvements, primarily in accounts receivable and inventories.

Cash flows used in investing activities totaled $5.7 million during the first half of fiscal 2004, compared with $4.1 million during the same period of fiscal 2003. Cash flows used in investing activities totaled $4.0 million, $12.8 million and $13.5 million in fiscal 2003, 2002 and 2001, respectively. Cash flows used in investing activities primarily represent capital expenditures for property, plant and equipment, which totaled $4.8 million and $4.4 million during the first half of fiscal 2004 and 2003, respectively, and $6.4 million, $13.7 million and $23.0 million in fiscal 2003, 2002 and 2001, respectively. Total capital expenditures are expected to be approximately $10 million in fiscal 2005.

Cash flows provided by financing were $140.3 million during the first half of fiscal 2004, compared with $509.6 million during the first half of fiscal 2003. Cash flows provided by (used in) financing activities were $230.5 million, ($186.0) million and $49.0 million in fiscal 2003, 2002 and 2001, respectively. Financing activities have historically been primarily limited to investments by and (distributions) to ConAgra Foods, which totaled $105.0 million and $443.2 million during the first half of fiscal 2004 and 2003, respectively, and $234.9 million, ($186.6) million and $48.5 million in fiscal 2003, 2002 and 2001 respectively. During the first half of fiscal 2004 and 2003, cash flows provided by financing activities also included increases in bank overdrafts of $35.3 million and $70.8 million, respectively.

Revolving Credit Facility

In connection with the Acquisition, we entered into a five-year $500.0 million asset-based revolving credit facility. The revolving credit facility also provides for a $20.0 million revolving credit sub-facility for UAP Canada, a $50.0 million letter of credit sub-facility, a $25.0 million swingline loan sub-facility and a $25.0 million in-season over-advance sub-facility. The interest rates with respect to revolving loans under our revolving credit facility are based, at our option, on either the agent’s index rate plus an applicable index margin of 1.50% or upon LIBOR plus an applicable LIBOR margin of 2.75%. The interest rates with respect to in-season over-advances under our revolving credit facility are based, at our option, on either the agent’s index rate plus an applicable index margin of 2.75% or upon LIBOR plus an applicable LIBOR margin of 4.00%. These applicable margins are in each case subject to prospective reduction on a quarterly basis (other than the margins on in-season over-advances) if we reduce our ratio of funded debt to EBITDA (on a consolidated basis). Overdue principal, interest and other amounts will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%. The obligations under the revolving credit facility are (or, in the case of future subsidiaries, will be) guaranteed by our parent, UAP Holdings, and each of its existing and future direct and indirect U.S. subsidiaries. Our obligations under the revolving credit facility are, and will be, secured by a first priority lien on, or security interest in, subject to certain exceptions, substantially all of UAP Holdings’, our and UAP Canada’s properties and assets and the properties and assets of each of the guarantors. The revolving credit facility contains customary representations, warranties and covenants and events of default for the type and nature of the Acquisition and a business such as ours. See “Description of Other Indebtedness—The Revolving Credit Facility” for a more detailed discussion of the terms of the revolving credit facility.

OBLIGATIONS AND COMMITMENTS

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as lease agreements, debt agreements and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). We enter into unconditional purchase obligation arrangements in the normal course of business in order to ensure that adequate levels of sourced product are available to us. The following is a summary of our contractual obligations as of February 23, 2003:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in millions)
Long-Term Debt	$—	$—	$—	$—	$—
Lease Obligations	20.6	6.8	8.3	2.5	3.0
Unconditional Purchase Obligations	0.5	0.4	0.1	—	—

Total	$21.1	$7.2	$8.4	$2.5	$3.0

We have excluded from the above table amounts associated with operating leases having remaining noncancelable lease terms of one year or less as well as contractual obligations of the Businesses Not Acquired of $1.1 million. During the first half of fiscal 2004, there were no material changes to our contractual obligations.

The above table also does not include obligations under the revolving credit facility, the old notes or the exchange notes offered hereby. As of August 24, 2003, on a pro forma basis after giving effect to the Transactions, our total indebtedness would have been $423.7 million, of which $198.7 million would have been outstanding under our revolving credit facility and $225.0 million would have consisted of the old notes offered on December 16, 2003. Our revolving credit facility has a five year term, and the old notes and the exchange notes offered hereby are due in eight years. Our revolving credit facility provides commitments of up to $500.0 million, $282.5 million of which would have been available for future borrowings as of August 24, 2003, on a pro forma basis after giving effect to the Transactions, subject to the aggregate borrowing base availability and net of $18.8 million in outstanding letters of credit.

Additionally, the above table does not include our obligation to pay to ConAgra Foods 50% of rebate payments received by us related to the 2003 and prior crop years up to an estimated $53.0 million (as estimated as of November 23, 2003), subject to post-closing adjustments. See “The Acquisition—The Stock Purchase Agreement.”

As of August 24, 2003 and February 23, 2003, we had no outstanding commercial commitment arrangements (e.g., guarantees). As of August 24, 2003, on a pro forma basis after giving effect to the Transactions, our total other commercial commitments (consisting of outstanding letters of credit) would have been $18.8 million.

The old notes were issued on December 16, 2003 and the proceeds from such offering were used in the Refinancing to repay the entire principal amount, plus accrued interest, incurred in connection with a $175.0 million unsecured senior bridge loan facility. We entered into the senior bridge loan facility on November 24, 2003 and used borrowings thereunder to fund, in part, the Acquisition.

We have the ability to incur additional debt, subject to the limitations imposed by our revolving credit facility and the indenture governing the old notes and the exchange notes offered hereby. Under the indenture governing the notes, in addition to specified indebtedness, we will be able to incur additional indebtedness so long as, on a pro forma basis, our Consolidated Fixed Charge Coverage Ratio (the ratio of Consolidated Cash Flow (as defined) to Fixed Charges (as defined)) is 2.0 to 1.0 or greater. Consolidated Cash Flow is the calculation in the indenture that corresponds to the calculation of Adjusted EDITDA presented elsewhere in this prospectus. Both those measures are calculated by making the following adjustments to EBITDA: (1) the elimination of Businesses Not Acquired; (2) the add-back of bad debt expense, before collections from customer accounts previously written-off as bad debts, that exceeds 1% of net sales; (3) the subtraction of collections of customer accounts previously written-off as bad debts; and (4) the add-back of physical inventory adjustments that exceed 0.5% of the cost of goods sold for fertilizer products.

The amount of the Acquired Businesses’ bad debt expense, before collections from customer accounts previously written-off as bad debts, did not exceed 1% of net sales during the twenty-six week period ended August 24, 2003, the twenty-six week period ended August 25, 2002 or fiscal 2003. The amount of the Acquired Businesses’ bad debt expense, before collections from customer accounts previously written-off as bad debts, that exceeded 1% of net sales during fiscal 2002 and fiscal 2001 was $28.5 million and $2.8 million, respectively.

The amount of collections of customer accounts previously written-off as bad debts during the twenty-six week periods ended August 24, 2003 and August 25, 2002 was $5.6 million and $8.1 million, respectively. The amount of collections of customer accounts previously written-off as bad debts during fiscal 2003, fiscal 2002 and fiscal 2001 was $14.9 million, $1.1 million and $1.3 million, respectively.

The amount of physical inventory adjustments in excess of 0.5% of the cost of goods sold for fertilizer products during the twenty-six week periods ended August 24, 2003 and August 25, 2002 was $(1.6) million and $1.1 million, respectively. The amount of physical inventory adjustments that exceeded 0.5% of the cost of goods sold for fertilizer products during fiscal 2003, fiscal 2002 and fiscal 2001 was $1.9 million, $27.2 million and $(0.2) million, respectively. In addition, the adjustments for the twenty-six week period ended August 24, 2003 and fiscal 2001 reduce Adjusted EBITDA by the difference between the actual physical inventory adjustments and 0.5% of the cost of goods sold for fertilizer products during such periods, but do not reduce Consolidated Cash Flow.

TRADING ACTIVITIES

As of August 24, 2003 and February 23, 2003, we had no outstanding derivative contracts. However, subject to limitations set forth in our debt agreements, including the indenture, we may, in the future, enter into derivative contracts to limit our exposure to changes in interest rates, foreign currency exchange rates and energy prices.

RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. Generally, it requires classification of such financial instruments as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments in existence prior to May 31, 2003, SFAS No. 150 is effective as of the beginning of fiscal 2005. We do not believe the adoption of SFAS No. 150 will have an impact on our financial statements.

In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance for revenue arrangements that involve the delivery or performance of multiple products or services where performance may occur at different points or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 (i.e., our third quarter of fiscal 2004). We have not yet completed our assessment of the anticipated adoption impact, if any, of EITF Issue No. 00-21.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease.” The consensus requires a party to a service contract or similar arrangement to determine whether the arrangement is or includes a lease within the scope of SFAS No. 13, “Accounting for Leases.” EITF Issue No. 01-8 is effective for arrangements entered into or modified after May 28, 2003 and is not expected to have a material impact on our financial statements.

OFF BALANCE SHEET ARRANGEMENTS

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” A variable interest entity (“VIE”) is an entity whose equity investors do not have a controlling financial interest or do not have sufficient equity at risk such that the entity cannot finance its own activities. FIN No. 46 provides that VIEs shall be consolidated by the entity deemed to be the primary beneficiary of the VIE. FIN No. 46 is immediately effective for VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN No. 46 is effective for UAP in the fourth quarter of fiscal 2004. We are currently evaluating our relationships with unconsolidated entities (including all noncancelable leasing arrangements) which may meet the definition of a VIE. Based on its analysis to date, we have not determined the impact, if any, from the adoption of FIN No. 46.

All future cash payments required under our noncancelable leasing arrangements having remaining noncancelable lease terms of more than one year are reflected in the “contractual obligations” table above under “—Obligations and Commitments.”

RELATED PARTY TRANSACTIONS

ConAgra Foods’ executive, finance, tax and other corporate departments have historically performed services for the ConAgra Agricultural Products Business, and, pursuant to the Transition Services Agreement described in “Certain Relationships and Related Transactions—Ancillary Agreements to the Stock Purchase Agreement,” will continue to perform certain administrative and other services for us. Expenses incurred by ConAgra Foods and allocated to the ConAgra Agricultural Products Business were historically determined based on the specific services that were provided or were allocated based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. In addition, ConAgra Foods charged the ConAgra Agricultural Products Business finance charges on ConAgra Foods’ investment in and advances to the ConAgra Agricultural Products Business. We believe that such expense allocations were reasonable. It is not practical to estimate the expenses that would have been incurred by the ConAgra Agricultural Products Business if it had been operated on a stand-alone basis. Corporate allocations included allocation of selling, administrative and general expenses of approximately $6.3 million and $5.2 million for the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $11.1 million, $10.9 million and $11.4 million for fiscal 2003, 2002 and 2001, respectively, and allocated finance charges of approximately $8.5 million and $12.0 million for the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $23.1 million, $41.1 million and $60.1 million in fiscal 2003, 2002 and 2001, respectively.

United Agri Products also has historically entered into transactions in the normal course of business with parties under common ownership of ConAgra Foods. Net sales to related parties were $3.1 million and $19.6 million during the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $25.5 million, $33.8 million and $13.4 million in fiscal years 2003, 2002 and 2001, respectively. Gross margins associated with related party net sales were $1.1 million and $0.9 million during the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $2.5 million, $2.6 million and $1.5 million in fiscal years 2003, 2002 and 2001, respectively.

MARKET RISK

The principal market risk affecting our business has been exposure to changes in energy prices and, to a lesser extent, foreign currency risks. We are currently exposed to market risks including exposure to changes in energy prices, with respect to which we currently pay market rates. As a result of the Transactions, we will also be subject to interest rate risk. Based upon the amounts outstanding under our revolving credit facility, on a pro forma basis after consummation of the Refinancing as of August 24, 2003, a one percentage point change in the assumed weighted average interest rate on our revolving credit facility would change our annual pro forma interest expense by $2.0 million.

BUSINESS

OVERVIEW

We are the largest private distributor of agricultural and non-crop inputs in the United States and Canada. We market a comprehensive line of products including crop protection chemicals, seeds and fertilizers to growers and regional dealers. As part of our product offering, we provide a broad array of value-added services including crop management, biotechnology advisory services, custom blending, inventory management and custom applications of crop inputs. The products and services we offer are critical to growers because they lower the overall cost of crop production and improve crop quality and yield. As a result of our broad scale and scope, we provide leading agricultural input companies with an efficient means to access a highly fragmented customer base of farmers and growers. For the twelve months ended August 24, 2003, on a pro forma basis after giving effect to the Transactions we generated net sales of $2.4 billion, income before income taxes of $67.8 million and Adjusted EBITDA (as defined in “Prospectus Summary—Summary Unaudited Pro Forma Condensed Combined Financial and Other Data”) of $102.3 million.

We maintain a comprehensive network of approximately 350 distribution and storage facilities and five formulation and blending plants, strategically located in the major crop-producing areas of the United States and Canada. Our integrated sales network covers over 70,000 active SKUs, supported by approximately 1,100 sales people, the majority of whom have technical training in agronomy. This network of facilities, together with our technical expertise, enables us to efficiently process, distribute and store products close to our end-users and to supply our customers on a timely basis during the compressed planting and growing season. In addition, our widespread geographical presence provides a diversified base of sales that helps to insulate our overall business from difficult farming conditions in any one area as a result of poor weather or adverse market conditions for specific crops or regions.

We distribute products manufactured by the world’s leading agricultural input companies, including BASF, Bayer, Dow, DuPont, Monsanto and Syngenta, as well as ConAgra International Fertilizer Company. We believe we are amongst the largest customers of agricultural inputs of these suppliers and have long-standing relationships with these companies. We also distribute products from over 100 other suppliers as well as over 200 of our own proprietary private label products. Our extensive infrastructure is a critical element of our suppliers’ route-to-market, as it enables them to reach a highly fragmented customer base. As of August 24, 2003, we had approximately 70,000 customers, with our ten largest customers accounting for approximately 3% of our net sales in fiscal 2003. Our customers include commercial growers and regional dealers, as well as consumers in non-crop industries. Our significant scale provides our customers with an efficient and cost-effective method of purchasing agricultural and non-crop inputs.

At the end of fiscal 2002, our new management team began to implement several strategic initiatives to increase our operational efficiency. As part of that strategy, we rationalized headcount, enhanced our credit policies and information systems, improved inventory management and closed unprofitable distribution centers. Largely as a result, we successfully increased our income before income taxes as a percentage of net sales from 0.1% in fiscal 2001 to 3.3% for the twelve months ended August 24, 2003 and increased our Adjusted EBITDA as a percentage of net sales from 2.9% in fiscal 2001 to 4.2% for the twelve months ended August 24, 2003, while reducing average working capital as a percentage of net sales from approximately 25% in fiscal 2001 to approximately 20% in fiscal 2003, a reduction of $209.2 million. We believe we are well positioned to drive further efficiencies in working capital and further enhance our margins.

United Agri Products was initially formed by ConAgra Foods through a series of acquisitions, beginning in May 1978 with the acquisition of a 49% interest in a group of companies engaged in the domestic distribution of agricultural chemicals. ConAgra Foods purchased the remaining 51% from several remaining stockholders in 1980. In 1983, United Agri Products acquired AgChem, Inc., and in 1985 acquired Cropmate Company Inc. United Agri Products expanded its business into Canada through the 1988 purchase of Pfizer Canada, and in 1991 acquired Donnell Agriculture. After a series of additional acquisitions, on November 24, 2003, ConAgra Foods sold United Agri Products and its related businesses to certain affiliates of Apollo. For more information on this transaction see “Prospectus Summary—The Transactions.”

INDUSTRY OVERVIEW AND TRENDS

The agricultural inputs market in the United States was estimated at $26 billion in 2002 and has experienced relative stability since 1997, as measured by total revenues, according to the most recent available survey by the USDA National Agricultural Statistics Service. Key drivers of the market include: continued population growth; the use of more effective chemicals and fertilizers; stable planted acreage; the trend towards larger and more efficient farms; and the increased use of biotechnology in the production of seeds. The three primary product areas of the market are crop protection chemicals, seeds and fertilizer.

Crop Protection Chemicals.    Crop protection chemicals expenditures in the United States were approximately $8.2 billion in 2002, according to the most recent available survey by the USDA National Agricultural Statistics Service. Since 1997, the volume of crop protection chemicals sold in the United States has increased, but overall revenues have remained essentially flat as lower-priced generic products have replaced higher-priced patented products, according to the same survey. This product area includes: (i) herbicides, which keep weed infestations from depriving crops of plant nutrients and water; (ii) insecticides, which keep insects from damaging crops; and (iii) fungicides, which guard against plant diseases.

Seeds.    Seed expenditures in the United States were approximately $8.4 billion in 2002, according to the most recent available survey by the USDA National Agricultural Statistics Service. The seed market in the United States has experienced significant growth since 1997, according to the same survey, driven primarily by increased pricing as a result of improvements in seed technology. In particular, biological “traits” are becoming genetically engineered into seeds, thus reducing the need for chemical treatment of crops. These traits include providing a plant with the ability to resist pests without a chemical application and the ability of a plant to selectively resist herbicides. These technological improvements, together with the availability of more productive seed hybrids, have resulted in higher crop yields.

Fertilizer.    Fertilizer expenditures in the United States were approximately $9.5 billion in 2002, according to the most recent available survey by the USDA National Agricultural Statistics Service. Since 1997, the volume of fertilizer sold in the United States has increased, but overall revenues have remained essentially flat, due largely to falling prices as a result of overproduction, according to the same survey. Fertilizers are added to soil to replace or supplement one or more deficient nutrients necessary for plant growth. Nearly all commercial crops grown in the United States and Canada today are produced with the use of a commercial fertilizer, as modern crop varieties and higher yields cannot be sustained by other methods.

Agricultural input manufacturers vary by product category and include major international chemical, fertilizer and seed companies such as Agrium, Bayer Crop Science, ConAgra International Fertilizer Company, Dow AgroScience, DuPont, IMC, Monsanto, PCS and Syngenta. Agricultural input distributors represent the main route-to-market for crop protection chemicals and fertilizer products, and fill a critical need in the U.S. and Canadian agricultural inputs market by allowing suppliers to economically access a highly fragmented customer base of approximately 2 million growers, dealers and non-crop customers. In addition, we believe that both suppliers and customers value the supplementary services that distributors provide, including inventory management, extension of credit, provision of equipment for the application of agricultural products, custom blending and crop management consulting.

The primary channel for seed distribution has historically been through “grower dealers” who distribute seeds within an area around their farms. We believe the trend in seed sales is migrating towards agricultural distributors who have the technical knowledge and ability to bundle seed sales with complementary chemical products.

Grower-owned co-operatives constitute a significant portion of the agricultural inputs distribution industry, including two of the six largest retailers. The market has consolidated significantly over the last ten years. We believe, based on independent consulting work which we sponsored, that in 2002 the largest six retailers accounted for over 50% of sales by the largest 100 retailers in our industry measured by sales. Consolidation in our industry has been driven by a number of factors, including: increased average farm size; consolidation of suppliers; increasing demand for sales people with high levels of technical expertise; poor performance of co-operatives; overcapacity in the industry; and the need for sufficient scale to realize strong relationships with suppliers. We believe that these trends will continue and will result in greater demands being placed on agricultural input distribution companies. Based on independent consulting work which we sponsored, we believe that independent national distributors increased their retail market share amongst the largest 100 retailers measured by sales from 37% in 1998 to 42% in 2002, and that larger companies, such as UAP, will continue to increase their competitive advantage over businesses with fewer resources.

OUR COMPETITIVE STRENGTHS

We believe our leading market positions, operating model focused on free cash flow, extensive distribution network, strong supplier relationships, diversified product offering and proven and incentivized management team will allow us to increase our net sales, market share and profitability.

Leading Market Positions

We are the largest private distributor of agricultural input products in major crop-producing regions throughout the United States and Canada. We believe that our emphasis on selling a full range of quality products and consistently providing high quality service has enabled us to achieve our leading market shares. We believe, based on independent consulting work which we sponsored, that we hold the number one market position, based on net retail sales of the largest 100 retailers measured by sales, in each of the core product categories in which we compete:

Category	Key Products	Market Position	2002 Retail Market Share
Crop Protection Chemicals	Fungicides, Insecticides and Pesticides	#1	18%

Seeds	Seed and Seed Treatment	#1	16%

Fertilizers	Plant Nutrition	#1	10%

We believe our leading market shares strengthen our position with our suppliers and enhance our ability to increase sales to existing customers and attract new customers. We believe our scale provides us with several benefits, including: (i) volume purchasing and increased shelf space resulting in additional incentives from our suppliers; (ii) operating efficiencies from leveraging our fixed costs; and (iii) the ability to invest in our infrastructure in a cost-effective manner, including information technology systems. In fiscal 2003, we had net sales of $2.5 billion, including net sales of crop protection chemicals of $1.7 billion, net sales of seeds of $270.8 million and net sales of fertilizer of $510.6 million. In addition, our leading local presence in the markets we serve further benefits us because it allows us to attract and retain sales people and customers while controlling our risk through geographic diversity.

Operating Model Focused on Free Cash Flow

We believe that our operating model generates significant free cash flow as a result of our variable cost structure, low capital expenditure requirements and efficient working capital management. Our capital expenditures have averaged less than 1% of net sales over the past three fiscal years. Largely as a result of operational initiatives implemented during fiscal 2002 and fiscal 2003, our income before income taxes as a percentage of net sales increased from 0.1% in fiscal 2001 to 3.3% for the twelve months ended August 24, 2003 and our Adjusted EBITDA as a percentage of net sales has increased from 2.9% in fiscal 2001 to 4.2% for the twelve months ended August 24, 2003. Our average working capital has been reduced from approximately 25% of net sales in fiscal 2001 to approximately 20% of net sales in fiscal 2003, a reduction of $209.2 million. We believe that our continued focus on cost reductions and working capital management will allow us to continue to generate strong free cash flow.

Extensive Distribution Network

We operate a broad network of approximately 350 retail and wholesale farm distribution and storage facilities and five formulation facilities, strategically located in major crop producing regions. We have a sales presence in 49 of the 50 states of the U.S., and 9 of the 13 Canadian provinces, and our geographic diversity helps us to mitigate poor weather patterns or economic volatility in any one region and our exposure to any one crop. We operate an integrated system of distribution warehouses and employ approximately 1,100 sales people across the United States and Canada. Our network enables us to provide customers with a broad range of products and reliable service. Our sales people, the majority of whom have technical training in agronomy, possess an in-depth knowledge of the industry and have established long-term relationships with their customers. As residents of the areas in which we operate, our sales people are an integrated part of the community and understand the region-specific needs of their customers. We believe that our approach has helped us to form strong relationships with customers at the local level and has enabled us to generate revenues per retail outlet of $5.1 million versus $3.4 million on average among the largest 100 retailers in 2002 as measured by sales, based on independent consulting work which we sponsored.

Strong Supplier Relationships

We purchase products from over 100 suppliers, including some of the largest chemical, seed and fertilizer companies in the world. We have strong long-term relationships with our suppliers, and our relationships with our ten largest suppliers date back to the original acquisition of UAP by ConAgra Foods in 1978. We are a critical element in our suppliers’ route-to-market, as we are able to help them access a highly fragmented customer base. We believe we are one of the largest customers of agricultural inputs of our seven largest suppliers, and our purchasing scale provides us with a competitive advantage relative to smaller businesses. We believe that our strategic relationships with our suppliers provide us with reliable access to inventory, volume purchasing benefits and the ability to deliver a diverse product offering on a cost-effective basis.

Diversified Product Offering

We provide our customers with a comprehensive offering of agricultural inputs, comprised of over 70,000 active SKUs consisting of a broad variety of crop protection chemicals, seeds, and fertilizers, with no single brand accounting for more than 5% of our net sales in fiscal 2003. We offer a full line of branded products such as CleanCrop, ACA, Savage, Shotgun, Signature and Dyna-Gro, in areas such as plant nutrition, seed treatment, crop protection, adjuvants and seed. We also offer a broad array of value-added services designed to enhance crop production. The breadth and diversity of our products and services allows us to act as a “one-stop-shop” that is tailored to meet the region-specific needs of our customers.

In addition, we are the largest independent distributor of agricultural seed products in the United States and Canada, and we believe we are well positioned to benefit from the expected future growth of this market. We believe the trend in seed distribution is migrating towards using agricultural distributors such as ourselves, as this allows formulators supplying bio-engineered seeds with complementary chemical products to reach the market.

Proven and Incentivized Management Team

Our senior management team has an average of over 18 years of experience in the agricultural inputs industry. Kenny Cordell joined the company in 2001 and served as President and Chief Operating Officer from February 2002 until the closing of the Acquisition, when he was promoted to Chief Executive Officer. Our current senior management team has been responsible for developing our recent business strategy, including store rationalization, enhanced credit policies and an increased focus on working capital management, which has resulted in operational improvements and margin expansion. Largely as a result of initiatives implemented by our management team during fiscal 2002 and fiscal 2003, we successfully increased our margins and reduced working capital. Our management owns approximately 10% of our common stock on a fully diluted basis, a portion of which is subject to time and performance vesting criteria. See “Security Ownership of Certain Beneficial Owners and Management.”

OUR STRATEGY

Our financial and operational success has largely been driven by providing customers with high quality products at competitive prices, supported by consistent and reliable service and expertise. We will continue to seek to improve margins and reduce working capital through the principal strategies outlined below.

Target Continued Margin Enhancement and Working Capital Management

We believe we are well positioned to achieve further margin enhancements and reductions in working capital through the continued implementation of our cost saving initiatives. We intend to monitor performance regularly through detailed management reporting on productivity, profitability, inventory flow and return on assets. At a company-wide level, our senior management will continue to:

•	focus on our credit policies in order to seek to maximize our profitability;

•	optimize our product mix through increased centralized pricing controls;

•	improve company-wide performance through the dissemination of best practices;

•	optimize procurement through increased centralized purchasing controls;

•	rationalize our infrastructure by closing or selling unprofitable facilities;

•	reduce our investment in working capital through the use of enhanced management information systems; and

•	reduce selling, general and administrative expenses through centralization efforts in our formulation operations and administration.

In August 2002, management initiated a monthly scorecard of key performance indicators linked to the management incentive plan, to drive return-based financial performance within regions of our company. In addition, our management has centralized credit and procurement functions to better coordinate various working capital initiatives and has adopted a discounted cash flow approach to capital investments.

Expanded Presence in Seeds, Branded and Non-Crop Products

Seed.    We increased net sales of our seed products from $196.2 million in fiscal 2001 to $270.8 in fiscal 2003, and believe that there is the potential for significant further growth in this area. We believe that seed varieties that have been enhanced through biotechnology will serve as a platform for growth due to the increased value-added nature of their sale to the customer, coupled with an increased need for ancillary services when compared with sales of conventional products. In addition, advancements in seed varieties and technologies have increased our customers’ needs for real-time information and access to the genetic varieties in branded and non-branded lines, which we believe benefits larger suppliers such as UAP. We intend to leverage our growth in this business through: (i) advanced technical training for our sales personnel; (ii) hiring and strategically placing experienced sales people; (iii) incentivizing our sales organization with seed-specific performance goals and incorporating specific targets for individual sales people in their respective performance management plans; (iv) nurturing our relationships with seed suppliers; and (v) continuing to focus the resources of our management and sales force in our seed distribution infrastructure.

As part of our strategy, we will focus on increasing our sales of our Dyna-Gro brand of proprietary seed products as part of our effort to increase overall seed sales. We believe that Dyna-Gro is recognized in the marketplace for its high quality and yield, and we currently market Dyna-Gro in corn, soybeans, sorghum and alfalfa, as well as other minor crops. The margin contribution for our Dyna-Gro brand is higher than that of a commodity brand because we source and market it internally.

Proprietary Branded Products.    We intend to focus on increasing sales of our proprietary branded products, which provide value-added features to benefit customers and higher margins to us as compared with other products we sell for third parties. Increased sales of our proprietary branded products have contributed to our margin improvement from fiscal 2001 through fiscal 2003, largely as a result of providing enhanced formulations and tailoring the products to fit growers’ needs in specific regions, including unique dry herbicide formulations and specialized Nortrace brand micronutrients and Dyna-Gro seed. We seek to further improve our product mix through internal development and close cooperation with our major suppliers, and plan to introduce five new proprietary products during the fourth quarter of fiscal 2004.

Non-Crop.    We also distribute agricultural chemicals, seed and fertilizers for many non-agricultural markets, such as turf and ornamental (golf courses, resorts, nurseries and greenhouses), pest control operators and right-of-way vegetation management. This non-crop business has a distinctly different customer base from the agricultural markets, and requires different service levels and locations closer to suburban or leisure centers. We believe that many non-crop markets are experiencing natural growth with general demographic trends. For example, as population growth expands in the Southern U.S., we expect increased opportunities for sales to pest control operators. As leisure spending increases, we expect increased opportunities for sales to turf, golf course, resort and nursery businesses. We are the only distributor in our markets with a presence in the three major non-crop market product areas of turf and ornamental, pest control operators and right-of-way vegetation management, and as such it is an important strategic growth area for UAP. We are focused on expansion of our current non-crop business through small acquisitions, increased sales of branded products, introduction of new branded products and improving operational performance through consolidation.

Leverage Our Scale

We believe that our scale and extensive network of distribution facilities provides us with competitive advantages over smaller regional competitors, including an enhanced competitive position with our suppliers, the ability to leverage our fixed costs and the ability to attract and retain a strong management team and sales force. We intend to capitalize on these advantages by continuing to: (i) strengthen our relationships with our suppliers in order to maintain a diversified product offering and capture higher levels of incentives; (ii) cost-effectively invest in information systems to ensure efficient inventory management; and (iii) provide high levels of value-added services to our customers by maintaining an experienced and well-trained sales force. We believe this provides us with a strong platform for continued growth and profitability.

BUSINESS OPERATIONS

We operate our business through two primary divisions: Distribution and Products. The Distribution Division, which accounted for approximately 80% of our net sales in fiscal 2003, purchases agricultural input products from third parties and resells these products, together with our own proprietary private label products, to growers and regional dealers. The Distribution Division maintains a network of approximately 350 facilities throughout the United States and Canada. The Products Division, which, together with our non-crop Distribution Business, accounted for approximately 20% of our net sales in fiscal 2003, formulates our proprietary products and provides blending and formulation services for the private label brands of our suppliers. The Products Division consists of five blending and formulation facilities that produce crop protection chemicals, seeds and fertilizers. The proprietary products formulated by the Products Division are sold to our customers through the distribution network of our Distribution Division.

Distribution Division

We have an extensive distribution infrastructure of over 350 facilities, consisting of retail distribution centers, bulk storage, granulation, blending and seed treatment plants, as well as an integrated network of distribution storage terminals and warehouses. We believe our infrastructure, including chemical and seed warehouses, bulk storage for crop protection chemicals and fertilizer loading equipment, delivery vehicles, nurse tanks, trailers and application equipment provides us with a significant competitive advantage over smaller, regional competitors and deters new entrants into this capital intensive market. Our facilities are strategically located throughout the major crop producing regions in the United States and Canada. We believe this market presence provides a number of competitive advantages, including:

•	allowing us to act as a supplier to the country’s largest purchasers of crop production inputs;

•	providing us with the opportunity to distribute products for the leading agricultural input producers; and

•	providing market diversity that helps to insulate our overall business from difficult farming conditions as a result of poor weather in any one particular market or adverse market conditions for a specific crop.

We have instituted central management controls and utilize our logistical expertise and sophisticated information technology systems to manage our extensive businesses and facilities network. We understand the importance of flexibility at the local level to adapt to local conditions. We aim to achieve the proper balance of central control and direction with local flexibility by utilizing team management and appropriate incentive programs.

We operate distribution centers serving both wholesalers and individual growers, and are one of the largest retailers of crop production inputs to growers in North America. Retail centers typically service growers within a 10 to 50 mile radius of their locations. We operate retail centers in each major crop producing region of the United States and Canada. Our distribution network, though centrally organized, is internally divided by region. The following table identifies these various regions, the states served (subject to occasional overlap), the major crops serviced, the approximate number of employees (including hourly and temporary employees) and the total sales for each such region for fiscal 2003:

Region	States/Provinces Served	Major Crops Serviced	Employees	Fiscal 2003 Net Sales (dollars in millions)
Coastal	AZ, CA, CT, DE, FL, GA, HI, MA, MD, ME, NC, NH, NJ, NV, NY, OR, PA, RI, SC, VA, VT, WA, WV	Tree fruits, nuts, vines, vegetables, rice, cotton, alfalfa, corn, peanuts, wheat and tobacco	940	$821.1

Southern	AL, AR, IA, KY, LA, MS, OK, TN, TX	Cotton, soybeans, rice, peanuts and corn	631	$528.9

Northern	CO, IA, ID, IL, IN, KS, MI, MN, MO, MT, ND, NE, OH, SD, UT, WI, WY	Corn, soybeans, wheat, sorghum, sunflowers, corn, potatoes and sugarbeets	1,362	$1,020.6

Canada	AB, BC, MN, NB, NS, ON, PEI, QU, SK	Tree fruits, vegetables, soybeans, corn, wheat, canola and tobacco	122	$123.9

We sell a complete line of products and services to growers through our distribution facilities, with each site tailoring its product offering to the specific needs of the growers in its service area. Our product offering, coupled with the advice of our sales professionals, provides our customers with a “one-stop shop” for all their agricultural inputs needs.

Crop Protection Chemicals.    Crop protection chemicals represent a significant portion of our business, accounting for approximately 66% of fiscal 2003 net sales. We distribute a full range of crop protection chemicals through our distribution locations, including herbicides, insecticides and fungicides, adjuvants and surfactants. We also provide a variety of services related to the application of crop protection chemicals. Within crop protection chemicals, we have experienced a trend towards bundling chemicals products with complementary seed products, as a result of advances in seed technology.

Seed.    We have placed an emphasis on new seed technology and provide a complete range of seed and seed treatments to growers through our distribution centers. Increasingly, our seed products are prepared by leading seed companies, and sold both under their brand names and our private labels (for example, Dyna-Gro). For example, we were one of the first companies to distribute Roundup Ready soybean and cotton seeds and technology for Monsanto in the United States. Roundup is a popular crop protection product, and Roundup Ready enables soybeans and cotton plants to be Roundup tolerant. We believe that seed technology based on genetic engineering is an important growth area for agriculture.

Fertilizer.    We distribute a full range of fertilizer products through our distribution centers, including nitrogen, potassium and phosphorous, and various micronutrients such as iron, boron and calcium. We also provide fertilizer application services, as well as customized fertilizer blending for the specific needs of individual growers.

Services.    In addition to selling traditional crop production inputs, our distribution centers provide agronomic services to growers. These services range from the traditional custom blending and application of crop nutrients to meet the needs of individual growers, to more sophisticated and technologically advanced services on a fee basis such as soil sampling, pest level monitoring and yield monitoring using global position systems satellite grids and satellite-linked variable rate spreaders and applicators to take advantage of the data.

Non-Crop.    We also distribute agricultural chemicals, seed and fertilizers for many non-agricultural markets, such as turf and ornamental (golf courses, resorts, nurseries and greenhouses), pest control operators and right-of-way vegetation management. This non-crop business has a distinctly different customer base from the agricultural markets, and requires different service levels and locations closer to suburban or leisure centers. We believe that many non-crop markets are experiencing natural growth with general demographic trends. For example, as population growth expands in the Southern U.S., we expect increased opportunities for sales to pest control operators. As leisure spending increases in the U.S., we expect increased opportunities for sales to turf, golf course, resort and nursery businesses. We are the only distributor in our markets with a presence in the three major non-crop market product areas of turf and ornamental, pest control operators and right-of-way vegetation management, and as such it is an important strategic growth area for UAP. We are focused on expansion of our current structure through small acquisitions, increased sales of branded products, introduction of new branded products and improving operational performance through consolidation.

Products Division

The Products Division consists of our formulating, blending and packaging operations. Our marketing group works closely with the Products Division to drive its portfolio management, sales activities, advertising and technical service. We operate five formulation facilities throughout the U.S. that produce our proprietary branded products as well as private label products from third parties. Typically, these private label products were developed independently by us or in cooperation with our leading suppliers. We generally distribute the products formulated by our Products Division through our Distribution Division.

We have approximately 200 proprietary branded products. We have a broad product offering of proprietary brands in each of our segments. Some of our key proprietary branded products in each of our segments are listed in the table below.

Segment	Key Proprietary Branded Products
Crop Protection Chemicals/Adjuvants	Savage, Shotgun, Salvo, Strategy, Amplify, LI 700, Choice, Weather Guard, Liberate

Seed and Seed Treatments	Dyna-Gro, DynaStart, So-Fast

Fertilizers	ACA, Awaken, Nortrace

Non-Crop	Signature, Bisect

Our proprietary brands allow us to enhance our product offering and provide formulations designed to meet the needs of growers in each region that we serve. As a result, we are able to obtain a higher contribution margin from our proprietary branded products than from commodity brands we distribute from other suppliers. We believe our proprietary branded products represent a significant value for our customers and help increase the overall value of our suppliers’ products. Many of our proprietary branded products are patented in the U.S. or Canada.

The Products Division also provides formulating, blending and packaging services for third parties, primarily our major suppliers such as BASF, Bayer, Dow, DuPont, Monsanto and Syngenta. This relationship with our suppliers allows us to leverage our fixed costs and increase plant efficiencies. In addition, by working in such an integrated manner with our suppliers, we are able to remain at the forefront of the newest product technology and market offerings.

As a result of the management initiatives implemented at the end of fiscal 2002, we have streamlined our product offering, focused our resources on driving sales of the most profitable brands within each product segment, and reduced our cost structure. For example, we closed two formulation plants during the current fiscal year as part of these initiatives. With our major initiatives substantially complete and an efficient operating platform in place, we intend to focus on increasing sales and margins in our Products Division by continued enhancement of our product mix and increased offerings in each product segment. New product offerings will be generated through internal development and continued cooperation with our major suppliers.

INTELLECTUAL PROPERTY

We use a wide array of technological and proprietary processes to enhance our crop protection, seed and fertilizer inputs and product development programs. We believe these technologies and proprietary processes enable us to create novel product concepts and reduce time to market. In certain circumstances, we file for patents on technology that we believe is patentable. We currently hold approximately 200 trademarks (pending or registered) in the United States either directly or through one of our subsidiaries. These trademarks pertain to products formulated and distributed by us, including pesticides, herbicides, fertilizers and feed. United Agri Products Canada Inc., one of our subsidiaries, currently holds approximately 60 trademarks (pending or registered) either directly or through one of its subsidiaries. These trademarks pertain to products formulated and distributed by us, including pesticides, herbicides, fungicides and fertilizers. In addition, we and our subsidiaries possess contractual rights to certain trademarks held by third parties through arrangements with certain of our suppliers and distributors, including licenses to use trademarks owned by Dow AgroSciences, DuPont, FMC, Monsanto, Valent and Gowan.

Intellectual property rights help protect our products and technologies from use by competitors and others. In addition to trademarks, intellectual property rights of importance to us include trade secrets, confidential statements of formulation and other proprietary manufacturing information. We use nondisclosure agreements to protect our proprietary and confidential information. Such nondisclosure agreements specifically address the confidential information disclosed and concern the protection of our intellectual property. The objectives of the trade secret policy are to prevent disclosure of sensitive information and to protect our legal interests if our trade secrets are appropriated. We will continue to aggressively prosecute and enforce all of our intellectual property rights.

SEASONALITY

Our and our customers’ businesses are seasonal, based upon the planting, growing and harvesting cycles. During fiscal 2002 and 2003, at least 75% of our net sales occurred during the first and second fiscal quarters of each year because of the condensed nature of the planting season. As a result of the seasonality of sales, we experience significant fluctuations in our revenues, income and net working capital levels. However, our integrated network of formulation and blending, distribution and warehousing facilities and technical expertise allows us to efficiently process, distribute and store product close to our end-users and to supply our customers on a timely basis during the compressed planting and growing season. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PRODUCTS

The following table shows the percentage of our net sales by product line for the twenty-six week period ended August 24, 2003 and for the 2001, 2002 and 2003 fiscal years, respectively:

	Year ended February 25, 2001	Year ended February 24, 2002	Year ended February 23, 2003	Twenty-Six Week Period ended August 24, 2003
	(as a percentage of net sales)
Crop Protection Chemicals	73.3%	65.9%	65.7%	65.6%
Fertilizer	16.9%	21.0%	20.2%	19.5%
Seed	7.1%	10.2%	10.7%	11.8%
Other	2.7%	2.9%	3.4%	3.1%

Total	100.0%	100.0%	100.0%	100.0%

In fiscal 2003, our top ten products accounted for approximately 15% of net sales.

COMPETITION

The market for the distribution of crop protection chemicals, seeds, fertilizers and agronomic services is highly competitive. In each of our local markets, we typically compete with two or three other distributors. These distributors include agricultural cooperatives, multinational corporation-owned distribution outlets and other independent distribution companies. Agricultural cooperatives are operated for the benefit of their member growers and include companies such as Agriliance, LLC and Growmark, Inc. Multinational corporation-owned distribution outlets include companies such as Helena Chemical Company (a subsidiary of Marubeni Corporation), and other independent distributors such as Royster-Clark, Inc. Our market has experienced significant consolidation over the past several years as the number of outlets has declined from approximately 12,500 in 1995 to 9,500 in 2001. Based on independent consulting work which we sponsored, we believe that independent national distributors increased their retail market share amongst the top 100 retailers in sales from 37% in 1998 to 42% in 2002, and that larger companies, such as UAP, will continue to increase their competitive advantage over businesses with fewer resources. We generally compete with other distributors on the basis of breadth of product offering, ability to provide “one-stop shopping” with customized local products and services, our salesforce’s knowledge of and relationships with our customers, and price. We believe that we compete successfully in each of these areas.

SALES ON CREDIT, EXTENSIONS OF CREDIT AND ACCOUNTS RECEIVABLE

A significant portion of our sales to growers and independent retailers are made through the use of credit incentives and programs. Typically, we sell products on cash or credit terms, with credit terms ranging from 30 days to crop terms, which typically require payments in December. Many accounts accrue service or finance charges. The interest rate on such charges varies by state, subject to maximum allowable interest under the particular state’s laws. As of August 24, 2003, our aggregate accounts receivable, most of which constituted extensions of credit to trade customers, totaled $666.4 million.

We have a dedicated and focused credit department, responsible for all our credit and risk management, and our centralized credit and procurement functions are responsible for coordinating various working capital initiatives. Our credit department is also responsible for establishing credit terms and credit limits, compiling data and generating reports to monitor collections and reserves for bad debt, monitoring progress of credit related initiatives, assuring data integrity and distributing relevant reports to the field credit managers. Beginning in the latter half of fiscal 2002, our new management team, including a new Senior Vice President of Credit, implemented more disciplined and sophisticated credit and collections policies and procedures as part of an effort to increase our operational efficiency. These new credit policies and procedures included detailed computerized analysis of a particular customer’s credit prior to the sale, routine monitoring of customer credit limits, systematic inactivation of non-conforming accounts and hiring a dedicated staff of collections specialists.

MANAGEMENT INFORMATION SYSTEMS

Our finance, credit and information technology departments are responsible for all of our financial reporting, information technology and systems, treasury and cash management, financial analysis and budgeting, state tax filings, and credit and risk management.

In addition, our finance and credit departments perform financial modeling and analysis, due diligence and contract negotiations for acquisitions. Our credit department also establishes credit terms and credit limits, compiles data and generates reports to monitor collections, reserves for bad debt, and progress of credit related initiatives, and to assure data integrity and distribute relevant reports to the field credit managers. Our finance department is currently consolidating from its six current locations to two locations in Greeley, Colorado and Tampa, Florida.

We have point-of-sale computer systems at our locations which provide daily reports, including sales and profitability data, credit information and working capital data. We use these systems to provide data for inventory control, credit controls, budgeting, forecasting and working capital management requirements.

RAW MATERIALS AND SUPPLIES

We purchase our crop protection products and seed primarily from the world’s leading agrochemical companies. We have contracts with each of BASF, Bayer Crop Science, Dow AgroSciences, DuPont Nemours, Monsanto, Syngenta and other prominent suppliers in the industry. We act as a leading distributor of crop protection products for major agricultural chemical companies, purchasing crop protection products at the chemical companies’ distributor price and receiving a cash rebate based on volume and type of product. The cash rebate is typically paid near the end of the calendar year, but may be advanced monthly with the balance paid at year-end. Such rebate programs may be published programs, in which case rebates are calculated similarly among all buyers, or unpublished programs, in which case rebates are structured solely according to our business.

Historically we have purchased, and will continue to purchase, our fertilizer primarily from ConAgra International Fertilizer Company, an affiliate of ConAgra Foods, and one of the largest U.S. marketers of fertilizer. In connection with the Acquisition, we entered into a five-year fertilizer supply agreement with ConAgra International Fertilizer Company. Our agreement with ConAgra International Fertilizer Company enables us to buy fertilizer from U.S. or international sources, depending on where we can get the best prices. See “Certain Relationships and Related Transactions—Ancillary Agreements to the Stock Purchase Agreement.”

EMPLOYEES AND LABOR RELATIONS

We employ approximately 3,000 non-unionized and salaried employees, approximately 95 unionized employees and approximately 400 or more temporary employees to meet our seasonal needs. We believe we have good relations with our employees. All of our unionized employees work at the Platte Chemical Company facility in Greenville, Mississippi and are all subject to a collective bargaining agreement. This collective bargaining agreement is scheduled to expire in August 2004, but is subject to automatic renewals for additional year-long periods unless otherwise terminated. We have not had any work stoppages in the past five years.

In connection with the Acquisition, UAP Holdings entered into retention agreements with ten of our top executives. Each of these executives was granted restricted units in UAP Holdings pursuant to these retention agreements. In addition, UAP Holdings issued these same employees stock options that vest in three separate tranches and are subject to UAP Holdings’ 2003 stock option plan. See “Management.”

PROPERTIES

Our properties are located in the major crop-producing regions of the United States and Canada. We are headquartered in Greeley, Colorado and have five formulation facilities located throughout the United States.

Location	Owned/Leased	Building(s) Square Footage	Formulating Square Footage	Function
Greeley, Colorado	Leased	47,753	N/A	Headquarters
Greeley, Colorado	Owned	70,000	10,000	Formulating
Fremont, Nebraska	Owned	84,500	28,000	Formulating
Greenville, Mississippi	Owned	292,400	100,900	Formulating
Caldwell, Idaho	Owned	29,000	8,000	Formulating
Billings, Montana	Owned	58,225	9,000	Formulating

In addition, we own or lease 397 properties that are used to maintain inventory and distribute and sell our products to our customers. We determine the number of distribution and storage facilities as those managed by a single location manager. Because there may be more than one property that we own or lease managed by a location manager, our approximately 350 distribution and storage facilities are less than the total number of leased and owned properties. We also utilize other miscellaneous facilities in our distribution business. We operate these properties through our four primary geographic regions, which are further divided into fifteen sub-regions, as noted below:

Region	Sub-region	States Served	Owned	Leased	Total
Coastal	Carolinas	NC, SC, VA	3	12	15
	Florida	FL	1	15	16
	Northeast	CT, DE, MA, MD, ME, NH, NJ, PA, RI, VT, WV	4	24	28
	West	AZ,CA, NV	5	16	21
Northern	Great Lakes	MI, OH, WI	17	17	34
	Midwest	IN, MN	20	26	46
	Northern Plains	MT, ND, SD	17	8	25
	Northwest	HI, ID, OR, UT, WA	6	17	23
	Pueblo	CO, KS, NE, WY	9	7	16
	Richter	MO, IL, IN	32	16	48
Southern	Delta	LA, MS	8	30	38
	Midsouth	AR, KY, TN	7	23	30
	Southeast	AL, GA	4	10	14
	Southwest	NM, OK, TX	8	18	26
Canada	—	—	5	12	17

TOTAL			146	251	397

Mortgages on 36 of our owned properties secure our obligations under our revolving credit facility. See “Description of Other Indebtedness—The Revolving Credit Facility.”

ENVIRONMENTAL MATTERS

Our facilities and operations must comply with a wide variety of federal, state and local environmental laws, regulations and ordinances, including those related to air emissions, water discharges and chemical and hazardous waste management and disposal. Our operations are regulated at the federal level under the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, and at the state level under analogous state laws and regulations. Our operations also are governed by laws relating to workplace safety and worker health and safety, primarily the rules of the Occupational Safety and Health Administration and the United States Department of Transportation. Non-compliance with these environmental, health and safety laws can result in significant fines or penalties or restrictions on our ability to sell or transport products. We manage these regulatory risks by employing a staff of highly trained professionals, by performing periodic compliance audits, and by participating in industry stewardship initiatives. We believe that our operations are in compliance in all material respects with current requirements under environmental laws and employee safety laws, except for matters that are not expected to have a material adverse effect on our business, financial conditions, results of operations or liquidity.

Environmental laws may hold current owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous or toxic substances, materials or wastes, pollutants or contaminants, including petroleum and petroleum products. Because of our operations, the history of industrial or commercial uses at some of our facilities, the operations of predecessor owners or operators of some of the businesses, and the use, production and release of hazardous substances at these sites, we are affected by the liability provisions of environmental laws. Many of our facilities have experienced some level of regulatory scrutiny in the past and are or may be subject to further regulatory inspections, future requests for investigation or liability for hazardous substance management practices.

From time to time, we incur expenses in connection with remediation of hazardous substances, including nitrates, phosphorous and pesticides in soils and/or groundwater at our current and former facilities. Much of this work is conducted on a voluntary basis under state law, which provides for reimbursement of expenses by state agricultural funds. In addition, we are engaged in corrective action under the Resource Conservation and Recovery Act at our facilities in Billings, Montana and Garden City, Kansas. We have also removed or closed underground storage tanks from some of our facilities and, in some instances, are responding to historic releases at these locations. In total, both voluntary and government ordered cleanups of releases of hazardous substances are planned or being performed at approximately 23 sites.

In some cases, third parties (including government reimbursement funds and insurers) may contribute to the costs of cleanup at these sites. ConAgra has agreed to provide us with a partial reimbursement of costs that we may incur in the future relating to any cleanup requirements arising out of pre-closing environmental conditions at our Greenville, Mississippi facility. ConAgra has also agreed to partially reimburse us, subject to a cap, for fees and expenses we incur in connection with an existing lawsuit relating to alleged releases from the Greenville facility, in which plaintiffs are seeking compensation for alleged personal injury and property damage. Without consideration of third-party contributions, the cost of these on-going and potential response actions is not expected to have a material adverse effect on our business, financial condition, results of operations or liquidity. While the Greenville litigation is at an early stage, based on information available to us at this time we do not believe that this litigation, if adversely determined, would have a material adverse effect on our business, financial condition, results of operations or liquidity.

The Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), provides for responses to, and, in some instances, joint and several liability for releases of, hazardous substances into the environment. At the present time, there is one off-site disposal facility at which we have been identified as a potentially responsible party under CERCLA. We believe we are a de minimis party at that site.

REGULATORY LICENSES AND APPROVALS

As a seller and distributor of crop production inputs, we are subject to registration requirements under the Federal Insecticide, Fungicide, and Rodenticide Act and related state statutes, which require us to provide information to regulatory authorities regarding the benefits and risks of the products we sell and distribute, and to periodically update that information. Risk information supplied to governmental authorities by us or others could result in the cancellation of products or in limitations on their use. In addition, these laws regulate information contained in product labels and in promotional materials, require that products are manufactured in adherence to manufacturing specifications, and impose reporting and recordkeeping requirements relating to production and sale of certain pesticides. Non-compliance with these environmental, health and safety laws can result in significant fines or penalties or restrictions on our ability to sell our products. Based on our experience to date, these requirements are not expected to have a material adverse effect on our business, financial condition, results of operations or liquidity.

LEGAL PROCEEDINGS

In addition to the matters discussed above under “—Environmental Matters,” we are involved in periodic litigation in the ordinary course of our business, including lawsuits brought by employees and former employees alleging discriminatory practices, intellectual property infringement claims, product liability claims, property damage claims, personal injury claims, contract claims and worker’s compensation claims. We do not believe that there are any pending or threatened legal proceedings, including ordinary litigation incidental to the conduct of our business and the ownership of our properties, that, if adversely determined, would have a material adverse effect on our business, financial condition, results of operations or liquidity. However, we cannot assure you that future litigation will not adversely affect our business, financial condition, results of operations or liquidity.

MANAGEMENT

Set forth below is certain information as of January 1, 2004 concerning the individuals that are currently serving as executive officers and/or members of United Agri Products’s board of directors.

Name	Age	Position
L. Kenny Cordell	46	President, Chief Executive Officer and Director
Bryan S. Wilson	43	President and General Manager Products and Non-Crop
David W. Bullock	39	Executive Vice President and Chief Financial Officer
Dave Tretter	47	Executive Vice President of Procurement
William Rad Page	42	Executive Vice President of Northern Operating Companies
Robert A. Boyce, Jr.	41	Executive Vice President, Crop Distribution
Joshua J. Harris	39	Director
Robert Katz	36	Director
Marc E. Becker	31	Director

L. Kenny Cordell has been our President, Chief Executive Officer and director since the closing of the Acquisition on November 24, 2003. He joined UAP in 2001 and was promoted to President and Chief Operating Officer in February 2002. Prior to joining UAP, Mr. Cordell worked for FMC Agricultural Products Group from 1990 to 2001, serving most recently as Director of the North American Agricultural Products Group. Mr. Cordell also held various positions in the agricultural units of BASF (1989 to 1992) and Rohm & Haas (1979 to 1989).

Bryan S. Wilson has been our President and General Manager Products and Non-Crop since he joined UAP in September 2002. Prior to joining UAP, Mr. Wilson worked for BASF from 1987 to 2002, holding various positions both domestically and internationally, serving most recently as President of Microflo, Inc., a subsidiary of BASF.

David W. Bullock has been our Executive Vice President and Chief Financial Officer since the closing of the Acquisition on November 24, 2003. He joined UAP in June 2002 as Senior Financial Officer. Prior to joining UAP, Mr. Bullock worked for FMC Agricultural Products Group from 1995 to 2002, serving most recently as Controller of the North American agriculture business. Mr. Bullock also held various financial positions with Air Products and Chemicals (1991 to 1995).

Dave Tretter has been our Executive Vice President of Procurement since 2002. He joined UAP in 1985 and has served in various positions in one of our regional companies, including General Manager and served as the Executive Vice President of the Midwest region from 1999 to 2002. Prior to joining UAP, he worked for Ag Chem Service, a regional chemical distributor from 1984 to 1985.

William Rad Page has been our Executive Vice President of Northern Operating Companies since December 2002. He joined UAP in 1987 and has held numerous positions, including in our credit and finance and purchasing and sales departments, with both domestic and international business units, and has also managed two of our operating companies, UAP Northeast and UAP Southwest. Prior to joining UAP, Mr. Page worked for Farm Credit Service from 1985 to 1987 in numerous positions.

Robert A. Boyce, Jr. has been our Executive Vice President, Crop Distribution since 2002. He joined UAP in May 1990 and has served in various positions, from sales to operating company manager, including President/General Manager of the Texas and California regions. Prior to joining UAP, Mr. Boyce worked for ICI Americas (now Syngenta) from 1985 to 1990 and Helena Chemical from 1983 to 1985.

Joshua J. Harris has been our director since the closing of the Acquisition on November 24, 2003. Mr. Harris has been a founding senior partner of Apollo Management, L.P. since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions department of Drexel Burnham Lambert Incorporated.

Mr. Harris is also a director of Breuners Home Furnishings Corporation, Pacer International, Inc., Compass Minerals Group, Inc., Resolution Performance Products, Inc., Quality Distribution, Inc. and Nalco Company.

Robert Katz has been our director since the closing of the Acquisition on November 24, 2003. Mr. Katz has been associated with Apollo Management, L.P. since 1990. Mr. Katz is also a director of Vail Resorts, Inc. and SpectraSite, Inc.

Marc E. Becker has been our director since the closing of the Acquisition on November 24, 2003. Mr. Becker has also been employed with Apollo Management, L.P. since 1996 and has served as an officer of certain affiliates of Apollo since 1999. Prior to that time, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors including National Financial Partners Corporation, Pacer International, Inc., WMC Finance Co. and Quality Distribution, Inc.

DIRECTOR COMPENSATION

Each of the members of our board of directors also serves as a director on the board of directors of UAP Holdings. We expect that each of the non-employee directors will be compensated for his services. However, we have not yet determined the amount of such compensation.

AUDIT COMMITTEE

Following the completion of this offering, we expect that our board of directors will establish an audit committee. The audit committee will provide assistance to our board of directors on fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. Our board of directors has not yet identified the members of the audit committee. As a private company, we are not obligated to have any independent members of the audit committee.

EXECUTIVE COMPENSATION

As an independent company, we will establish executive compensation plans that will link compensation with the performance of our company. We will continually review our executive compensation programs to ensure that they are competitive.

Prior to the Acquisition, we were a wholly-owned business of ConAgra Foods. The following table sets forth information concerning the compensation of our President and Chief Executive Officer and each of our other 4 most highly compensated executive officers for the year ended February 23, 2003.

Name and Position	Annual Compensation Salary	All Other Compensation
L. Kenny Cordell President and Chief Executive Officer	$286,923	$394,703	(1)
Bryan S. Wilson(2) President and General Manager Products and Non-Crop	$88,846	$2,215	(3)
David W. Bullock(2) Executive Vice President and Chief Financial Officer	$123,365	$3,317	(3)
Dave Tretter Executive Vice President of Procurement	$163,077	$3,544	(3)
Robert A. Boyce, Jr. Executive Vice President, Crop Distribution	$162,307	$6,029	(3)

(1)	Consists of (a) long-term incentive plan awards of $389,289 earned by, but not paid to, Mr. Cordell in fiscal 2003 and (b) employer contributions to a 401(k) plan of $5,414.
(2)	Represents pro-rated payments based on the length of time during which such employee was employed by us in fiscal 2003.
(3)	Consists of employer contributions to a 401(k) plan.

The table above does not reflect restricted stock awards and options exercisable for the common stock of ConAgra Foods which were awarded by ConAgra Foods prior to the closing of the Acquisition.

RETENTION AGREEMENTS

In connection with the Acquisition, UAP Holdings entered into retention agreements with 10 of our top executives. The terms and conditions of the retention agreements are substantially identical. Under each agreement, the applicable executive received, upon the consummation of the Acquisition, a cash bonus and a bonus payable by crediting deferred shares of UAP Holdings’ common stock to such executive’s deferred compensation account under the 2003 deferred compensation plan described below. The bonuses received by our named executive officers were as follows:

Name	Number of Deferred Common Stock Units	Cash
L. Kenny Cordell	13,000	$712,889	(a)
Bryan S. Wilson	8,000	380,000
David W. Bullock	8,000	5,000
Dave Tretter	5,000	365,000
Robert A. Boyce Jr.	7,750	170,000

(a)	Of this amount, ConAgra Foods paid Mr. Cordell $389,289, and UAP Holdings paid Mr. Cordell $323,600. UAP Holdings subsequently reimbursed ConAgra Foods for $81,400 of its payment to Mr. Cordell.

If an executive voluntarily resigns without good reason or is terminated for cause within twelve months after the closing of the Acquisition, the executive is required to repay the cash bonus he received under his retention agreement.

Each retention agreement further provides the applicable executive with severance benefits in the event such executive is terminated other than for cause, death or disability or such executive terminates his employment for good reason, in each case within two years from the date of the closing of the Acquisition. Such severance benefits consist primarily of such executive’s base salary through the later to occur of (a) the second anniversary of the closing of the Acquisition and (b)(i) twelve months from the date of termination in the case of Kenny Cordell, Bryan Wilson and David Bullock or (ii) six months from the date of termination in the case of David Tretter, Robert Boyce and certain other executives.

Under the terms of each retention agreement, the applicable executive agreed not to disclose any confidential information concerning our business. Each retention agreement also provides that, from the date of the agreement until the first anniversary of the date on which the applicable executive ceases to receive any payments pursuant to the agreement, the executive cannot solicit or hire any employee of UAP Holdings or any of its affiliates or solicit any customer, supplier, licensee or other business relation of UAP or any of its affiliates. Furthermore, from the date of each retention agreement until the last date on which the applicable executive ceases to receive any payments pursuant to the agreement (or in the case of a termination by the executive without good reason, the first anniversary of such date), the executive cannot engage in any business competing with the businesses or products of UAP and its affiliates within the United States, Canada or any other country in which any product or service has been manufactured, sold or offered or promoted for sale by UAP or any of its affiliates on or prior to the date that executive’s employment ceases.

2003 DEFERRED COMPENSATION PLAN

In connection with the Acquisition, UAP Holdings adopted a deferred compensation plan for the benefit of certain of its executives. The plan provides for the creation of individual deferred compensation accounts for each executive that has entered into a retention agreement, and, as described above, such accounts were credited at the closing of the Acquisition with a specified number of deferred shares of common stock. The plan prohibits the assignment of the shares except upon an executive’s death. The plan also provides for the forfeiture of an executive’s deferred shares upon such executive’s voluntary resignation during the first twelve months following the closing of the Acquisition other than for good reason or termination for cause. UAP Holdings has agreed to indemnify and reimburse directors, officers and employees in connection with the administration of the plan.

Unless otherwise forfeited as described above, each executive’s deferred shares shall be distributed to such executive upon the earliest to occur of (i) the executive’s termination of employment, (ii) the exercise by the executive of certain tag-along and piggyback registration rights, (iii) the acquisition of certain percentages of voting power of UAP Holdings’ common stock by persons other than Apollo and its affiliates, (iv) a merger involving UAP Holdings in which the shareholders of UAP Holdings immediately prior to such merger own less than 50% of the voting securities of the surviving corporation after such merger, (v) the sale of all or substantially all of the assets of UAP Holdings or (vi) the occurrence of a change of control as defined in any indenture or agreement to which UAP Holdings or any of its subsidiaries is a party with respect to indebtedness for borrowed money in excess of the aggregate principal amount of $100,000,000.

2003 STOCK OPTION PLAN

In connection with the Acquisition, UAP Holdings adopted a stock option plan for the benefit of certain of our employees. The purpose of the option plan is to further the growth and success of UAP Holdings and its subsidiaries by enabling directors, employees and consultants of UAP Holdings and its subsidiaries to acquire shares of UAP Holdings’ common stock, thereby increasing their personal interest in such growth and success, and to provide a means of rewarding outstanding performance by such persons. Options granted under the plan may not be assigned or transferred, except upon the optionee’s death. The plan will terminate by its terms on November 24, 2013, and no options may be granted under the plan thereafter. The plan only allows for the issuance of non-qualified options.

Each of the executives that is a party to a retention agreement has received options under the 2003 Stock Option Plan pursuant to individual option agreements, the terms and conditions of which are substantially identical. Each agreement provides for the issuance of three tranches of options to purchase common stock of UAP Holdings. The term of each option is eight years, unless otherwise terminated sooner. The Tranche A Options vest 20% on each of the first five anniversaries of the grant date. All of the Tranche B Options vest on the earlier to occur of the eighth anniversary of the grant date or a realization event whereby Apollo receives an internal rate of return equal to or exceeding 25%. All of the Tranche C Options vest on the earlier to occur of the eighth anniversary of the grant date or a realization event whereby Apollo receives an internal rate of return equal to or exceeding 30%.

Upon an executive’s termination of his employment, all of such executive’s issued and outstanding options automatically terminate upon the earlier to occur of (i) the thirtieth day following the eighth anniversary of the grant date or (ii) the ninetieth day following any termination of such employee’s relationship with UAP Holdings.

In the aggregate, issued and outstanding options amounted to 5.8% of the equity of UAP Holdings on a fully-diluted basis as of November 24, 2003.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As a result of the Acquisition, UAP Holdings owns 100% of our capital stock.

The following table sets forth information regarding the beneficial ownership of UAP Holdings’ common stock immediately upon consummation of the Acquisition on November 24, 2003 by (i) each person known to beneficially own more than 5% of the common stock of UAP Holdings, (ii) each member of the Board of Directors of UAP Holdings, (iii) each of our named executive officers and (iv) all of our executive officers and members of the Board of Directors of UAP Holdings as a group. Although Apollo currently beneficially owns 100% of UAP Holdings’ common stock, Apollo is under no obligation to maintain any minimum ownership interest in UAP Holdings. Apollo may sell all or a portion of its ownership interest in UAP Holdings. Percentage of beneficial ownership is based on 1,200,000 shares of common stock outstanding immediately upon consummation of the Acquisition on November 24, 2003.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name of Beneficial Owner	Shares of Common Stock	Percentage of Class
Apollo Management V, L.P. (a)	1,200,000	100.0%
L. Kenny Cordell (b)(c)	13,000	1.1%
Bryan S. Wilson (b)(c)	8,000	*
David W. Bullock (b)(c)	8,000	*
Dave Tretter (b)(c)	5,000	*
Robert A. Boyce, Jr. (b)(c)	7,750	*
Joshua J. Harris (d)	—	—
Robert Katz (e)	—	—
Marc E. Becker (d)	—	—
Directors and executive officers as a group (9 persons)	46,750	3.9%

*	Less than one percent.
(a)	Includes 1,144,500 shares owned of record by Apollo Investment Fund V, L.P. and its related co-investment partnerships (the “Apollo Funds”). Apollo Management V, L.P. (“Apollo Management”) serves as investment manager of each of the Apollo Funds and has voting and investment power over the shares owned of record by each of the Apollo Funds.
Also includes 55,500 shares beneficially owned by the named executive officers and other members of our management through UAP Holdings’ deferred compensation plan. Under the terms of an investor rights agreement entered into in connection with the Acquisition among UAP Holdings and its securityholders, the trustee under the plan must vote the shares subject to the plan at the direction of Apollo Management. The investor rights agreement also grants Apollo Management the right to require the named executive officers and other members of our management to join in certain sales or transfers of shares to a third party. See “Management—2003 Deferred Compensation Plan” and “Certain Relationships and Related Transactions—Ancillary Agreements to the Stock Purchase Agreement—Investor Rights Agreement.”
The general or managing partner of each of the Apollo Funds is Apollo Advisors V, L.P. (“Apollo Advisors”), an affiliate of Apollo Management. The address of each of the Apollo Funds, Apollo Management and Apollo Advisors is c/o Apollo Management V, L.P., Two Manhattanville Road, Purchase, NY 10577.
(b)	Beneficially owned through UAP Holdings’ deferred compensation plan. See “Management—2003 Deferred Compensation Plan.”
(c)	Does not include shares that are issuable upon exercise of options under UAP Holdings’ stock option plan that remain subject to vesting. See “Management—2003 Stock Option Plan.”
(d)	Messrs. Harris and Becker are each principals and officers of certain affiliates of Apollo Management. Although each of Messrs. Harris and Becker may be deemed to be the beneficial owner of shares beneficially owned by Apollo Management, each of them disclaims beneficial ownership of any such shares.
(e)	Mr. Katz is associated with Apollo Management but disclaims beneficial ownership of any of the shares beneficially owned by Apollo Management.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ANCILLARY AGREEMENTS TO THE STOCK PURCHASE AGREEMENT

In addition to the stock purchase agreement described under “The Acquisition,” we entered into the following agreements with ConAgra Foods as of the closing of the Acquisition.

Transition Services Agreements

On November 24, 2003, UAP Holdings and certain of its subsidiaries entered into a transition services agreement with ConAgra Foods (the “Buyer Transition Services Agreement”) pursuant to which, among other things, ConAgra Foods will provide us with certain transition services, including information technology, accounting and human resources services. The initial term of the Buyer Transition Services Agreement is one year. As consideration for the services, UAP Holdings paid ConAgra Foods an initial fee of $7.5 million on November 24, 2003 and will be required to pay additional fees to ConAgra Foods based on actual usage of transition services. In addition, the Buyer Transition Services Agreement provides that, until December 31, 2004, employees of the subsidiaries of UAP Holdings that are a party to the agreement will continue their participation in welfare plans and programs maintained by ConAgra Foods and specified by UAP Holdings that provide health, disability, life and other welfare benefits. The subsidiaries of UAP Holdings will reimburse ConAgra Foods for all actual costs associated with their employees’ continued participation in the plans.

Also on November 24, 2003, we, together with UAP Holdings and certain of our subsidiaries, entered into another transition services agreement with ConAgra Foods (the “Seller Transition Services Agreement”) pursuant to which, among other things, we will provide ConAgra Foods and certain of its international subsidiaries with certain transition services, including information technology, accounting and office support services. The term of the Seller Transition Services Agreement is one year. In addition, we granted to ConAgra Foods and its international subsidiaries an exclusive two-year license to use certain of our trademarks and trade names outside the United States and Canada. ConAgra Foods will pay us an aggregate fee of $1.3 million for the license and for the services provided under the Seller Transition Services Agreement.

Equipment Lease Credit Support

On November 24, 2003, we delivered to ConAgra Foods and ConAgra Foods Limited, as well as their successors and assigns, a $10.0 million irrevocable standby letter of credit in connection with certain equipment leases. The letter of credit provides additional support for our and our subsidiaries’ continued participation in ConAgra Foods’ existing vehicle lease programs. The letter of credit will remain in effect until we satisfy all of our obligations under the applicable leases, but the principal amount thereof may be reduced if our obligations under the applicable leases are reduced below $10.0 million.

Indemnification Agreement

On November 24, 2003, we, together with certain of our subsidiaries, entered into an indemnification agreement with ConAgra Foods, pursuant to which we and such subsidiaries agreed to be bound by UAP Holdings’ indemnification and non-competition obligations and certain other covenants under the stock purchase agreement.

Fertilizer Supply Agreement

On November 24, 2003, we entered into a fertilizer supply agreement with ConAgra International Fertilizer Company (the “Fertilizer Supply Agreement”) under which we agreed to buy fertilizer products from ConAgra International Fertilizer Company. The initial term of the Fertilizer Supply Agreement is five years and automatically renews from year to year after the initial term unless terminated by either party on not less than

180 days’ notice prior to the end of the initial or any renewal term. Subject to the parties agreeing on prices and producer availability, we are obligated to buy an amount of fertilizer products equal to our historical purchases from ConAgra International Fertilizer Company (approximately 70% of our requirements for such products). In addition, we granted ConAgra International Fertilizer Company a right of first negotiation with respect to the sale of assets relating to or comprising certain of our fertilizer locations. The Fertilizer Supply Agreement contains customary mutual indemnification provisions, and each party may terminate the agreement upon mutual agreement with the other party, upon the breach of any material terms of the agreement by the other party, or upon the bankruptcy or insolvency of the other party.

International Supply Agreement

On November 24, 2003, we entered into an international supply agreement with ConAgra Foods (the “International Supply Agreement”) pursuant to which we agreed to sell certain agricultural chemical products to ConAgra Foods’ non-U.S. distribution companies and certain customers located outside of the United States and Canada who purchased such products during the two year period prior to November 24, 2003. The initial term of the International Supply Agreement is one year and renews automatically for an additional year unless terminated by either party upon 60 days’ notice. In addition, each party may terminate the International Supply Agreement upon mutual agreement with the other party, upon the breach of any material term of the agreement by the other party (or, in our case, one of ConAgra Foods’ non-U.S. distribution companies), or upon the other party’s insolvency. Under the terms of the International Supply Agreement, we are required to sell agricultural chemical products ordered by ConAgra Foods’ distribution companies at the prices applicable to sales of such products to such distribution companies immediately prior to the date of the agreement. In addition, we agreed to sell agricultural chemical products ordered by customers located outside of the United States and Canada at prices established by us after consultation with ConAgra Foods’ distribution companies. We are required to pay to ConAgra Foods, on each sale to customers other than affiliates of ConAgra Foods, the difference (if a positive number) between the amount paid to us by such customers and the cost of such products if purchased by a ConAgra Foods distribution company.

The International Supply Agreement also limits each party’s ability to sell agricultural chemical products in certain geographic areas during the term of the agreement. Con Agra Foods’ distribution companies can purchase products under the agreement only for resale outside the United States and Canada. Conversely, we cannot sell agricultural chemical products within any territory outside the United States and Canada if such territory was served by one of Con Agra Foods’ distribution companies prior to the date of the agreement. We also cannot sell products to any third party that we know or have reason to know will resell such products within any such territory.

Finally, pursuant to the International Supply Agreement we granted each Con Agra Foods distribution company that purchases products under the agreement a non-exclusive, non-transferable right to use any trademarks and trade names associated with the products in connection with the marketing, manufacture, distribution and sale of such products.

Releases

On November 24, 2003, we, together with certain of our subsidiaries, entered into a release with ConAgra Foods under which we and our subsidiaries party to such release irrevocably released ConAgra Foods, its affiliates and their directors, officers and employees from any liabilities and causes of action, whether known or unknown, relating to, arising out of, or in any way connected with events or happenings that occurred or failed to occur on or prior to the date of the release (other than (i) claims arising under the stock purchase agreement, the ancillary agreements entered into in connection with the stock purchase agreement or any agreement entered into in connection with the Acquisition, (ii) product liability claims for products sold by ConAgra Foods to us or any of our subsidiaries prior to the date of the release and (iii) claims arising from any act or omission constituting fraud, gross negligence or willful misconduct).

Similarly, ConAgra Foods entered into a release with UAP Holdings under which ConAgra Foods and its subsidiaries irrevocably released us, our subsidiaries and our directors, officers and employees from any liabilities and causes of action, whether known or unknown, relating to, arising out of, or in any way connected with the events or happenings that occurred or failed to occur on or prior to the date of the release (other than (i) claims arising under the stock purchase agreement, the ancillary agreements entered into in connection with the stock purchase agreement or any agreement entered into in connection with the Acquisition and (ii) claims arising from any act or omission constituting fraud, gross negligence or willful misconduct).

Canadian Operations Assignment and Assumption Agreement

On November 18, 2003, one of our subsidiaries, UAP Canada, entered into an asset purchase agreement (the “UAP Canada Asset Purchase Agreement”) with ConAgra Limited pursuant to which UAP Canada purchased certain assets (including, among other things, owned and leased properties, contracts, inventories, intellectual property and accounts receivable) owned by ConAgra Limited. Such assets related to the UAP Canada business carried on by ConAgra Limited, and excluded ConAgra Limited’s bulk wholesale fertilizer business, commodity grain business and imagery technology business. The purchase price equaled Cdn$54,000,000 and was paid by the assumption of certain liabilities of ConAgra Limited and the delivery to ConAgra Limited of 99 common shares of the issued and outstanding shares of UAP Canada. In connection with the UAP Canada Asset Purchase Agreement, ConAgra Limited also assigned, and UAP Canada assumed, all assets, liabilities and obligations of the Pension Plan for Employees of United Agri-Products (UAP Canada), a division of ConAgra International (Canada) Limited, and the UAP Canada Savings Plan.

Imperial Plant Agreement

On November 24, 2003, we entered into an imperial plant agreement with ConAgra International Fertilizer Company (the “Imperial Plant Agreement”), pursuant to which ConAgra International Fertilizer Company agreed to deliver various agricultural fertilizer materials to our plant located in Imperial, Nebraska for us to blend, process and store. ConAgra International Fertilizer Company then sells the materials to us at the plant at prices determined in accordance with the Fertilizer Supply Agreement. The Imperial Plant Agreement has a term of one year.

The Imperial Plant Agreement provides that, at the end of each fiscal quarter of ConAgra International Fertilizer Company during the term of the agreement, the parties will equally share Net Profits or Losses (as defined below) resulting from ConAgra International Fertilizer Company’s sales of agricultural fertilizer materials from the Imperial Plant. If there is a Net Profit, then ConAgra International Fertilizer Company must pay us 50% of such Net Profit. Conversely, if the plant incurs a Net Loss, then we must pay ConAgra International Fertilizer Company 50% of such Net Loss. The Imperial Plant Agreement defines “Net Profits or Losses” as gross revenues derived from ConAgra International Fertilizer Company’s sale of materials from the plant, less ConAgra International Fertilizer Company’s depreciation expenses on certain ConAgra International Fertilizer Company assets located at the plant and less any cost or expense ConAgra International Fertilizer Company incurs in replacing, maintaining or repairing such assets, and before any federal or state income taxes. The value of materials lost or damaged while in our control at the plant is deducted from our share of Net Profits and added to our share of Net Losses, provided that we are given a shrink allowance of up to one-half of one percent.

Mix Plants Agreement

On November 24, 2003, we also entered into a mix plants agreement with ConAgra International Fertilizer Company (the “Mix Plants Agreement”), pursuant to which ConAgra International Fertilizer Company agreed to blend and process various agricultural fertilizer materials for us at certain of its plants located in Iowa, Minnesota, Illinois and Indiana. ConAgra International Fertilizer Company then sells the blended and processed materials to us at prices determined in accordance with the Fertilizer Supply Agreement. The Mix Plants

Agreement has a term of one year, except that we may terminate it with respect to any plant if there is a pending or threatened environmental claim or investigation at such plant.

As with the Imperial Plant Agreement, the Mix Plants Agreement provides that the parties will share Net Profits or Losses (as defined below) at each plant, based on our applicable Margin Contribution (as defined below) at each such plant. If there is a Net Profit, then ConAgra International Fertilizer Company must pay us an amount equal to the product of (i) our Margin Contribution at the applicable plant multiplied by (ii) the Net Profit at such plant. Conversely, if a plant incurs a Net Loss, then we must pay ConAgra International Fertilizer Company the product of (i) our Margin Contribution multiplied by (ii) the Net Loss. The Mix Plants Agreement defines “Net Profits or Losses” as gross revenues derived from the sale of all materials produced at a plant, less all costs associated with operating the plant, and before federal and state income taxes. The agreement defines “Margin Contribution” as the difference between ConAgra International Fertilizer Company’s cost of materials at the plant and the sales price to us at the time of such sale. For purposes of computing Net Profits or Losses, all raw materials provided by ConAgra International Fertilizer Company to the plants are deemed to be provided at ConAgra International Fertilizer Company’s cost including applicable rebaters.

Grain Merchandising Agreements

On November 24, 2003, one of our wholly owned subsidiaries entered into six grain merchandising agreements with ConAgra Foods. Each agreement has a one year term beginning on November 24, 2003. The grain merchandising agreements relate to grain elevators that we own and have historically used to performed various storage and delivery services for ConAgra Foods. We agreed to purchase grain at these elevators as agent for ConAgra Foods, with ConAgra Foods providing the actual payment amount, while we provide the administrative services necessary for such purchases. We agreed to then store, ship or deliver such grain as directed by ConAgra Foods. We also agreed to provide all labor, equipment and supplies reasonably necessary to handle and transfer the grain and grain products at these elevators. During the term of the grain merchandising agreements, we have agreed not to handle or store grain at the grain elevators other than as directed by ConAgra Foods. At the end of every month during the term of these agreements, ConAgra Foods will determine the profit or loss at each elevator for the previous month. If there has been a profit for the previous month, ConAgra Foods will pay us three-quarters of such profit. If there has been a loss for the previous month, we will pay ConAgra Foods one-quarter of such loss.

Leases

In connection with the Acquisition, we entered into 15-year ground leases with ConAgra Foods and its affiliates for six facilities in the United States and four facilities in Canada. Rent is approximately Cdn$4,667 per month for each Canadian ground lease and between $250 and $1,350 per month for the U.S. ground leases. After the fifth and tenth years of the term of each of the ground leases, rent will be adjusted to the then current market rents. In addition to rent for certain facilities, we will pay additional fees based on tonnage unloaded or rail cars spotted.

In connection with the Acquisition, we also entered into subleases with ConAgra Foods and its affiliates for facilities located in Carrington, North Dakota and Browns, Illinois. Rent is $500 per month under the Browns sublease and $1,000 per month under the Carrington sublease. The subleases expire when the applicable master leases expire or terminate.

Scale License Agreements

Certain of our wholly owned subsidiaries are party to two scale license agreements with ConAgra Foods. Each agreement allows us to use a scale owned or operated by ConAgra Foods for a monthly fee of $200. In addition, we are responsible for 50% of the maintenance costs of the scales at these locations.

Storage Agreement

On November 24, 2003, one of our wholly owned subsidiaries entered into a storage agreement with ConAgra Foods providing for the storage by ConAgra Foods of certain fertilizer products owned by us or one of our subsidiaries at a ConAgra Foods facility in Dubuque, Iowa. The term of the agreement ends on June 30, 2005. We have agreed to pay a minimum of $180,000 to ConAgra Foods for services performed under this storage agreement. If our aggregate payments to ConAgra Foods do not total at least $180,000 by June 30, 2005, we have agreed pay to ConAgra Foods the difference between the aggregate amount we have paid for services under the agreement and $180,000.

Investor Rights Agreement

All employees that own deferred stock and stock options of UAP Holdings are subject to an investor rights agreement with Apollo and UAP Holdings (the “Investor Rights Agreement”), which governs certain aspects of UAP Holdings’ relationship with its security holders. The Investor Rights Agreement, among other things:

•	allows security holders to join, and allows Apollo and its affiliates to require security holders to join, in any sale or transfer of shares of common stock or preferred stock to any third party prior to a qualified public offering of common stock or preferred stock, following which (when aggregated with all prior such sales or transfers) Apollo and its affiliates shall have disposed of at least 10% of the number of shares of common stock or preferred stock, as applicable, that Apollo and its affiliates owned as of November 24, 2003;

•	restricts the ability of security holders to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, common stock or preferred stock or of all or part of the voting power associated with common stock or preferred stock;

•	allows security holders to include certain securities in a registration statement filed by the Company with respect to an offering of common stock or preferred stock (i) in connection with the exercise of any demand rights by Apollo and its affiliates or any other security holders possessing such rights, or (ii) in connection with which Apollo and its affiliates exercise “piggyback” registration rights;

•	allows the Company and Apollo to repurchase all or any portion of the common stock and preferred stock held by directors, employees and consultants of the Company upon the termination of their employment with the Company, their death or their bankruptcy or insolvency; and

•	contains a provision that at any meeting of the UAP Holdings’ stockholders and in any action by written consent of UAP Holdings’ stockholders, the trustee under UAP Holdings’ 2003 Deferred Compensation Plan will vote the shares of common stock underlying each security holder’s deferred common stock units at the direction of Apollo.

The Investor Rights Agreement terminates upon the earliest to occur of the dissolution of UAP Holdings, the occurrence of any event which reduces the number of security holders to one and the transfer to a person or group other than Apollo and its affiliates of a number of shares of common stock having the power to elect a majority of UAP Holdings’ Board of Directors.

Apollo Registration Rights Agreement

On November 24, 2003, Apollo entered into a registration rights agreement with UAP Holdings pursuant to which Apollo and its affiliates have certain demand and incidental registration rights with respect to UAP Holdings’ common stock. Under this agreement, UAP Holdings has agreed to assume the fees and expenses associated with registration.

Apollo Management Consulting Agreement

We are a party to a management consulting agreement dated as of November 21, 2003 with Apollo (the “Management Agreement”). Under the terms of the Management Agreement, we retained Apollo to provide certain management consulting and financial advisory services, for which we pay Apollo an annual management fee of $1.0 million in quarterly payments of $250,000. In addition, as consideration for arranging the Transactions and the preparation of the registration statement of which this prospectus forms a part, we agreed to pay Apollo a fee of $5.0 million, which became payable on January 5, 2004. We may also be required to pay Apollo a transaction fee of 1% of the aggregate enterprise value paid or provided to us if we engage in any merger, acquisition, disposition, recapitalization, issuance of securities, financing or similar transaction. The Management Agreement has an initial term of seven years, which commenced on November 21, 2003. Upon the fourth anniversary of the date of the Management Agreement and the end of each year thereafter (each of such fourth anniversary and the end of each year thereafter, a “Year End”), the term is automatically extended for an additional year unless terminated by either party at least 30, but no more than 60, days prior to such year end.

RELATED PARTY TRANSACTIONS PRIOR TO THE ACQUISITION

ConAgra Foods’ executive, finance, tax and other corporate departments have historically performed services for the ConAgra Agricultural Products Business, and, pursuant to the Buyer Transition Services Agreement described in “Certain Relationships and Related Transactions—Ancillary Agreements to the Stock Purchase Agreement,” will continue to perform certain administrative and other services for us. Expenses incurred by ConAgra Foods and allocated to the ConAgra Agricultural Products Business were historically determined based on the specific services that were provided or were allocated based on ConAgra Foods’ investment in the ConAgra Agricultural Products Business in proportion to ConAgra Foods’ total investment in its subsidiaries. In addition, ConAgra Foods charged the ConAgra Agricultural Products Business finance charges on ConAgra Foods’ investment in and advances to the ConAgra Agricultural Products Business. We believe that such expense allocations were reasonable. It is not practical to estimate the expenses that would have been incurred by the ConAgra Agricultural Products Business if it had been operated on a stand-alone basis. Corporate allocations included allocation of selling, administrative and general expenses of approximately $6.3 million and $5.2 million for the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $11.1 million, $10.9 million and $11.4 million for fiscal 2003, 2002 and 2001, respectively, and allocated finance charges of approximately $8.5 million and $12.0 million for the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $23.1 million, $41.1 million and $60.1 million in fiscal 2003, 2002 and 2001, respectively.

United Agri Products also has historically entered into transactions in the normal course of business with parties under common ownership of ConAgra Foods. Net sales to related parties were $3.1 million and $19.6 million during the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $25.5 million, $33.8 million and $13.4 million in fiscal years 2003, 2002 and 2001, respectively. Gross margins associated with related party net sales were $1.1 million and $0.9 million during the twenty-six weeks ended August 24, 2003 and August 25, 2002, respectively, and $2.5 million, $2.6 million and $1.5 million in fiscal years 2003, 2002 and 2001, respectively.

DESCRIPTION OF OTHER INDEBTEDNESS

THE REVOLVING CREDIT FACILITY

In connection with the Acquisition, we entered into a five-year $500.0 million revolving credit facility with General Electric Capital Corporation as Agent and Lender, GE Canada Finance Inc. as Canadian Agent, and GECC Capital Markets Group, Inc. and UBS Securities LLC as Co-Lead Arrangers. The key terms of our revolving credit facility are described below. Such description is not complete and is qualified in its entirety by reference to the complete text of the related credit agreement.

Our revolving credit facility provides for the following:

•	a five-year $500.0 million asset-based revolving credit facility;

•	a $20.0 million revolving credit sub-facility for UAP Canada;

•	a $50.0 million letter of credit sub-facility;

•	a $25.0 million swingline loan sub-facility; and

•	a $25.0 million in-season overadvance sub-facility.

We used approximately $242.0 million of proceeds of our revolving credit facility to fund a portion of the purchase price of the Acquisition. We and UAP Canada use and will continue to use our revolving credit facility for, among other things, our and our respective subsidiaries’ working capital and general corporate purposes, including, without limitation, effecting certain permitted acquisitions and investments.

Borrowing Bases

Borrowings by us and UAP Canada are subject to borrowing availability under our revolving credit facility. Our borrowing availability is an amount equal to the lesser of:

•	the maximum amount of the revolving loan commitment, less the outstanding amount of loans to UAP Canada under the Canadian revolving loan sub-facility; or

•	the U.S. borrowing base, plus (if applicable) the maximum in-season overadvance amount;

in each case less the sum of the outstanding U.S. revolving loans (including the outstanding amount of letter of credit obligations, swingline loans and in-season overadvances).

The U.S. borrowing base is, at any date of determination, an amount equal to the sum of:

•	85% of the book value (net of reserves) of our and our wholly-owned domestic subsidiaries eligible accounts receivable (other than “extended” accounts receivable and other than those of certain “inactive” subsidiaries);

•	75% of the book value (net of reserves) of our and our wholly-owned domestic subsidiaries eligible “extended” accounts receivable (other than those of certain “inactive” subsidiaries); and

•	the lesser of (1) 55% (or 65% between April 1st and July 31st of each year) of the book value (net of reserves) of our and our wholly-owned domestic subsidiaries eligible inventory (other than that of certain “inactive” subsidiaries) valued at the lower of cost or market or (2) 85% multiplied by a “net orderly liquidation value factor” multiplied by the book value (net of reserves) of our and our wholly-owned domestic subsidiaries eligible inventory (other than that of certain “inactive” subsidiaries).

Borrowings by UAP Canada are also subject to borrowing availability under our revolving credit facility. Its borrowing availability is an amount equal to the lesser of:

•	the maximum amount of the Canadian revolving loan sub-facility; or

•	the U.S. dollar-equivalent of the Canadian borrowing base;

in each case less the sum of (1) the U.S. dollar-equivalent of outstanding Canadian revolving loans and (2) the amount of the U.S. revolving loans (including letter of credit obligations, swingline loans and in-season overadvances) outstanding in excess of $480.0 million.

The Canadian borrowing base is calculated using a formula identical to the one used to calculate the U.S. borrowing base (except that it is applied only to eligible Canadian accounts receivable and inventory).

Reduction and Termination of Commitments

We may permanently reduce the revolving loan commitment under our revolving credit facility at any time without premium or penalty, subject to the payment of customary LIBOR breakage costs, if any. The revolving loan commitment may not be reduced to less than the outstanding balance of the revolving loan on the date of such reduction. In addition, we may terminate our revolving credit facility without premium or penalty upon at least ten business days prior written notice, which notice may be revoked or deferred by us and UAP Canada. Upon termination, we would be required to repay all obligations outstanding under our revolving credit facility and to provide cash collateral for or otherwise satisfy all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rates with respect to revolving loans under our revolving credit facility are based, at our option, on either the agent’s index rate plus an applicable index margin of 1.50% or upon LIBOR plus an applicable LIBOR margin of 2.75%. The interest rates with respect to in-season overadvances under our revolving credit facility are based, at our option, on either the agent’s index rate plus an applicable index margin of 2.75% or upon LIBOR plus an applicable LIBOR margin of 4.00%. These applicable margins (other than the margin on in-season overadvances) are in each case subject to prospective reduction on a quarterly basis if we reduce our ratio of funded debt to EBITDA (on a consolidated basis). Following an event of default, all amounts owing under our revolving credit facility will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

We will have the option of requesting that loans be made as LIBOR loans, converting any part of outstanding index rate loans (other than swingline loans) to LIBOR loans and converting any outstanding LIBOR loan to an index rate loan, subject to the payment of LIBOR breakage costs. With respect to LIBOR loans, interest will be payable in arrears at the end of each applicable interest period, but in any event at least every 3 months. With respect to index rate loans, interest will be payable on the first business day of each month. In each case, calculations of interest will be based on a 360-day year and actual days elapsed.

Fees

The revolving credit facility requires the payment of the following fees:

•	certain fees specified in a fee letter entered into with GE Capital;

•	an unused line of credit fee in an amount equal to an applicable unused line fee margin of 0.50% (which margin may be reduced prospectively on a quarterly basis if we reduce our ratio of funded debt to EBITDA on a consolidated basis) multiplied by the difference between (x) the maximum amount of our revolving credit facility (as it may be reduced from time to time) and (y) the average daily balance of revolving loans (including swingline loans) for the preceding month;

•	a letter of credit fee equal to the average daily undrawn face amount of all outstanding letters of credit during such month multiplied by the applicable margin then in effect with respect to LIBOR loans (other than in-season overadvances); and

•	customary administrative charges.

Guaranties and Collateral

The obligations under our revolving credit facility are (or, in the case of future subsidiaries, will be) guaranteed by UAP Holdings and each of its existing and future direct and indirect subsidiaries. However, none of the non-U.S. subsidiaries of UAP Holdings have guaranteed or will guarantee any of our obligations or those of our U.S. subsidiaries. The obligations of UAP Canada under our revolving credit facility are (or, in the case of future subsidiaries, will be) guaranteed by UAP Holdings and each of its existing and future direct and indirect Canadian and U.S. subsidiaries (including us).

Our obligations and the obligations of the U.S. guarantors under our revolving credit facility and the related documents are and will be secured by a first priority lien on or security interest in, subject to certain exceptions, substantially all of UAP Holdings’ and our properties and assets and the properties and assets of each of the U.S. guarantors, in each case whether now owned or hereafter acquired. The obligations of UAP Canada and the obligations of the Canadian guarantors under our revolving credit facility and the related documents are and will be secured by a first priority lien on or security interest in, subject to certain exceptions, substantially all of UAP Holdings’, our and UAP Canada’s properties and assets and the properties and assets of each of the Canadian guarantors in each case whether now owned or hereafter acquired. Such security includes and will include a pledge of all capital stock and certain debt instruments owned by such parties, except that, in general, not more than 66% of the total outstanding voting stock of any non-U.S., non-Canadian subsidiary of UAP Holdings is or will be required to be pledged in support of the obligations of UAP Holdings, us or our subsidiaries. Our bank accounts, and those of UAP Holdings and its U.S. and Canadian subsidiaries, are and will be subjected to a cash management system that provides for daily sweeps of certain account balances to repay the obligations under our revolving credit facility.

Representations, Warranties and Covenants

Our Credit Agreement contains certain customary representations, warranties and affirmative covenants. In addition, our Credit Agreement contains customary negative covenants restricting our ability and the ability of UAP Holdings and its other subsidiaries to, among other things:

•	incur additional indebtedness (other than certain permitted indebtedness);

•	incur liens (other than certain permitted encumbrances), enter into agreements that limit the ability to incur liens, or permit any encumbrance or restriction on certain inter-company payments and transfers;

•	make investments (other than certain permitted investments);

•	become liable for certain contingent obligations;

•	make certain restricted payments in respect of capital stock or subordinated debt;

•	amend certain organizational, corporate and other documents;

•	engage in mergers or make acquisitions (except for certain permitted acquisitions);

•	sell or dispose of assets or the stock of subsidiaries;

•	enter into transactions with affiliates;

•	engage in any new business;

•	change our fiscal year without notice to the agent;

•	create or establish new subsidiaries without delivering guaranties and security as described above;

•	establish new bank accounts without entering into a control agreement in favor of the agent;

•	permit certain releases of certain hazardous materials;

•	take any actions that could cause an “ERISA event” that could reasonably be expected to have a material adverse effect (as defined);

•	enter into certain sale-leaseback, lease in-lease out and similar transactions; or

•	voluntarily purchase, redeem, defease or prepay the notes or any subordinated debt.

The Credit Agreement also contains the following financial covenants:

•	If and for so long as aggregate borrowing availability is less than $40.0 million, UAP Holdings and its subsidiaries will be required to have EBITDA of at least $70.0 million, measured as of the last day of each month for the trailing twelve-month period then ended.

•	If and for so long as aggregate borrowing availability is less than $40.0 million, UAP Holdings and its subsidiaries will be required to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0, measured as of the last day of each month for the trailing twelve-month period then ended.

Events of Default

Events of default under our revolving credit facility include:

•	failure to pay principal when due or pay a reimbursement obligation in respect of a letter of credit;

•	failure to pay interest within 3 days after its due date;

•	default with respect to certain other indebtedness;

•	failure to maintain our corporate existence or that of UAP Canada;

•	failure to cause any new subsidiary to guaranty our obligations and/or those of UAP Canada and to collateralize the same with security interests, liens and pledges on the terms and conditions set forth in the Credit Agreement and related documents;

•	failure to comply with the negative covenants in the Credit Agreement;

•	failure to comply with the financial covenants in the Credit Agreement;

•	failure to deliver notice of any condition or event that constitutes an event of default or default promptly after a senior executive officer has learned of the same;

•	failure to comply with certain provisions relating to inspections, visits, audits and lenders’ meetings;

•	failure to deliver a required borrowing base certificate within 15 days after its due date;

•	submission of a borrowing base certificate containing material errors;

•	a material breach of any representation or warranty;

•	other defaults under our revolving credit facility documents which are not cured or waived within 30 days;

•	voluntary and involuntary events of bankruptcy;

•	the entrance or filing of a material money judgment or similar process which is not adequately covered by insurance and remains undischarged, unvacated, unbonded or unstayed for a period of 30 days;

•	any order is entered decreeing the dissolution of any borrower or guarantor (other than certain “inactive” subsidiaries) and the same remains undischarged or unstayed for a period in excess of 30 days;

•	any of our revolving credit facility documents become invalid; and

•	certain changes of control with respect to UAP Holdings, us or UAP Canada.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this description, the word “Company” refers only to United Agri Products, Inc., and not to any of its subsidiaries. For purposes of this section, we refer to the old notes and the exchange notes together as the “notes.”

The Company issued the old notes, and will issue the exchange notes, under an indenture dated as of December 16, 2003 among itself, the Guarantors and JPMorgan Chase Bank, as trustee. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

On December 16, 2003, the Company issued $225,000,000 aggregate principal amount of old notes under the indenture. The terms of the exchange notes are identical in all material respects to the old notes, except that the exchange notes will not contain transfer restrictions and holders of exchange notes will no longer have any registration rights or be entitled to any additional interest. JPMorgan Chase Bank, as the trustee of the notes, will authenticate and deliver exchange notes for original issue only in exchange for a like principal amount of old notes. Any old notes that remain outstanding after the consummation of this exchange offer, together with the exchange notes, will be treated as a single class of securities under the indenture. Accordingly, all references in this section to specified percentages in aggregate principal amount of the outstanding exchange notes shall be deemed to mean, at any time after this exchange offer is consummated, such percentage in aggregate principal amount of the old notes and the exchange notes then outstanding.

The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus forms a part. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

BRIEF DESCRIPTION OF THE NOTES AND THE NOTE GUARANTEES

The Notes

The notes:

•	will be general unsecured obligations of the Company;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of the Company;

•	will be senior in right of payment to any future subordinated Indebtedness of the Company; and

•	will be unconditionally guaranteed by the Guarantors.

The Guarantees

The notes will be guaranteed by all of the Company’s Domestic Subsidiaries.

Each Note Guarantee:

•	will be a general unsecured obligation of the Guarantor;

•	will be pari passu in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor; and

•	will be senior in right of payment to any future subordinated Indebtedness of that Guarantor.

However, the notes and the Note Guarantees will be effectively subordinated in right of payment to all of our and the Guarantors’ existing and future secured Indebtedness, including all borrowings under the Credit Agreement, to the extent of the value of the assets securing such secured Indebtedness. The Credit Agreement is secured by substantially all of the assets of the Company and the Guarantors. On a pro forma basis as of August 24, 2003, after giving effect to the offering of the old notes on December 16, 2003 the Company and the Guarantors would have had approximately $198.7 million of secured Indebtedness, consisting entirely of borrowings under the Credit Agreement. See “Risk Factors—Your Right to Receive Payments on the Notes is Effectively Junior to those Lenders who have a Security Interest in our Assets.”

Not all of our Subsidiaries guaranteed the old notes or will guarantee the exchange notes. In particular, our Subsidiaries that are incorporated in Canada or any province thereof did not guarantee the old notes and will not guarantee the exchange notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries generated $105.1 million of our combined net sales during the twelve-month period ended August 24, 2003 and had $94.7 million of our combined assets as of August 24, 2003.

As of the date hereof, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our future Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our future Unrestricted Subsidiaries will not guarantee the notes.

PRINCIPAL, MATURITY AND INTEREST

The Company issued $225.0 million in aggregate principal amount of old notes on December 16, 2003 and may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to compliance with all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The old notes, the exchange notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company issued notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on December 15, 2011.

Interest on the notes will accrue at the rate of 8 1/4% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders of notes at their address set forth in the register of holders.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. The Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The trustee will not be able to waive the covenant relating to a holder’s right to redemption upon a Change of Control. However, it will be possible for the covenant and other provisions contained in the indenture relating to the Company’s obligation to make a Change of Control Offer to be waived or modified with the written consent of the holders of a majority in principal amount of the notes. In addition, while restrictions in the indenture may prohibit certain arrangements that have traditionally been used to effect highly leveraged transactions, the indenture may not afford holders of the notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Company’s senior management or, in the case of an Asset Sale in excess of $5.0 million, the Company’s Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities for which a reserve has not been established in accordance with GAAP and which are not otherwise quantifiable and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets;

(b)	any securities, notes, other obligations or other assets received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Sale, to the extent of the cash received in that conversion; and

(c)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)	to repay secured Indebtedness and other secured Obligations under Credit Facilities and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3)	to make capital expenditures;

(4)	to acquire other assets that are used or useful in a Permitted Business; or

(5)	to do any combination of the foregoing.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within five days thereof, the Company will make an Asset Sale Offer to all holders of notes and, at the option of the Company, all holders of other Indebtedness that is pari passu with the notes to purchase the maximum principal amount of notes and such other pari passu Indebtedness, if applicable, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance. The covenant and other provisions contained in the Indenture relating to the Company’s obligation to make an Asset Sale Offer may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

The agreements governing the Company’s other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—We May Not be Able to Repurchase the Notes Upon a Change of Control.”

SELECTION AND NOTICE

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that, notwithstanding anything to the contrary herein, redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

CERTAIN COVENANTS

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(3)	make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (5), (7), (11), (12) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from November 24, 2003 to the date on which such Restricted Payment occurs or, if Consolidated Net Income is not reasonably determinable to such date, to the end of the Company’s most recently ended fiscal period for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the aggregate net cash proceeds, and the Fair Market Value of property other than cash, received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company) less any Excluded Contributions, plus

(c)	50% of any dividends or distributions received by the Company or a Restricted Subsidiary of the Company after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in Consolidated Net Income of the Company for such period, plus

(d)	the net cash proceeds, and the Fair Market Value of property other than cash, received by the Company or any of its Restricted Subsidiaries from the sale or other disposition (other than to the Company or a Subsidiary of the Company) of any Restricted Investment made after the date of the indenture and repurchases and redemptions of such a Restricted Investment by any Person (other than the Company or a Subsidiary of the Company) and repayments of loans or advances that constituted such a Restricted Investment by any Person (other than the Company or a Subsidiary of the Company); plus

(e)	to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of the indenture is redesignated as a Restricted Subsidiary or merges or consolidates with or into, or transfers or conveys its assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries, in each case after the date of the indenture, the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation, merger, consolidation, transfer, conveyance or liquidation.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

(2)	so long as no Default has occurred and is continuing or would be caused thereby, the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale within 30 days (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the contribution within 30 days of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (b) of the preceding paragraph;

(3)	so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from and/or in exchange for, an incurrence within 30 days of Permitted Refinancing Indebtedness;

(4)	so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value by the Company or any of its Restricted Subsidiaries of, or dividends, distributions or advances to Holdings to allow Holdings to repurchase, redeem or acquire (and/or to make payments on notes previously issued by Holdings representing the consideration for the previous repurchase of), any Equity Interests of Holdings, the Company or any Restricted Subsidiary of the Company held by any current, future or former officer, director, employee or consultant of Holdings, the Company or any Subsidiary of the Company or their authorized representatives (x) upon the death, disability or termination of employment of such officer, director, employee or consultant or to the extent required pursuant to employee benefit plans, employment agreements or consulting agreements or (y) pursuant to any other agreements with such officer, director, employee or consultant; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.5 million in any calendar year (with unused amounts in any calendar year being carried over to the four succeeding calendar years); provided further, that such amount in any calendar year may be increased by an amount not to exceed (a) the cash proceeds received by the Company, any Restricted Subsidiary of the Company or Holdings (to the extent contributed to the Company) from sales of Equity Interests (other than Disqualified Stock) of the Company or Holdings to officers, directors, employees or consultants of Holdings, the Company and Restricted Subsidiaries of the Company that occur after the date of the indenture (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or retirement will not increase the amount available for Restricted Payments under clause (3)(b) of the preceding paragraph), plus (b) the cash proceeds of key man life insurance policies received by the Company, any Restricted Subsidiary of the Company or Holdings (to the extent contributed to the Company) after the date of the indenture (provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year); provided, still further, that the cancellation of Indebtedness owing to the Company or any Restricted Subsidiary of the Company from such officers, directors, employees or consultants in connection with a repurchase of Equity Interests of Holdings, the Company or any Restricted Subsidiary of the Company will not be deemed to constitute a Restricted Payment under the indenture;

(5)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants or other convertible securities;

(6)

so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to (a) holders of any class or series of Disqualified Stock of the Company or any class or series of Disqualified Stock or preferred stock of any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) holders of any class or series of preferred stock (other than Disqualified Stock) of the Company issued after the date of the indenture; provided that at the time of such issuance and after giving pro forma effect thereto, the Company would have been able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(7)	Permitted Payments to Holdings;

(8)	other Restricted Payments in an aggregate amount not to exceed $25.0 million since the date of the indenture;

(9)	so long as no Default has occurred and is continuing or would be caused thereby, the payment of dividends on the Company’s Common Stock (or dividends, distributions or advances to Holdings to allow Holdings to pay dividends on Holdings’ Common Stock), following the first public offering of the Company’s Common Stock (or of Holdings’ Common Stock) after the date of the indenture, of:

(a)	in the case of the first public offering of Common Stock of the Company, up to 7.5% per annum of the net proceeds received by the Company in such public offering, or
(b)	in the case of the first public offering of Common Stock of Holdings, up to 7.5% per annum of the amount contributed to the Company by Holdings from the proceeds received by Holdings from such offering, other than, in each case, public offerings with respect to the Company’s Common Stock (or Holdings’ Common Stock) registered on Form S-8;

(10)	so long as no Default has occurred and is continuing or would be caused thereby, payments or distributions to, or dividends, distributions or advances to Holdings to allow Holdings to make payments or distributions to, dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

(11)	Investments that are made with Excluded Contributions;

(12)	payments made by the Company to consummate the Transactions pursuant to or as contemplated by the Acquisition Documents in effect on the date of the indenture, including, without limitation, dividends or other distributions to Holdings, or the making of loans to Holdings, to allow Holdings to (a) satisfy its obligations under the Acquisition Documents (other than any obligations of Holdings to purchase, redeem, defease or otherwise acquire or retire for value any Equity Interest or Indebtedness of Holdings) and/or (b) fund the ongoing payments of fees pursuant to the Management Agreement that are permitted to be paid under the provisions of the covenant described below under the caption “—Transactions with Affiliates,” in each case, as such agreements are in effect on the date of the indenture, as amended from time to time so long as such amendment is in the good faith judgment of the Board of Directors of the Company not more disadvantageous to the holders of the notes in any material respect than such agreement or document as in effect on the date of the indenture;

(13)	the acquisition of any shares of Disqualified Stock of the Company either:

(a)	solely in exchange for shares of Disqualified Stock of the Company or Capital Stock of Holdings or

(b)	through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Disqualified Stock of the Company or, to the extent the proceeds are contributed by Holdings to the Company, from shares of Capital Stock of Holdings; provided that the amount of any such net proceeds that are utilized for any such acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(14)	so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of Indebtedness that is contractually subordinated to the notes or any Note Guarantee (a) with Excess Proceeds to the extent such Excess Proceeds are permitted to be used for general corporate purposes under the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or (b) with, after the completion of a Change in Control Offer pursuant to the terms of the covenant described above under the caption “—Repurchase at the Option of Holders—Change of Control,” cash offered to redeem notes pursuant to such Change of Control Offer less any cash paid to holders of the notes pursuant to such Change in Control Offer;

(15)	so long as no Default or Event of Default shall have occurred and be continuing, payments of cash, or dividends, distributions or advances to Holdings to allow Holdings to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of, or issuance of Capital Stock in lieu of cash dividends on, any Capital Stock of Holdings, the Company or any Restricted Subsidiary; and

(16)	payments of dividends, distributions or advances to Holdings to allow Holdings to repurchase, redeem or otherwise acquire or retire for value shares of Series A preferred stock of Holdings, which shares were issued by UAP Holdings on November 24, 2003 or subsequently issued in respect of payable-in-kind dividend payments thereon or issued upon transfers, stock splits, reclassifications or otherwise in respect thereof, in all such cases, which shares are held by a Person other than Apollo or any Affiliate of Apollo with, after the completion of a Change in Control Offer pursuant to the terms of the covenant described above under the caption “—Repurchase at the Option of Holders—Change of Control,” cash offered to redeem notes pursuant to such Change of Control Offer less any cash paid to holders of the notes pursuant to such Change in Control Offer.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Company and (a) in the case of assets or securities with a Fair Market Value in excess of $10 million, shall be set forth in an officer’s certificate delivered to the trustee or (b) in the case of assets or securities with a Fair Market Value in excess of $20 million, shall be set forth in a resolution adopted by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (16) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not, and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock; provided, however, that the Company and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Restricted Subsidiaries of the Company that are not Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock in an aggregate amount not to exceed $50 million, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Company and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the face amount thereof) not to exceed the greater of (x) $500.0 million or (y) the amount of the Borrowing Base, in each case less the amount of any Indebtedness outstanding under clause (12) below and in the case of clause (x) less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;” provided that the amount of Indebtedness permitted to be incurred pursuant to the Credit Agreement in accordance with this clause (1) shall be in addition to any Indebtedness to be incurred pursuant to the Credit Agreement in reliance on and in accordance with clauses (4) and (13) below;

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the date of the indenture and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4)	the incurrence by the Company or any of its Restricted Subsidiaries of (a) Indebtedness, including Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, (real or personal), plant or equipment used in the business of the Company or any of its Restricted Subsidiaries or (b) Acquired Debt, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $30.0 million at any time outstanding; provided that all or a portion of the $30.0 million permitted to be incurred under this clause (4) may, at the option of the Company, be incurred under the Credit Agreement (in addition to the amount that would otherwise be permitted to be incurred under clause (1) above) or clause (13) below (in addition to the amount set forth therein);

(5)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (13) of this paragraph;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b)

(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than (x) the Company, (y) a Restricted Subsidiary of the Company or (z) the lenders or collateral agent under any Credit Facility if such issuance or transfer is in connection with a foreclosure on the collateral securing the Credit Facility and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either (x) the Company, (y) a Restricted Subsidiary of the Company or (z) the lenders or collateral agent under any Credit Facility if such sale or transfer is in connection with a foreclosure on the collateral securing the Credit Facility, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock being held by a Person other than (x) the Company, (y) a Restricted Subsidiary of the Company or (z) the lenders or collateral agent under any Credit Facility if such issuance or transfer is in connection with a foreclosure on the collateral securing the Credit Facility; and

(b)	any sale or other transfer of any such Disqualified Stock to a Person that is not either (x) the Company, (y) a Restricted Subsidiary of the Company or (z) the lenders or collateral agent under any Credit Facility if such sale or transfer is in connection with a foreclosure on the collateral securing the Credit Facility;

will be deemed, in each case, to constitute an issuance of such Disqualified Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9)	the guarantee by (a) the Company or any of the Guarantors of Indebtedness of the Company or a Guarantor or (b) any Restricted Subsidiary of the Company that is not a Guarantor of any Indebtedness of the Company or a Restricted Subsidiary of the Company, in each case that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business and other Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(11)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(12)	the incurrence by a Receivables Subsidiary of Indebtedness in a Qualified Receivables Transaction that is without recourse to the Company or to any Restricted Subsidiary of the Company or their assets (other than such Receivables Subsidiary and its assets and, as to the Company or any Restricted Subsidiary of the Company, other than pursuant to representations, warranties, covenants and indemnities customary for such transactions) and is not guaranteed by any such Person;

(13)	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, and the issuance by the Company or any of its Restricted Subsidiaries of Disqualified Stock, in an aggregate amount (or accreted value or liquidation preference, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $50.0 million (which amount may, but need not, be incurred in whole or in part under the Credit Agreement) plus up to an additional amount as contemplated by, and to the extent not incurred under, clause (4) above;

(14)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case,

incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the indenture, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(15)	pledges, deposits or payments made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations, or arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers of obligations, other than Indebtedness, made in the ordinary course of business;

(16)	Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (x) the financing of insurance premiums in the ordinary course of business or (y) take-or-pay obligations contained in supply arrangements entered into in the ordinary course of business;

(17)	Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to any Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit; provided such letter of credit was permitted to be issued under clause (1) above; and

(18)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness, the net proceeds of which are used to defease the notes as provided below under the caption “—Legal Defeasance and Covenant Defeasance.”

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Disqualified Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

The Company will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured:

(1)	in the event that such Liens secure Indebtedness that is subordinate or junior in right of payment to the notes or any Note Guarantee, by a Lien that is expressly made prior and senior in priority to the Lien securing such other Indebtedness; or

(2)	in all other cases, on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to pay dividends or make any other distributions on Capital Stock);

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries (it being understood that any requirement for the subordination of loans or advances made to the Company or any Guarantor to other Indebtedness Incurred by the Company or such Guarantor shall not be deemed a restriction on the ability to make loans or advances); or

(3)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture;

(2)	the indenture, the notes and the Note Guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or such Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of all the Capital Stock of, or all or substantially all of the assets of, a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(9)	provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(10)	restrictions on cash or other deposits or net worth under contracts entered into in the ordinary course of business;

(11)	Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Subsidiary;

(12)	Indebtedness incurred by Restricted Subsidiaries of the Company that are not Guarantors pursuant to the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided, however, that the Board of Directors of the Company determines in good faith at the time such dividend or other payment restrictions are created that they do not materially adversely affect the Company’s ability to fulfill its Obligations under the notes;

(13)	Indebtedness incurred pursuant to clause (13) of the second paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided, however, that the Board of Directors of the Company determines in good faith at the time such dividend or other payment restrictions are created that they do not materially adversely affect the Company’s ability to fulfill its Obligations under the notes; and

(14)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) of the preceding paragraph imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) of this paragraph; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the senior management or Board of Directors of the Company, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in those contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1)

either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if the Person is a partnership or limited liability company, a corporation wholly owned by such Person organized or existing under the laws of the U.S., any state of the U.S. or the District of Columbia that does not and will not have any material assets or operations becomes a co-issuer of the notes pursuant to a supplemental indenture substantially in the form set forth in the indenture;

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction;

(2)	any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Wholly-Owned Restricted Subsidiaries that are Domestic Subsidiaries and Guarantors; or

(3)	any consolidation or merger between or among the Company and any of its Wholly-Owned Restricted Subsidiaries that are Domestic Subsidiaries and Guarantors.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would reasonably have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	the Company delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an officers’ certificate attaching a resolution of the Board of Directors of the Company stating that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by the Board of Directors of the Company; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment or other compensation arrangement or agreement, employee benefit plan, stock option plan, stock ownership plan or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments, awards and grants pursuant thereto;

(2)	transactions between or among the Company and any of its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors’ fees to Persons who are not otherwise Affiliates of the Company and the payment of customary indemnification to directors, officers, employees and consultants of the Company, any Restricted Subsidiary of the Company or any direct or indirect parent of the Company;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company or any contribution to the capital of the Company by Affiliates of the Company;

(6)	Permitted Investments and Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments;”

(7)	payment of fees pursuant to the Management Agreement as in effect on the date of the indenture or pursuant to any amendment, restatement or replacement thereof to the extent that such amendment, restatement or replacement does not provide for any fees or other payments in excess of those set forth in the Management Agreement as in effect on the date of the indenture;

(8)	loans or advances to officers, directors, employees or consultants that are approved by the Company’s Board of Directors in good faith;

(9)	any agreement as in effect and entered into as of the date of the indenture or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the date of the indenture;

(10)	the payment of all fees and expenses related to the Transactions;

(11)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture that are on terms no less favorable than those that would reasonably have been obtained in a comparable transaction at such time with an unrelated party or that are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors of the Company or the senior management of the Company;

(12)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an independent financial advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph; and

(13)	any tax sharing agreement or arrangement and payments pursuant thereto among the Company and its Subsidiaries and any other Person with which the Company or its Subsidiaries is required or permitted to file a consolidated tax return or with which the Company or any of its Restricted Subsidiaries is or could be part of a consolidated group for tax purposes in amounts not otherwise prohibited by the indenture.

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture (each, a “New Domestic Restricted Subsidiary”) that, after giving pro forma effect to the acquisition or organization of such New Domestic Restricted Subsidiary or Subsidiaries (if applicable), together with each other New Domestic Restricted Subsidiary, has consolidated assets or Consolidated Cash Flow which exceeds 5 percent of the total consolidated assets, as of the end of the most recently completed fiscal quarter for which financial statements are available, or total Consolidated Cash Flow, for the most recent preceding four fiscal quarters for which financial statements are available, of the Company and its Restricted Subsidiaries, the Company will cause each New Domestic Restricted Subsidiary to execute a supplemental indenture and a Note Guarantee and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created. Thereafter, such New Domestic Restricted Subsidiary will be a Guarantor for all purposes of the indenture.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances of Guarantees of Indebtedness

The Company will not permit any of its Domestic Subsidiaries that are not already Guarantors, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company unless such Domestic Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Domestic Subsidiary, which Guarantee will be senior to or pari passu with such Domestic Subsidiary’s Guarantee of or pledge to secure such other Indebtedness.

REPORTS

Whether or not required by the SEC’s rules and regulations, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports (it being expressly understood that the first of such quarterly reports to be furnished to the holders of the notes shall be a report for the quarter ended November 23, 2003 which will be required to be furnished on or prior to the 45th day following the date of the indenture); and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Subsidiary, either individually or taken together with all other Unrestricted Subsidiaries, constitutes a Significant Subsidiary, then the quarterly and annual financial information required by the first paragraph of this covenant will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors will agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that (1) the rules and regulations of the SEC permit the Company and any direct or indirect parent company of the Company to report at such parent entity’s level on a consolidated basis and (2) such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly of the Capital Stock of the Company and its Affiliates, the information and reports required by this covenant may be those of such parent company on a consolidated basis.

EVENTS OF DEFAULT AND REMEDIES

Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on the notes, including the failure to make a payment to purchase notes called for redemption pursuant to the provisions described above under “—Optional Redemption” or to purchase notes pursuant to a Change of Control Offer or an Asset Sale Offer;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with any of the other agreements in the indenture for 45 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class;

(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(5)	failure by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million (net of any amounts that are covered by enforceable insurance policies issued by solvent carriers), which judgments are not paid, discharged or stayed for a period of 60 days after such judgments become final and nonappealable; and

(6)	except as permitted by the indenture, any Note Guarantee made by a Guarantor that is a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any such Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(7)	certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to any Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or (2) five business days after receipt by the Company of written notice of such acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or Liquidated Damages, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of the Company, any Guarantor or any of their Affiliates, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or material instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)	the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture or the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the notes or the Note Guarantees to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the notes or the Note Guarantees;

(7)	to provide for the issuance of additional notes, in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes.

SATISFACTION AND DISCHARGE

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

CONCERNING THE TRUSTEE

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee reasonable security and indemnity against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

Except as set forth below, the exchange notes will initially be issued in the form of one or more fully registered notes in global form without coupons. Each global note shall be deposited with the trustee, as custodian for, and registered in the name of DTC or a nominee thereof. The old notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the global note may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

We expect that pursuant to procedures established by DTC:

•	upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through:

•	records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC “participants” and

•	the records of participants with respect to interests of persons other than participants.

So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the global notes, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture. Consequently, the ability to transfer notes or to pledge notes as collateral will be limited to such extent.

Notes that are issued as described below under “—Certified Notes,” will be issued in registered definitive form without coupons (each, a “Certificated Note”). Upon the transfer of Certificated Notes, such certificated notes may, unless the global note has previously been exchanged for certificated notes, be exchanged for an interest in the global note representing the principal amount of notes being transferred.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated notes, which it will distribute to its participants.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the laws of the State of New York,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic bookentry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If (1) we notify the Trustee in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of exchange notes in definitive form under the indenture, then, upon surrender by DTC of its global note, certificated securities will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by the global note. In addition, any person having a beneficial interest in a global note or any holder of old notes whose old notes have been accepted for exchange may, upon request to the Trustee or the Exchange Agent, as the case may be, exchange such beneficial interest or old notes for Certificated Notes.

Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

Neither we nor the Trustee shall be liable for any delay by DTC or any particular or indirect participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

On December 16, 2003, the Company, the Guarantors and the initial purchasers of the old notes entered into the registration rights agreement. Pursuant to the registration rights agreement, the Company and the Guarantors agreed to file with the SEC a registration statement of which this prospectus forms a part. As soon as practicable after the effectiveness of such registration statement, the Company and the Guarantors will offer to the holders of old notes pursuant to this exchange offer who are able to make certain representations, the opportunity to exchange their old notes for exchange notes.

If:

(1)	the Company and the Guarantors are not permitted to consummate this exchange offer because this exchange offer is not permitted by applicable law or SEC policy; or

(2)	any holder of old notes notifies the Company prior to the 20th business day following consummation of this exchange offer that:

(a)	it is prohibited by law or SEC policy from participating in this exchange offer; or

(b)	it may not resell the exchange notes acquired by it in this exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales; or

(c)	it is a broker-dealer and owns notes acquired directly from the Company or an affiliate of the Company,

the Company and the Guarantors will file with the SEC a shelf registration statement to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

For purposes of the preceding, old notes means each note until the earliest to occur of:

(1)	the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in this exchange offer;

(2)	following the exchange by a broker-dealer in this exchange offer of an old note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this prospectus;

(3)	the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

(4)	the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The registration rights agreement provides that:

(1)	the Company and the Guarantors will use all commercially reasonable efforts to have the registration statement of which the prospectus forms a part declared effective by the SEC on or prior to July 13, 2004;

(2)	unless this exchange offer is not permitted by applicable law or SEC policy, the Company and the Guarantors will

(a)	commence this exchange offer; and

(b)

use all commercially reasonable efforts to issue on or prior to 45 days, or longer, if required by the federal securities laws, after the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in this exchange offer; and

(3)	if obligated to file the shelf registration statement, the Company and the Guarantors will use all commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC on or prior to the later of July 13, 2004 and 90 days after such obligation arises.

If:

(1)	the registration statement of which this prospectus forms a part or any shelf registration statement required to be filed by the registration rights agreement is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”); or

(2)	the Company and the Guarantors fail to consummate this exchange offer within 255 days of the original issuance of the old notes; or

(3)	the shelf registration statement or the registration statement of which this prospectus forms a part is declared effective but thereafter ceases to be effective or usable in connection with resales of the old notes during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (3) above, a “Registration Default”), then the Company and the Guarantors will pay Liquidated Damages to each holder of notes, in an amount equal to 0.25% per annum on the outstanding principal amount of the notes with respect to the first 90-day period immediately following the occurrence of the first Registration Default.

The amount of the Liquidated Damages will increase by an additional 0.25% per annum on the outstanding principal amount of the notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of 1.0% per annum on the outstanding principal amount of the notes.

All accrued Liquidated Damages will be paid by the Company and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

Holders of old notes are required to make certain representations to the Company (as described in the registration rights agreement) in order to participate in this exchange offer and will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring old notes, a holder will be deemed to have agreed to indemnify the Company and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from the Company.

CERTAIN DEFINITIONS

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part, for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged or consolidated with or into or became a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition Documents” means the Stock Purchase Agreement, Apollo Registration Rights Agreement, Buyer Transition Services Agreement, Seller Transition Services Agreement, Preferred Letter, Canadian Operations Assignment and Assumption Agreement, Merger Agreement, Retention Agreements, Deferred Compensation Plan, Stock Option Plan, Investor Rights Agreement, Rabbi Trust Agreement and Lease Assignments.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings. For purposes of the indenture, ConAgra Foods, Inc. and its Affiliates will not be deemed to be an Affiliate of the Company or any of its Subsidiaries so long as they beneficially own securities representing less than 35% of the voting power of the Company or Holdings; provided that Apollo and its Affiliates beneficially own securities representing a greater percentage of the voting power of the Company or Holdings than ConAgra Foods, Inc. and its Affiliates.

“Apollo” means Apollo Management V, L.P.

“Apollo Registration Rights Agreement” means the Registration Rights Agreement among UAP Holding Corp. and the affiliates of Apollo identified on the signature page thereto.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at December 15, 2007, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the note through December 15, 2007 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

“Asset Sale” means:

(1)

the sale, lease (other than operating leases entered into in the ordinary course of business), conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance or sale of Equity Interests in any of the Company’s Restricted Subsidiaries (other than directors’ qualifying shares).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $3.0 million;

(2)	a transfer of Capital Stock or other assets or rights between or among the Company and its Wholly-Owned Restricted Subsidiaries,

(3)	an issuance of Capital Stock by a Restricted Subsidiary of the Company to the Company or to a Wholly-Owned Restricted Subsidiary of the Company;

(4)	the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(7)	the sale or transfer of accounts receivable pursuant to a Qualified Receivables Transaction;

(8)	sales or grants of licenses to use the Company’s or any Restricted Subsidiary’s patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology;

(9)	sales of assets received by the Company or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(10)	Capacity Arrangements;

(11)	sales or exchanges of equipment in connection with the purchase or other acquisition of other equipment, in each case used or useful in a Permitted Business; and

(12)	the disposition of any Capital Stock or other ownership interest in or assets or rights of an Unrestricted Subsidiary.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1)	85% of the face amount of all accounts receivable owned by the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 60 days past due; plus

(2)	55% of the book value of all inventory, net of reserves in accordance with past practice, owned by the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date;

provided, however, that any accounts receivable owned by a Receivables Subsidiary, or which the Company or any of its Subsidiaries has agreed to transfer to a Receivables Subsidiary, shall be excluded for purposes of determining such amount.

“Buyer Transition Services Agreement” means the Transition Services Agreement dated as of November 24, 2003 among ConAgra Foods, Inc., UAP Holding Corp. and each of the other companies listed on the signature pages thereto.

“Canadian Operations Assignment and Assumption Agreement” means the UAP Canada Asset Purchase Agreement dated as of November 18, 2003 between ConAgra Limited and United Agri Products Canada Inc.

“Capacity Arrangements” means any agreement or arrangement involving, relating to or otherwise facilitating, (1) requirement contracts, (2) tolling arrangements or (3) the reservation or presale of production capacity of the Company or its Restricted Subsidiaries by one or more third parties.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars, Canadian dollars, or in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof (provided that the full faith and credit of the respective country is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any United States or Canadian commercial bank having capital and surplus in excess of $250.0 million;

(4)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or if Moody’s and S&P cease to exist, any other nationally recognized statistical rating organization designated by the Board of Directors of the Company, and in each case maturing within one year after the date of acquisition;

(6)	marketable direct obligations issued by any State of the United States of America or any political subdivision of any such State or any public instrumentality maturing within one year from the date of acquisition and, at the time of acquisition, having one of the two highest ratings obtainable from either Moody’s or S&P, or if Moody’s and S&P cease to exist, any other nationally recognized statistical rating organization designated by the Board of Directors of the Company;

(7)	Indebtedness issued by other Persons (other than Apollo or any of its Affiliates) maturing within one year from the date of acquisition and, at the time of acquisition, having one of the two highest ratings obtainable from either Moody’s or S&P, or if Moody’s and S&P cease to exist, any other nationally recognized statistical rating organization designated by the Board of Directors of the Company;

(8)	money market funds, substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition; and

(9)	overnight deposits and demand deposit accounts (in the respective local currencies) maintained in the ordinary course of business.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder or a Permitted Group;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than a Permitted Holder or a Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company or Holdings, measured by voting power rather than number of shares;

(4)	after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which any “person” (as defined above) other than a Permitted Holder or Permitted Group, together with any Affiliates or Related Persons of such person, shall succeed in having a sufficient number of its nominees elected to the Board of Directors of the Company or Holdings such that such nominees, when added to any existing director remaining on the Board of Directors of the Company or Holdings after such election who was a nominee of, or is an Affiliate or Related Person of, such person, will constitute a majority of the Board of Directors of the Company or Holdings; or

(5)	the first day on which Holdings ceases to own a majority of the outstanding Capital Stock of the Company.

“Change of Control Offer” has the meaning assigned to it in the indenture governing the notes.

“Common Stock” means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such Person’s common stock, whether outstanding on the date of the indenture or issued after the date of the indenture, including all series and classes of such common stock.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than (a) the accrual of revenue in the ordinary course of business and (b) reversals of prior accruals and reserves for cash items previously excluded from Consolidated Cash Flow pursuant to clause (4) of this definition;

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (if positive) of any Person that is not a Restricted Subsidiary of the specified Person or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary of the Person;

(2)

(a) the Net Income (but not loss) of any Restricted Subsidiary of the specified Person that is not a Guarantor and (b) solely for purposes of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph of “—Certain Covenants—Restricted Payments,” the Net Income (but not loss) of any Restricted Subsidiary of the specified Person that is a Guarantor will, in each case, be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the declaration or payment of dividends or similar distributions have been legally waived;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 shall be excluded;

(5)	any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded; and

(6)	accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded.

“Credit Agreement” means that certain Credit Agreement, dated as of November 24, 2003 by and among the Company, United Agri Products Canada Inc., the other persons party thereto that are designated as Credit Parties, General Electric Capital Corporation, as Agent, L/C Issuer and a Lender, GE Canada Finance, Inc., as Canadian Agent, the other financial institutions party thereto as Lenders, GECC Capital Markets Group, Inc., as Co-Lead Arranger, and UBS Securities LLC, as Co-Lead Arranger, providing for up to $500.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deferred Compensation Plan” means the UAP Holding Corp. 2003 Deferred Compensation Plan.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date on which the notes mature; provided that any class of Capital Stock of a Person that by its terms requires such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Capital Stock shall not be deemed Disqualified Capital Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale of Capital Stock other than Disqualified Stock (other than on Form S-8) of the Company or Holdings or any other direct or indirect parent of the Company; provided that with respect to any Equity Offering by Holdings or any such other direct or indirect parent of the Company, such person contributes the net cash proceeds from such Equity Offering to the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Excluded Contribution” means Net Cash Proceeds received by the Company from (a) contributions to its common equity capital and (b) the sale of Capital Stock of the Company (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an officers’ certificate executed on the date such capital contributions are made or the date such Capital Stock (other than Disqualified Stock) is sold, as the case may be, which are excluded from the calculation set forth in clause (3)(b) of the first paragraph of the covenant described above under the caption “Certain Covenants—Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture) whose resolution with respect thereto will be delivered to the trustee.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (including any pro forma expense and cost reductions, adjustments and other operating improvements or synergies both achieved by such Person during such period as a result of the acquisition and to be achieved by such Person as a result of the acquisition, all as determined in good faith by a responsible financial or accounting officer) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness); and

(7)	if such four-quarter reference period includes any fiscal quarter of such Person ending prior to August 25, 2003, Consolidated Cash Flow will (a) be increased by (x) the amount of bad debt expense, before collections of customer accounts previously written-off as bad debts, that exceeded 1% of net sales of such Person and its Restricted Subsidiaries during the portion of such four-quarter reference period ended prior to August 25, 2003 and (y) the amount of physical inventory adjustments of such Person and its Restricted Subsidiaries during the portion of such four-quarter reference period ended prior to August 25, 2003 that exceeded 0.5% of the cost of goods sold for fertilizer products and (b) be decreased by the amount of collections from customer accounts previously written-off as bad debts by such Person and its Restricted Subsidiaries during the portion of such four-quarter reference period ended prior to August 25, 2003.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding the amortization or write-off of deferred financing fees in connection with the Transactions); plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	to the extent not included in clause (1) above, the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States, which are in effect on the date of the indenture.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means:

(1)	each Domestic Subsidiary of the Company on the date of the indenture; and

(2)	any other Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture; and

(3)	their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Holdings” means UAP Holding Corp., a Delaware corporation.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes, to the extent not otherwise included (a) the Guarantee by the specified Person of any Indebtedness of any other Person and (b) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); provided that the amount of such Indebtedness will be the lesser of (x) the Fair Market Value of such asset at such date of determination and (y) the amount of such Indebtedness of such other Person. Notwithstanding the foregoing, however, Indebtedness shall not include (i) any obligations under the Acquisition Documents to pay Rebates or estimated or final purchase price adjustments to ConAgra Foods, Inc. or any of its Affiliates, (ii) advances to the Company or any of its Restricted Subsidiaries by its customers in the ordinary course of business or (iii) competitive allowances given by the Company or any of its Restricted Subsidiaries to their customers in the ordinary course of business.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Investor Rights Agreement” means the Investor Rights Agreement among UAP Holding Corp. and the holders that are parties thereto.

“Lease Assignments” means the Lease Assumption Agreement dated as of November 23, 2003 between ConAgra Limited and the Company, the Lease Assumption Agreement dated as of November 23, 2003 between ConAgra Foods, Inc. and the Company and the Assignment of Vehicle Lease Agreement  —Assumption of Performance by Assignee dated as of November 23, 2003 between ConAgra Foods, Inc. and the Company.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any agreement to sell or give a security interest and, except in connection with any Qualified Receivables Transaction, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall any operating lease, option or other agreement to sell be deemed to constitute a Lien.

“Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

“Management Agreement” means the Management Consulting Agreement dated as of November 21, 2003 between the Company (as successor to UAP Acquisition Corp.) and Apollo.

“Merger Agreement” means the Agreement and Plan of Merger dated as of November 24, 2003 between the Company and UAP Acquisition Corp.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss and any nonrecurring gains, losses, income or expenses (including, without limitation, expenses related to the Transactions and any severance and transition expenses incurred as a direct result of the transition of the Company to an independent operating company in connection with the Transactions), in each case together with any related provision for taxes on such items; provided that with respect to any such nonrecurring loss or expense, the Company delivers to the trustee an officers’ certificate specifying and quantifying such item.

“Net Proceeds” means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets), net of the direct costs relating to such Asset Sale and the sale or disposition of such non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	as to which the lenders have recourse to any of the assets of the Company or any of its Restricted Subsidiaries; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Business” means the business of the Company and its Subsidiaries as existing on the date of the indenture and any other businesses that are the same, similar or reasonably related, ancillary or complementary thereto and reasonable extensions thereof.

“Permitted Group” means any group of investors that is deemed to be a “Person” (as that term is used in Section 13(d)(3) of the Exchange Act) at any time prior to the Company’s or its direct or indirect parent’s initial public offering of common stock; provided that no single Person (other than the Permitted Holder) Beneficially Owns (together with its Affiliates) more of the Voting Stock of the Company that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by Permitted Holders in the aggregate.

“Permitted Holder” means (1) Apollo, (2) each investment fund managed, operated or controlled by, or affiliated with, Apollo and (3) any Related Party of Apollo.

“Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company; provided that:

(a)	if such Investment is in a Restricted Subsidiary of the Company that is not a Guarantor, such Restricted Subsidiary is not restricted from paying dividends or any other distributions on its Capital Stock other than as permitted by the covenant described above under the caption “—Certain Covenants—Dividend And Other Payment Restrictions Affecting Subsidiaries;” and

(b)	if such Investment is in a Restricted Subsidiary of the Company and consists of Indebtedness, such Indebtedness is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the notes and the indenture.

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person (including payments to the holders of Equity Interests in such Person), if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company; provided that in the case of any such Restricted Subsidiary of the Company that is not, or does not become in connection with such Investment, a Guarantor, such Restricted Subsidiary is not restricted from paying dividends or any other distributions on its Capital Stock other than as permitted by the covenant described above under the caption “—Certain Covenants—Dividend And Other Payment Restrictions Affecting Subsidiaries;” or

(b)	such Person is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; provided that in the case of any such Restricted Subsidiary of the Company that is not a Guarantor, such Restricted Subsidiary is not restricted from paying dividends or any other distributions on its Capital Stock other than as permitted by the covenant described above under the caption “—Certain Covenants—Dividend And Other Payment Restrictions Affecting Subsidiaries;”

(4)	any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or (b) a transaction that would be an Asset Sale if not for the threshold set forth in clause (1) of the second paragraph of the definition of Asset Sale;

(5)	Investments acquired in exchange for, or out of the net cash proceeds of an offering within 30 days of, Capital Stock (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (5) will be excluded from clause (3) (b) of the first paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(6)	any Investments received in compromise or resolution of (a) obligations of trade creditors, suppliers or customers that were incurred in the ordinary course of business of the Company or any of its

Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor, supplier or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees and officers of the Company and its Restricted Subsidiaries made (a) in the ordinary course of business in an aggregate principal amount not to exceed $5.0 million at any one time outstanding or (b) to fund purchases of Capital Stock of the Company or Holdings under any stock option plan, stock ownership plan or other similar employment arrangements so long as no cash is actually advanced by the Company or any of its Restricted Subsidiaries to such employees and officers to fund such purchases;

(9)	repurchases of the notes;

(10)	Investments existing on the date of the indenture;

(11)	Guarantees of Indebtedness to the extent permitted pursuant to the covenants described above under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Limitation on Issuances of Guarantees of Indebtedness;”

(12)	the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Company or a Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that such other Investment is in the form of a note or other instrument that the Receivables Subsidiary or other Person is required to repay as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of the Company entered into as part of a Qualified Receivables Transaction;

(13)	Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person merges or consolidates with the Company or any of its Restricted Subsidiaries, in either case in compliance with the indenture; provided that such Investments were not made in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation; and

(14)	other Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding not to exceed $45.0 million; provided that if an Investment pursuant to this clause (14) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of the Investment and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above, and shall cease to have been made pursuant to this clause (14).

“Permitted Liens” means:

(1)	Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that was incurred pursuant to either clause (1), clause (13) of the definition of Permitted Debt and/or securing Hedging Obligations related thereto;

(2)	Liens in favor of the Company, any Guarantor or any Wholly-Owned Subsidiary;

(3)	Lien securing Indebtedness of a Restricted Subsidiary of the Company that is not a Guarantor; provided such Indebtedness was permitted to be incurred by the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(4)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(5)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, and not incurred in contemplation of, such acquisition;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the date of the indenture;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the notes (or the Note Guarantees);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount, of the Permitted Referencing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course or business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(14)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or similar credit transactions issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

(15)	judgment Liens not giving rise to an Event of Default;

(16)	Liens on assets of the Company or a Receivables Subsidiary incurred in connection with a Qualified Receivables Transaction;

(17)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(18)	Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under this Indenture;

(19)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(20)	leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

(21)	Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(22)	Liens existing on the date of the indenture;

(23)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(24)	Liens securing insurance premium financing arrangements, provided that such Lien is limited to the applicable insurance contracts;

(25)	Liens securing reimbursement obligations with respect to commercial letters of credit that encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(26)	Liens securing Indebtedness incurred under clause (18) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that such Liens do not extend to or cover any of the cash or Cash Equivalents that have been deposited with the trustee pursuant to “Legal Defeasance and Covenant Defeasance;” and

(27)	Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $10.0 million at any one time outstanding.

“Permitted Payments to Holdings” means, without duplication as to amounts:

(1)	payments of dividends or other distributions or amounts by the Company to Holdings in amounts required for Holdings or any of its direct or indirect parents to pay franchise taxes and other fees required to maintain its existence and provide for all other operating costs of Holdings or any of its direct and indirect parents, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and other costs and expenses, including all costs and expenses with respect to filings with the SEC; and

(2)

for so long as the Company files a consolidated, combined, affiliated or unitary tax return with Holdings, payments of dividends or other distributions or amounts by the Company to Holdings in amounts required to pay the tax obligations of the Company and its Subsidiaries and the tax obligations of Holdings or any of its direct or indirect parents attributable to the Company and its Subsidiaries; provided that the amount of dividends paid pursuant to this clause (2) to enable Holdings or any of its direct or indirect parents to pay Federal, state or local income taxes at any time shall not exceed the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers or carrybacks of tax attributes (such as net operating loses) of the Company and such Subsidiaries from prior years; provided further that any refunds received by Holdings or any of its direct or indirect parents attributable to the Company and its Subsidiaries shall be promptly returned by Holdings or any of its direct or indirect parents to the Company.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Letter” means the letter agreement between ConAgra Foods, Inc. and UAP Holding Corp. regarding the issuance of additional shares of UAP Holding Corp.’s Series A preferred stock.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Rabbi Trust Agreement” means the Trust Agreement for the UAP Holding Corp. 2003 Deferred Compensation Plan.

“Rebates” means rebates, incentives, loyalty and other bonuses, freight or other similar refunds, rebillings, performance or award payments, marketing payments, warehousing and interest payments, program payments, products finished on a discounted or “no-charge” basis, and all other such payments and forms of compensation, and the proceeds thereof, that are now or may hereafter be payable by vendors to the Company or any of its Subsidiaries as a result of product sales (whether wholesale, retail or otherwise), service or other performance criteria.

“Receivables Subsidiary” means a Wholly-Owned Restricted Subsidiary of the Company which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates the Company or any Restricted Subsidiary of the Company in any way other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset of the Company or any Restricted Subsidiary of the Company (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, (b) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable and (c) with which neither the Company nor any Restricted Subsidiary of the Company has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Related Party” of a specified Person means:

(1)	any controlling stockholder, more than 50%-owned Subsidiary, or immediate family member (in the case of an individual) of such Person; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding a more than 50% interest of which consist of such Person and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Retention Agreements” means the Retention Agreements dated as of November 18, 2003 between UAP Holding Corp. and the employees signatory thereto.

“S&P” means Standard & Poor’s Ratings Services.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

“Seller Transition Services Agreement” means the Seller Transition Services Agreement dated as of November 24, 2003 among ConAgra Foods, Inc., UAP Holding Corp., the Company and each of the other companies listed on the signature pages thereto.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock Option Plan” means the UAP Holding Corp. 2003 Stock Option Plan and all stock option agreements entered into in connection therewith.

“Stock Purchase Agreement” means the Stock Purchase Agreement by and among the Holdings, ConAgra Foods, Inc. and the Company, dated as of October 29, 2003, as amended.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Transactions” means the transactions contemplated by the Stock Purchase Agreement, the related borrowings under the Credit Agreement and the issuance of the notes.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2007; provided, however, that if the period from the redemption date to December 15, 2007 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate will be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to December 15, 2007, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)

is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of the material U.S. Federal income tax consequences of the exchange of old notes for exchange notes pursuant to this exchange offer, but does not address any other tax consequences to holders of old notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, and published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

Except as expressly stated otherwise, this summary applies only to U.S. holders that exchange old notes for exchange notes in this exchange offer and who hold the old notes as capital assets. It does not address the tax consequences to taxpayers who are subject to special rules (such as financial institutions, tax-exempt organizations and insurance companies). A “U.S. holder” means a beneficial owner of a note that is, for U.S. Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if:

•	a court within the United States is able to exercise primary supervision over the administration of the trust and

•	one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

Persons considering the exchange of old notes for exchange notes should consult their own tax advisors concerning the U.S. Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of an Old Note for an Exchange Note Pursuant to this Exchange Offer

The exchange by any holder of an old note for an exchange note should not constitute a taxable exchange for U.S. Federal income tax purposes. In such case, no gain or loss will be recognized by holders that exchange old notes for exchange notes pursuant to this exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in an exchange note will be the same as such holder’s tax basis in the old note exchanged therefor. Holders will be considered to have held the exchange notes from the time of their acquisition of the old notes.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes only where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which this exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which this exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to this exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The combined financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement of the ConAgra Agricultural Products Business as of February 23, 2003 and February 24, 2002 and for each of the three years in the period ended February 23, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets in 2003) appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-4 to register with the Commission the exchange notes to be issued in exchange for the old notes and guarantees thereof. This prospectus is part of that registration statement. As allowed by the Commission’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in the prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

You may read and copy any reports, statements and other information we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, including the registration statement referred to above. You may request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call 1-800-SEC-0330 for further information on the Public Reference Room. Our filings, including reports, proxy and information statements, and other information, as applicable, will also be available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov. Certain information about our company may also be obtained from our website at http://www.uap.com.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Combined Financial Statements:
Condensed Combined Balance Sheets at August 24, 2003 and February 23, 2003	F-2
Condensed Combined Statements of Earnings for the twenty-six weeks ended August 24, 2003 and August 25, 2002	F-3
Condensed Combined Statements of Cash Flows for the twenty-six weeks ended August 24, 2003 and August 25, 2002	F-4
Notes to Condensed Combined Financial Statements	F-5
Audited Combined Financial Statements:
Independent Auditors’ Report	F-15
Combined Balance Sheets at February 23, 2003 and February 24, 2002	F-16
Combined Statements of Earnings for the fiscal years ended February 23, 2003, February 24, 2002 and February 25, 2001	F-17
Combined Statements of Stockholder’s Net Investment and Advances for the fiscal years ended February 23, 2003, February 24, 2002 and February 25, 2001	F-18
Combined Statements of Cash Flows for the fiscal years ended February 23, 2003, February 24, 2002 and February 25, 2001	F-19
Notes to Combined Financial Statements	F-20

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

CONDENSED COMBINED BALANCE SHEETS

dollars in thousands

unaudited

	August 24, 2003	February 23, 2003
ASSETS
Current assets:
Cash and cash equivalents	$—	$28,559
Receivables, less allowance for doubtful accounts of $44,028 and $34,694	670,428	216,062
Inventories	452,648	768,141
Deferred income taxes	21,912	21,912
Other current assets	17,221	184,488

Total current assets	1,162,209	1,219,162

Property, plant and equipment	236,276	251,449
Less accumulated depreciation	(134,140)	(140,311)

Property, plant and equipment, net	102,136	111,138

Goodwill	5,011	4,818
Intangible assets, net	5,714	6,025
Deferred income taxes	2,323	2,323
Other assets	6,419	8,559

	$1,283,812	$1,352,025

LIABILITIES AND STOCKHOLDER’S NET INVESTMENT AND ADVANCES
Current liabilities:
Short-term debt	$9	$9
Accounts payable	387,973	677,403
Other accrued liabilities	181,798	86,596

Total current liabilities	569,780	764,008

Other noncurrent liabilities	115	119

Commitments and contingencies
Stockholder’s net investment and advances	713,917	587,898

	$1,283,812	$1,352,025

The accompanying notes are an integral part of the condensed combined financial statements.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

CONDENSED COMBINED STATEMENTS OF EARNINGS

dollars in thousands

unaudited

	Twenty-Six Weeks Ended
	August 24, 2003	August 25, 2002
Net sales	$1,976,880	$2,075,809

Costs and expenses:
Cost of goods sold	1,709,247	1,820,301
Selling, general and administrative expenses	164,206	173,054
Third party interest expense	301	1,581
Corporate allocations:
Selling, general and administrative expenses	6,333	5,156
Finance charges	8,549	12,019

Income before income taxes	88,244	63,698

Income tax expense	33,489	24,623

Net income	$54,755	$39,075

The accompanying notes are an integral part of the condensed combined financial statements.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

dollars in thousands

unaudited

	Twenty-Six Weeks Ended
	August 24, 2003	August 25, 2002
Cash flows from operating activities:
Net income	$54,755	$39,075
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,231	8,465
Amortization	1,093	1,093
Other noncash items	(3,122)	(1,160)
Change in operating assets and liabilities	(189,437)	(649,936)

Net cash flows from operating activities	(129,480)	(602,463)

Cash flows from investing activities:
Additions to property, plant and equipment	(4,840)	(5,263)
Investment in affiliates	154	(67)
Other investing activity	(1,016)	(59)

Net cash flows from investing activities	(5,702)	(5,389)

Cash flows from financing activities:
Net borrowings of short-term debt	—	(4,446)
Bank overdraft	35,318	70,823
Net investments and advances	71,305	468,783

Net cash flows from financing activities	106,623	535,160

Net change in cash and cash equivalents	(28,559)	(72,692)

Cash and cash equivalents at beginning of period	28,559	72,692

Cash and cash equivalents at end of period	$—	$—

The accompanying notes are an integral part of the condensed combined financial statements.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

columnar dollar amounts in thousands

unaudited

1.    Accounting Policies

The unaudited financial information reflects all adjustments (consisting of normal and recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the results of operations, financial position, and cash flows for the periods presented. These condensed combined financial statements should be read in conjunction with the combined financial statements and related notes included in the ConAgra Agricultural Products Business (the “company”) fiscal 2003 financial statements included elsewhere in this prospectus. On May 26, 2003, ConAgra Foods, Inc. transferred its interest in the company’s fertilizer business to another subsidiary of ConAgra Foods, Inc.

The company’s business is seasonal with approximately 75% of net sales generated between March and August. The results of operations for any quarter or a partial fiscal year period are not necessarily indicative of the results to be expected for other periods or the full fiscal year.

Stock-Based Compensation – The company accounts for its employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no stock-based compensation expense is reflected in net income, as options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table provides required pro forma information regarding net income assuming the company recognized expense for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model. Pro forma net income is as follows:

	Twenty-Six Weeks Ended
	August 24, 2003	August 25, 2002
Net income, as reported	$54,755	$39,075

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(289)	(289)

Pro forma net income	$54,466	$38,786

Comprehensive Income – Comprehensive income consists of net income and foreign currency translation adjustments.

	Twenty-Six Weeks Ended
	August 24, 2003	August 25, 2002
Net income	$54,755	$39,075

Foreign currency translation adjustment	(41)	(51)

Comprehensive income	$54,714	$39,024

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

Accounting Changes – The company adopted SFAS No. 142, Goodwill and Other Intangible Assets, at the beginning of fiscal 2003. In accordance with SFAS No. 142, the company completed its initial impairment testing of goodwill and identifiable intangible assets with indefinite lives. The initial adoption of SFAS No. 142 did not have a material impact on the company’s financial statements.

Recently Issued Accounting Pronouncements – In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classification and measurement in the balance sheets for certain financial instruments which possess characteristics of both a liability and equity. Generally, it requires classification of such financial instruments as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments in existence prior to May 31, 2003, SFAS No. 150 is effective the beginning of the company’s fiscal 2005. The company does not believe the adoption of SFAS No. 150 will have an impact on the company’s financial statements.

In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance for revenue arrangements that involve the delivery or performance of multiple products or services where performance may occur at different points or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 (i.e., the company’s third quarter of fiscal 2004). The company does not expect the adoption of EITF Issue No. 00-21 to have a material impact on the company’s financial statements.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. The consensus requires a party to a service contract or similar arrangement to determine whether the arrangement is or includes a lease within the scope of SFAS No. 13, Accounting for Leases. EITF Issue No. 01-8 is not expected to have a material impact on the company’s financial statements.

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FIN No. 46, Consolidation of Variable Interest Entities. A variable interest entity (“VIE”) is an entity whose equity investors do not have a controlling financial interest or do not have sufficient equity at risk such that the entity cannot finance its own activities. FIN No. 46 provides that VIEs shall be consolidated by the entity deemed to be the primary beneficiary of the VIE. FIN No. 46 is effective for the company in the fourth quarter of fiscal 2004. The company is currently evaluating its relationship with unconsolidated entities (including all noncanelable leasing arrangements) which may meet the definition of a VIE. Based on its analysis to date, the company has not determined the impact, if any, from the adoption of FIN No. 46.

Use of Estimates – Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue and expenses as reflected in the financial statements. Actual results could differ from estimates.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

2.    Goodwill and Other Identifiable Intangible Assets

The company adopted SFAS No. 142, at the beginning of fiscal 2003. Goodwill is not amortized and is tested annually for impairment of value. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset is written down to its fair value.

Goodwill was $5.0 million at August 24, 2003 and $4.8 million at February 23, 2003. Other identifiable intangible assets are as follows:

	August 24, 2003		February 23, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizing intangible assets	$447	$—	$27	$—
Amortizing intangible assets	11,647	6,380	11,547	5,549

Total	$12,094	$6,380	$11,574	$5,549

Non-amortizing intangible assets are comprised of a company brand. Amortizing intangible assets, carrying a weighted average life of approximately 6 years, are principally comprised of a product development agreement. For the twenty six week periods ended August 24, 2003 and August 25, 2002, the company recognized $1.1 million of amortization expense. Based on amortizing assets recognized in the company’s balance sheet as of August 24, 2003, amortization expense is estimated to approximate $2 million for each of the next three years.

3.    Inventories

Inventories are comprised of the following:

	August 24, 2003	February 23, 2003
Product inventories:
Raw materials and work in process	$8,981	$33,858
Finished goods	440,032	731,203
Supplies	3,635	3,080

	$452,648	$768,141

4.    Related Party Transactions

ConAgra Food’s executive, finance, tax and other corporate departments perform certain administrative and other services for the company. Expenses incurred by ConAgra Foods and allocated to the company are determined based on specific services being provided or are allocated based on ConAgra Food’s investment in the company in proportion to ConAgra Food’s total investment in its subsidiaries. In addition, ConAgra Foods charges the company finance charges on ConAgra Food’s investment in the company and net intercompany advances. Management believes that such expense allocations are reasonable. It is not practical to estimate the expenses that would have been incurred by the company if it had been operated on a stand-alone basis. Corporate allocations include allocated selling, administrative and general expenses of approximately $6.3 million and

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

$5.2 million for the twenty-six week periods ended August 24, 2003 and August 25, 2002, respectively, and allocated finance charges of $8.5 million and $12.0 million for the twenty-six week periods ended August 24, 2003 and August 25, 2002, respectively.

The company also has transactions in the normal course of business with parties under common ownership. Net sales to related parties were $3.1 million and $19.6 million for the twenty-six week periods ended August 24, 2003 and August 25, 2002, respectively. Gross margins associated with related party net sales were $1.1 million and $.9 million for the twenty-six week periods ended August 24, 2003 and August 25, 2002, respectively.

5.    Business Segment and Related Information

The company operates in one segment. Net sales and long-lived assets by geographical area are as follows:

	Twenty-Six Weeks Ended
	August 24 2003	August 25, 2002
Net sales:
United States	$1,889,144	$1,969,267
Canada	87,736	106,542

Total	$1,976,880	$2,075,809

	August 24 2003	February 23, 2003
Long-lived assets:
United States	$112,859	$124,017
Canada	6,421	6,523

Total	$119,280	$130,540

No single customer accounted for more than 10% of net sales in the twenty-six week periods ended August 24, 2003 and August 25, 2002. Net sales by geographical area are based on the location of the facility producing the sales.

Long-lived assets consist of property, plant and equipment, net of depreciation, goodwill, intangibles and other assets. Long-lived assets by geographical area are based on location of facilities.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

6.    Guarantor / Non-guarantor Financial Information

On November 23, 2003, ConAgra Foods, Inc. and UAP Holding Corp., an affiliate of Apollo Management, L.P. (the “Purchaser”) signed a Stock Purchase Agreement whereby the Purchaser acquired the company (including its Canadian distribution business) excluding its wholesale fertilizer and other international crop distribution businesses (collectively, the “Businesses Not Acquired” or “Other Non-Guarantor”).

In connection with this transaction, the company entered into a five-year $500.0 million asset-backed revolving credit facility (the “Senior Credit Facility”). The interest rates with respect to revolving loans under the Senior Credit Facility are based, at the company’s option, on either the agent’s base rate plus an applicable margin of 1.50% or upon LIBOR plus an applicable LIBOR margin of 2.75%. In addition, the company entered into a $175.0 million unsecured senior bridge loan facility (“Bridge Facility”). The interest rate under the Bridge Facility is based, at the company’s option, on either (a) the greater of (i) the agent’s base rate, plus an applicable margin of 7.0% or (ii) 9.25% or (b) the greater of (i) the Eurodollar rate plus an applicable margin of 8.0% and (ii) 9.25%. In either case, the applicable margin increases by 0.5% if the Bridge Facility is not repaid within 90 days of funding, increasing an additional 0.5% at the end of each 90 day period thereafter that the Bridge Facility remains outstanding. The interest rate may not exceed the lesser of (i) 13% per year or (ii) the maximum amount permitted by law. The obligations under these facilities are guaranteed by UAP Holdings, the company’s parent, and each of its existing and future direct and indirect U.S. subsidiaries. In addition, in connection with the Transaction, the company received a contribution of $180.0 million in equity by the Purchaser. On December 16, 2003, the company completed a $225 million private offering of 8 1/4% Senior Notes due 2011. The proceeds were used to repay the Bridge Facility and accrued interest, to repay a portion of the senior credit facility and to pay fees and expenses. The Senior Notes are guaranteed by the company, excluding the Canadian distribution business and the Businesses Not Acquired, collectively the “Non-Guarantors.” The company, excluding the Non-Guarantors, is referred to as the “Guarantor.”

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

Condensed combining financial information for the guarantor and non-guarantors is as follows:

CONDENSED COMBINING BALANCE SHEET

August 24, 2003

	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$—	$—	$—	$—
Receivables, net	613,387	53,007	666,394	4,034	—	670,428
Inventories	416,576	35,122	451,698	950	—	452,648
Deferred income taxes	—	—	—	—	21,912	21,912
Other current assets	17,077	137	17,214	7	—	17,221

Total current assets	1,047,040	88,266	1,135,306	4,991	21,912	1,162,209

Property, plant and equipment	224,893	6,939	231,832	4,444	—	236,276
Less accumulated depreciation	(128,077)	(3,158)	(131,235)	(2,905)	—	(134,140)

Property, plant and equipment, net	96,816	3,781	100,597	1,539	—	102,136

Goodwill	2,728	2,166	4,894	117	—	5,011
Intangible assets, net	5,714	—	5,714	—	—	5,714
Deferred income taxes	—	—	—	—	2,323	2,323
Other assets	5,565	474	6,039	380	—	6,419
Net investment and advances in subsidiaries	5,077	—	5,077	—	(5,077)	—

	$1,162,940	$94,687	$1,257,627	$7,027	$19,158	$1,283,812

LIABILITIES AND STOCKHOLDER’S NET INVESTMENT AND ADVANCES
Current liabilities:
Short-term debt	$—	$—	$—	$9	$—	$9
Accounts payable	333,699	53,767	387,466	507	—	387,973
Other accrued liabilities	175,250	5,114	180,364	1,434	—	181,798

Total current liabilities	508,949	58,881	567,830	1,950	—	569,780
Other noncurrent liabilities	115	—	115	—	—	115
Stockholder’s net investment and advances	653,876	35,806	689,682	5,077	19,158	713,917

	$1,162,940	$94,687	$1,257,627	$7,027	$19,158	$1,283,812

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

CONDENSED COMBINING BALANCE SHEET

February 23, 2003

	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$20,786	$7,773	$28,559	$—	$—	$28,559
Receivables, net	197,164	6,879	204,043	12,019	—	216,062
Inventories	678,170	35,030	713,200	54,941	—	768,141
Deferred income taxes	—	—	—	—	21,912	21,912
Other current assets	184,265	171	184,436	52	—	184,488

Total current assets	1,080,385	49,853	1,130,238	67,012	21,912	1,219,162

Property, plant and equipment	223,050	7,250	230,300	21,149	—	251,449
Less accumulated depreciation	(123,973)	(3,532)	(127,505)	(12,806)	—	(140,311)

Property, plant and equipment, net	99,077	3,718	102,795	8,343	—	111,138

Goodwill	2,515	2,216	4,731	87	—	4,818
Intangible assets, net	6,025	—	6,025	—	—	6,025
Deferred income taxes	—	—	—	—	2,323	2,323
Other assets	6,548	589	7,137	1,422	—	8,559
Net investment and advances in subsidiaries	41,774	—	41,774	—	(41,774)	—

	$1,236,324	$56,376	$1,292,700	$76,864	$(17,539)	$1,352,025

LIABILITIES AND STOCKHOLDER’S NET INVESTMENT AND ADVANCES
Current liabilities:
Short-term debt	$—	$—	$—	$9	$—	$9
Accounts payable	625,326	17,274	642,600	34,803	—	677,403
Other accrued liabilities	84,827	1,491	86,318	278	—	86,596

Total current liabilities	710,153	18,765	728,918	35,090	—	764,008
Other noncurrent liabilities	119	—	119	—	—	119
Stockholder’s net investment and advances	526,052	37,611	563,663	41,774	(17,539)	587,898

	$1,236,324	$56,376	$1,292,700	$76,864	$(17,539)	$1,352,025

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

CONDENSED COMBINING STATEMENTS OF EARNINGS

Twenty-six weeks ended August 24, 2003	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Net sales	$1,842,549	$87,736	$1,930,285	$126,658	$(80,063)	$1,976,880
Costs and expenses:
Cost of goods sold	1,593,001	75,397	1,668,398	120,912	(80,063)	1,709,247
Selling, general and administrative expenses	151,280	2,803	154,083	10,123	—	164,206
Third party interest expense	301	—	301	—	—	301
Corporate allocations:
Selling, general and administrative expenses	5,899	220	6,119	214	—	6,333
Finance charges	7,965	296	8,261	288	—	8,549

	1,758,446	78,716	1,837,162	131,537	(80,063)	1,888,636

Income (loss) before income taxes	84,103	9,020	93,123	(4,879)	—	88,244
Income tax expense (benefit)	32,184	3,157	35,341	(1,852)	—	33,489

Income (loss) before equity in earnings of nonconsolidated subsidiaries and cumulative effect of change in accounting	51,919	5,863	57,782	(3,027)	—	54,755
Equity in earnings of nonconsolidated subsidiaries	(3,027)	—	(3,027)	—	3,027	—

Income (loss) before cumulative effect of change in accounting	$48,892	$5,863	$54,755	$(3,027)	$3,027	$54,755

Twenty-six weeks ended August 25, 2002	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Net sales	$1,909,618	$106,542	$2,016,160	$264,383	$(204,734)	$2,075,809
Costs and expenses:
Cost of goods sold	1,675,126	94,306	1,769,432	255,603	(204,734)	1,820,301
Selling, general and administrative expenses	159,768	7,138	166,906	6,148	—	173,054
Third party interest expense	1,581	—	1,581	—	—	1,581
Corporate allocations:
Selling, general and administrative expenses	4,806	236	5,042	114	—	5,156
Finance charges	11,203	550	11,753	266	—	12,019

	1,852,484	102,230	1,954,714	262,131	(204,734)	2,012,111

Income before income taxes	57,134	4,312	61,446	2,252	—	63,698
Income tax expense	22,244	1,509	23,753	870	—	24,623

Income before equity in earnings of nonconsolidated subsidiaries	34,890	2,803	37,693	1,382	—	39,075
Equity in earnings of nonconsolidated subsidiaries	1,382	—	1,382	—	(1,382)	—

Net income (loss)	$36,272	$2,803	$39,075	$1,382	$(1,382)	$39,075

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

CONDENSED COMBINING STATEMENTS OF CASH FLOWS

Twenty-six Weeks Ended August 24, 2003

	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$48,892	$5,863	$54,755	$(3,027)	$3,027	$54,755
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	6,465	257	6,722	509	—	7,231
Amortization	1,093	—	1,093	—	—	1,093
Other noncash items	(3,122)	—	(3,122)	—	—	(3,122)
Equity in earnings of nonconsolidated subsidiaries	3,027	—	3,027	—	(3,027)	—
Change in operating assets and liabilities	(208,839)	(16,833)	(225,672)	36,235	—	(189,437)

Net cash flows from operating activities	(152,484)	(10,713)	(163,197)	33,717	—	(129,480)

Cash flows from investing activities:
Additions to property, plant and equipment	(4,727)	(96)	(4,823)	(17)	—	(4,840)
Investment in affiliates	154	—	154	—	—	154
Other investing activity	(782)	(204)	(986)	(30)	—	(1,016)

Net cash flows from investing activities	(5,355)	(300)	(5,655)	(47)	—	(5,702)

Cash flows from financing activities:
Bank overdraft	34,316	1,002	35,318	—	—	35,318
Net investments and advances/(distributions)	102,737	2,238	104,975	(33,670)	—	71,305

Net cash flows from financing activities	137,053	3,240	140,293	(33,670)	—	106,623

Net change in cash and cash equivalents	(20,786)	(7,773)	(28,559)	—	—	(28,559)

Cash and cash equivalents at beginning of period	20,786	7,773	28,559	—	—	28,559

Cash and cash equivalents at end of period	$—	$—	$—	$—	$—	$—

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

columnar dollar amounts in thousands

unaudited

CONDENSED COMBINING STATEMENTS OF CASH FLOWS

Twenty-six Weeks Ended August 25, 2002

	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$36,272	$2,803	$39,075	$1,382	$(1,382)	$39,075
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,177	251	7,428	1,037	—	8,465
Amortization	1,003	74	1,077	16	—	1,093
Other noncash items	(1,160)	—	(1,160)	—	—	(1,160)
Equity in earnings of nonconsolidated subsidiaries	(1,382)	—	(1,382)	—	1,382	—
Change in operating assets and liabilities	(589,835)	(33,356)	(623,191)	(26,745)	—	(649,936)

Net cash flows from operating activities	(547,925)	(30,228)	(578,153)	(24,310)	—	(602,463)

Cash flows from investing activities:
Additions to property, plant and equipment	(4,330)	(58)	(4,388)	(875)	—	(5,263)
Investment in affiliates	(67)	—	(67)	—	—	(67)
Other investing activity	447	(107)	340	(399)	—	(59)

Net cash flows from investing activities	(3,950)	(165)	(4,115)	(1,274)	—	(5,389)

Cash flows from financing activities:
Net borrowings of short-term debt	(4,446)	—	(4,446)	—	—	(4,446)
Bank overdraft	51,632	19,191	70,823	—	—	70,823
Net investments and advances/(distributions)	457,637	(14,438)	443,199	25,584	—	468,783

Net cash flows from financing activities	504,823	4,753	509,576	25,584	—	535,160

Net change in cash and cash equivalents	(47,052)	(25,640)	(72,692)	—	—	(72,692)

Cash and cash equivalents at beginning of period	47,052	25,640	72,692	—	—	72,692

Cash and cash equivalents at end of period	$—	$—	$—	$—	$—	$—

INDEPENDENT AUDITORS’ REPORT

The Stockholder and Board of Directors

ConAgra Agricultural Products Business

We have audited the accompanying combined balance sheets of ConAgra Agricultural Products Business (a division of ConAgra Foods, Inc.) (the “company”), as of February 23, 2003 and February 24, 2002, and the related combined statements of earnings, stockholder’s net investment and advances and cash flows for each of the three years in the period ended February 23, 2003. The combined financial statements include the accounts of the companies disclosed in Note 6, which are under common ownership and management. Our audits also included the financial statement schedule included in Item 21. These financial statements and the financial statement schedule are the responsibility of the company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of ConAgra Agricultural Products Business as of February 23, 2003 and February 24, 2002, and the combined results of its operations and its combined cash flows for each of the three years in the period ended February 23, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2003 the company changed its method of accounting for goodwill and other intangible assets.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska

October 29, 2003

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

COMBINED BALANCE SHEETS

February 23, 2003 and February 24, 2002

dollars in thousands

	February 23, 2003	February 24, 2002
ASSETS
Current assets:
Cash and cash equivalents	$28,559	$72,692
Receivables, less allowance for doubtful accounts of $34,694 and $33,524	216,062	217,127
Inventories	768,141	900,959
Deferred income taxes	21,912	24,859
Other current assets	184,488	13,621

Total current assets	1,219,162	1,229,258

Property, plant and equipment:
Land	22,140	22,207
Buildings, machinery and equipment	195,995	208,496
Furniture, fixtures, office equipment and other	30,929	37,975
Construction in progress	2,385	2,065

	251,449	270,743
Less accumulated depreciation	(140,311)	(149,918)

Property, plant and equipment, net	111,138	120,825

Goodwill	4,818	4,596
Intangible assets, net	6,025	8,216
Deferred income taxes	2,323	3,197
Other assets	8,559	30,063

	$1,352,025	$1,396,155

LIABILITIES AND STOCKHOLDER’S NET INVESTMENT AND ADVANCES
Current liabilities:
Short-term debt	$9	$4,473
Accounts payable	677,403	1,018,729
Other accrued liabilities	86,596	78,191

Total current liabilities	764,008	1,101,393

Other noncurrent liabilities	119	270

Commitments and contingencies (Note 8)

Stockholder’s net investment and advances	587,898	294,492

	$1,352,025	$1,396,155

The accompanying notes are an integral part of the combined financial statements.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

COMBINED STATEMENTS OF EARNINGS

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

dollars in thousands

	February 23, 2003	February 24, 2002	February 25, 2001
Net sales	$2,663,647	$2,947,064	$2,901,350

Costs and expenses:
Cost of goods sold	2,298,678	2,597,510	2,532,497
Selling, general and administrative expenses	287,491	350,002	311,289
Third party interest expense	1,927	5,372	4,875
Corporate allocations:
Selling, general and administrative expenses	11,075	10,924	11,443
Finance charges	23,141	41,143	60,077

	2,622,312	3,004,951	2,920,181

Income (loss) before income taxes	41,335	(57,887)	(18,831)

Income tax expense (benefit)	16,096	(20,851)	(6,300)

Net income (loss)	$25,239	$(37,036)	$(12,531)

The accompanying notes are an integral part of the combined financial statements.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

COMBINED STATEMENTS OF STOCKHOLDER’S NET INVESTMENT AND ADVANCES

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

dollars in thousands

	Investment and Advances/ (Distributions)	Foreign Currency Translation Adjustment	Stockholder’s Net Investment and Advances
Balance at February 27, 2000	$407,868	$(13)	$407,855
Comprehensive income (loss):
Net loss	(12,531)	—	(12,531)
Foreign currency translation adjustment	—	(70)	(70)

Total comprehensive income			(12,601)
Net investment and advances	135,481	—	135,481

Balance at February 25, 2001	530,818	(83)	530,735
Comprehensive income (loss):
Net loss	(37,036)	—	(37,036)
Foreign currency translation adjustment	—	(74)	(74)

Total comprehensive income			(37,110)
Net investment and advances (distributions)	(199,133)	—	(199,133)

Balance at February 24, 2002	294,649	(157)	294,492
Comprehensive income (loss):
Net income	25,239	—	25,239
Foreign currency translation adjustment	—	(92)	(92)

Total comprehensive income			25,147
Net investment and advances	268,259	—	268,259

Balance at February 23, 2003	$588,147	$(249)	$587,898

The accompanying notes are an integral part of the combined financial statements.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

dollars in thousands

	February 23, 2003	February 24, 2002	February 25, 2001
Cash flows from operating activities:
Net income (loss)	$25,239	$(37,036)	$(12,531)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	15,779	15,609	14,436
Amortization	2,290	2,790	1,283
Deferred income taxes	3,821	(4,517)	(8,170)
Other noncash items	(1,246)	(1,595)	(389)
Change in assets and liabilities:
Receivables	1,065	132,120	(147,692)
Inventories	132,818	227,540	(158,067)
Other current assets	(148,999)	(7,552)	(2,501)
Accounts payable, accrued liabilities and noncurrent liabilities	(333,072)	(188,787)	228,337

Net cash flows from operating activities	(302,305)	138,572	(85,294)

Cash flows from investing activities:
Additions to property, plant and equipment	(7,988)	(15,165)	(26,978)
Investment in affiliates	882	372	(1,958)
Other investing activity	1,483	1,099	10,698

Net cash flows from investing activities	(5,623)	(13,694)	(18,238)

Cash flows from financing activities:
Net borrowings of short-term debt	(4,464)	612	506
Net investments and advances/(distributions)	268,259	(199,133)	135,481

Net cash flows from financing activities	263,795	(198,521)	135,987

Net change in cash and cash equivalents	(44,133)	(73,643)	32,455
Cash and cash equivalents at beginning of year	72,692	146,335	113,880

Cash and cash equivalents at end of year	$28,559	$72,692	$146,335

The accompanying notes are an integral part of the combined financial statements.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

1.    Description of Business and Summary of Significant Accounting Policies

Description of Business – ConAgra Agricultural Products Business (the “company”) (a division of ConAgra Foods, Inc.) (“ConAgra Foods”) distributes crop protection chemicals, fertilizers and seeds to wholesale and retail customers throughout the United States and Canada.

Fiscal Year – The company’s fiscal year ends on the last Sunday in February. The fiscal years for the financial statements presented consist of 52-week periods for fiscal years 2003, 2002 and 2001.

Basis of Presentation – The combined financial statements of ConAgra Agricultural Products Business include companies which have historically been operated as an integrated business. The businesses and assets are each directly or indirectly wholly-owned by ConAgra Foods. All significant intercompany investments, accounts and transactions have been eliminated.

Inventories – Inventories consist primarily of chemicals, fertilizers and seed. The company principally uses the lower of cost, determined using the first-in, first-out method or market to value its inventory.

Vendor Rebates – Receivables include vendor rebates which represent amounts due from suppliers on crop protection, seed and fertilizer products and are accrued when earned, which is typically at the time of the sale of the related product.

Long Lived Assets and Intangible Assets – Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Land improvements	1 - 40 years
Buildings	15 - 40 years
Machinery and equipment	3 - 20 years
Furniture, fixtures, office equipment and other	5 - 15 years

The company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset “held-for-use” is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset’s carrying amount is reduced to its fair market value. An asset “held-for-sale” is reported at the lower of the carrying amount or fair market value, less cost to sell.

Income Taxes – The company is included in the consolidated tax returns of ConAgra Foods. The company’s provision for income taxes is computed on a separate legal entity basis. The company recognizes deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities at each balance sheet date using enacted tax rates expected to be in effect in the year the differences are expected to reverse.

Fair Values of Financial Instruments – Unless otherwise specified, the company believes the carrying amount of financial instruments approximates their fair value.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

Revenue Recognition – Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances and product returns.

Export Sales – In 2003, 2002 and 2001, net export sales were $8.1 million, $7.4 million and $7.9 million, respectively.

Stock-Based Compensation – The company accounts for employee stock option plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no stock-based compensation expense is reflected in net income, as options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which became effective for fiscal years ending after December 15, 2002. SFAS No. 148 requires certain pro forma information regarding net income and earnings per share assuming the company recognized expense for its employee stock options using the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rate of 4.30%, 4.52% and 5.17%; a dividend yield of 3.9%, 3.9% and 2.4%; expected volatility of 30.0%, 29.0% and 29.0%; and an expected option life of six years. The weighted average fair value of options granted in fiscal 2003, 2002 and 2001 was $5.88, $5.08 and $5.75, respectively. Pro forma net income (loss) is as follows:

	2003	2002	2001
Net income (loss), as reported	$25,239	$(37,036)	$(12,531)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(578)	(718)	(785)

Pro forma net income (loss)	$24,661	$(37,754)	$(13,316)

Foreign Currency Translation – The translation of foreign currency into U.S. dollars is performed for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenue and expense accounts using the average exchange rate during the period. The gains or losses resulting from translation are included in stockholder’s net investment and advances. Exchange adjustments resulting from foreign currency transactions, which were not material in any of the years presented, are generally recognized in earnings.

Comprehensive Income – Comprehensive income consists of net income and foreign currency translation adjustments. The company deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. There are no reclassification adjustments to be reported in periods presented.

Accounting Changes – During the fourth quarter of fiscal 2003, the company adopted Financial Accounting Standards Board Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies that a guarantor is

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. The recognition provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. FIN No. 45 also elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The impact of adoption was not material to the combined financial statements.

In June 2001, the FASB approved the issuance of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards, issued in July 2001, establish accounting and reporting requirements for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001, to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. The company adopted SFAS No. 142 at the beginning of fiscal 2003. For further discussion on the company’s adoption of SFAS No. 142, see Note 2 to the combined financial statements.

Recently Issued Accounting Pronouncements – In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires the company to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and is effective for fiscal years beginning after June 15, 2002 (i.e., the company’s fiscal 2004). The impact of adoption of this standard is not expected to have a material impact on the company’s financial statements.

In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance for revenue arrangements that involve the delivery or performance of multiple products or services where performance may occur at different points or over different periods of time. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 (i.e., the company’s third quarter of fiscal 2004). The company does not expect the adoption of EITF Issue No. 00-21 to have a material impact on the company’s financial statements.

In May 2003, the EITF reached a consensus on EITF Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. The consensus requires a party to a service contract or similar arrangement to determine whether the arrangement is or includes a lease within the scope of SFAS No. 13, Accounting for Leases. EITF Issue No. 01-8 is not expected to have a material impact on the company’s financial statements.

Use of Estimates – Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates or assumptions affect reported amounts of assets, liabilities, revenue and expenses as reflected in the financial statements. Actual results could differ from estimates.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

2.    Goodwill and Other Identifiable Intangible Assets

The company adopted SFAS No. 142, at the beginning of its current fiscal year. Goodwill is not amortized and is tested annually for impairment of value. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset is written down to its fair value.

Goodwill was $4.8 million at February 23, 2003 and $4.6 million at February 24, 2002. Other identifiable intangible assets are as follows:

	2003		2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizing intangible assets	$27	$—	$66	$—
Amortizing intangible assets	11,547	5,549	11,122	2,972

Total	$11,574	$5,549	$11,188	$2,972

Non-amortizing intangible assets are comprised of a company brand. Amortizing intangible assets, carrying a weighted average life of approximately 6 years, are principally comprised of a product development agreement. For fiscal years 2003, 2002 and 2001, the company recognized $2.3 million, $2.8 million and $1.3 million, respectively, of amortization expense. Based on amortizing assets recognized in the company’s balance sheet as of February 23, 2003, amortization expense is estimated to approximate $2 million for each of the next three years.

The following is comparative earnings information assuming SFAS No. 142 had been in effect for each period presented:

	2003	2002	2001
Reported net income (loss)	$25,239	$(37,036)	$(12,531)
Add goodwill amortization (net of tax)	—	290	377
Add identifiable intangible asset amortization (net of tax)	—	2	2

Adjusted net income (loss)	$25,239	$(36,744)	$(12,152)

3.    Inventories

Inventories are comprised of the following:

	February 23, 2003	February 24, 2002
Product inventories:
Raw materials and work in process	$33,858	$246,370
Finished goods	731,203	622,071
Supplies	3,080	32,518

	$768,141	$900,959

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

4.    Related Party Transactions

ConAgra Food’s executive, finance, tax and other corporate departments perform certain administrative and other services for the company. Expenses incurred by ConAgra Foods and allocated to the company are determined based on specific services being provided or are allocated based on ConAgra Food’s investment in the company in proportion to ConAgra Food’s total investment in its subsidiaries. In addition, ConAgra Foods charges the company finance charges on ConAgra Food’s investment in the company and net intercompany advances. Management believes that such expense allocations are reasonable. It is not practical to estimate the expenses that would have been incurred by the company if it had been operated on a stand-alone basis. Corporate allocations include allocated selling, administrative and general expenses of approximately $11.1 million, $10.9 million and $11.4 million for fiscal 2003, 2002 and 2001, respectively, and allocated finance charges of $23.1 million, $41.1 million and $60.1 million in fiscal 2003, 2002 and 2001, respectively.

The company also has transactions in the normal course of business with parties under common ownership. Net sales to related parties were $25.5 million, $33.8 million and $13.4 million in fiscal years 2003, 2002 and 2001, respectively. Gross margins associated with related party net sales were $2.5 million, $2.6 million and $1.5 million in fiscal years 2003, 2002 and 2001, respectively.

5.    Short-term Debt

The company participates in a vendor financing program. Borrowings outstanding under this program were $9 thousand and $4.5 million at fiscal year end 2003 and 2002, respectively. The interest rate under this program is 2% less than the prime rate.

Net interest paid was $1.6 million, $5.0 million and $4.5 million in fiscal 2003, 2002 and 2001, respectively.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

6.    Capital Stock

The company’s capital stock consists of the following:

		Shares
	Par Value	Authorized	Issued
United Agri Products, Inc.	$1.00	1,000	1,000
AG-CHEM, INC.	$1.00	100,000	1,000
Balcom Chemicals, Inc.	$1.00	500,000	97,756
CAG 23, Inc.	$1.00	10,000	1,000
Cropmate Company	$1.00	10,000	1,000
CSK Enterprises, Inc.	$1.00	10,000	1,000
GAC 26, Inc.	$1.00	10,000	1,000
CAG 27, Inc.	$1.00	1,000	1,000
Genmarks, Inc.	$1.00	1,000	1,000
Grower Service Corporation (NY)	None	1,000	700
HACCO, Inc.	$1.00	56,000	1,000
HACO, Inc.	$1.00	10,000	1,000
Hess & Clark, Inc.	$1.00	750	500
Loveland Industries, Inc.	$1.00	250,000	81,372
Loveland Products, Inc. (f/k/a Dartec, Inc.)	$1.00	10,000	1,000
Midwest Agriculture Warehouse Co.	$100.00	2,000	1,491
Ostlund Chemical Co.	$1.00	200,000	40,000
Platte Chemical Co.	$1.00	100,000	80,000
Pueblo Chemical & Supply Co.	None	49,000	2,139
Ravan Products, Inc.	$1.00	10,000	100
S.E. Enterprises, Inc.	$1.00	10,000	1,000
Snake River Chemicals, Inc.	None	100,000	31,010
Transbas, Inc.	None	1,000	500
Tri-River Chemical Company, Inc.	None	50,000	40,069
Tri-State Chemicals, Inc.	None	100,000	11,242
Tri-State Delta Chemicals, Inc.	$1.00	100,000	100,000
UAP Receivables Corporation	$1.00	1,000	1,000
UAP/CAG 22, Inc.	$1.00	1,000	1,000
UAP/GA AG CHEM, INC.	$1.00	1,000	1
UAP/LP, Inc.	$1.00	10,000	1,000
United Agri Products - Florida, Inc.	$1.00	10,000	5,000
United Agri Products Financial Services, Inc.	None	50,000	16,451
Verdicon, Inc.	$1.00	1,000	1,000
YVC, Inc.	None	100,000	16,230
2326396 Canada, Inc. (f/k/a Swift Meats Poultry & Feed Co. Ltd)	None	Unlimited	1

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

7.    Income Taxes

The provision (benefit) for income taxes includes the following:

	2003	2002	2001
Current:
Federal	$10,156	$(15,213)	$1,997
State	1,242	(463)	(86)
Foreign	877	(658)	(41)

	12,275	(16,334)	1,870

Deferred:
Federal	3,519	(4,160)	(7,525)
State	302	(357)	(645)

	3,821	(4,517)	(8,170)

	$16,096	$(20,851)	$(6,300)

Income taxes are paid by the parent company on a consolidated level. Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

	2003	2002	2001
Computed U.S. federal income taxes	$14,467	$(20,260)	$(6,591)
State income taxes, net of U.S. federal tax benefit	1,075	(1,505)	(428)
Other	554	914	719

	$16,096	$(20,851)	$(6,300)

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Allowances	$11,888	$—	$18,123	$—
Inventory	4,688	—	2,838	—
Depreciation and amortization	—	4,233	—	3,685
Accrued expenses	4,116	—	2,565	—
Other noncurrent liabilities	6,556	—	6,882	—
Pension and other post-retirement benefits	854	—	965	—
Other	366	—	368	—

	$28,468	$4,233	$31,741	$3,685

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

8.    Commitments and Contingencies

The company leases certain facilities and transportation equipment under agreements that expire at various dates. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Substantially all leases require payment of property taxes, insurance and maintenance costs in addition to rental payments. Rent expense under all operating leases was $46.1 million, $53.3 million and $54.7 million in fiscal 2003, 2002 and 2001, respectively.

A summary of noncancelable operating lease commitments for fiscal years following February 23, 2003 is as follows:

2004	$6,821
2005	5,114
2006	3,145
2007	1,602
2008	920
Later years	2,948

$20,550

The company is a party to a number of lawsuits and claims arising out of the operation of its businesses. After taking into account liabilities recorded management believes the ultimate resolution of such matters should not have a material adverse effect on the company’s financial condition, results of operations or liquidity.

9.    Employee Benefit Plans

Retirement Pension Plans

The company has defined benefit retirement plans (“Plan”) for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The company funds these plans in accordance with the minimum and maximum limits established by law. Employees of the company also participate in defined benefit and defined contribution plans sponsored by ConAgra Foods.

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

Components of pension benefit costs and weighted average actuarial assumptions are:

	2003	2002	2001
Pension Benefit Cost
Service cost	$217	$180	$166
Interest cost	140	111	111
Expected return on plan assets	(159)	(170)	(175)
Recognized net actuarial loss	21	—	—

Pension benefit cost - company plans	219	121	102
Pension benefit cost - multi-employer plans	7,048	5,453	5,600

Total pension benefit cost	$7,267	$5,574	$5,702

Actuarial Assumptions
Discount rate	7.25%	7.50%	7.50%
Long-term rate of return on plan assets	7.75%	9.25%	9.25%
Long-term rate of compensation increase	5.50%	5.50%	5.50%

The change in projected benefit obligation, change in plan assets and funded status of the plans at February 23, 2003 and February 24, 2002:

	2003	2002
Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	$1,809	$1,570
Exchange rate adjustment	143	(71)
Service cost	217	180
Interest cost	140	111
Actuarial loss	163	85
Benefits paid	(53)	(66)

Projected benefit obligation at end of year	$2,419	$1,809

	2003	2002
Change in Plan Assets
Fair value of plan assets at beginning of year	$1,784	$1,866
Exchange rate adjustment	141	(85)
Actual return on plan assets	(310)	(140)
Employer contributions	296	209
Benefits paid	(53)	(66)

Fair value of plan assets at end of year	1,858	1,784

Funded Status	(561)	(25)
Unrecognized actuarial loss	1,148	497

Prepaid pension cost	$587	$472

Actuarial Assumptions
Discount rate	6.50%	7.25%
Long-term rate of compensation increase	4.50%	5.50%

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

Plan assets are primarily invested in equity securities, corporate and government debt securities and common trust funds.

Certain employees of the company are covered under defined contribution plans. The expense related to these plans was $3.0 million, $1.9 million and $2.5 million in fiscal 2003, 2002 and 2001, respectively.

10.    Stock Plans

Certain of the company’s employees participate in ConAgra Foods’ stock option plans. These stock option plans approved by the ConAgra Foods’ stockholders provide for granting of options to employees for purchase of common stock at prices equal to fair market value at the time of grant. Options become exercisable under various vesting schedules and generally expire ten years after the date of grant.

The changes in the outstanding stock options during the three years ended February 23, 2003, are summarized below:

	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning of year	1,094.9	$24.01	1,167.2	$23.73	1,006.9	$24.31
Granted	63.5	$25.90	153.0	$22.00	256.8	$20.28
Exercised	(95.0)	$19.38	(96.2)	$16.57	(58.3)	$14.59
Canceled	(122.1)	$25.56	(129.1)	$24.69	(38.2)	$27.07

End of year	941.3	$24.40	1,094.9	$24.01	1,167.2	$23.73

Exercisable at end of year	686.5	$25.13	717.6	$25.01	709.3	$23.87

The following summarizes information about stock options outstanding as of February 23, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$12.69 - $19.81	228.8	6.6	$19.05	150.8	$18.66
$19.82 - $22.00	172.4	7.5	$21.64	87.8	$21.29
$22.01 - $24.19	206.8	5.9	$23.66	175.1	$23.68
$24.20 - $28.31	208.8	6.7	$27.61	148.3	$28.31
$28.32 - $33.91	124.5	4.6	$33.91	124.5	$33.91
$12.69 - $33.91	941.3	6.4	$24.40	686.5	$25.13

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

11.    Business Segment and Related Information

The company operates in one segment. Net sales and long-lived assets by geographical area are as follows:

	2003	2002	2001
Net Sales:
United States	$2,539,769	$2,799,936	$2,753,490
Canada	123,878	147,128	147,860

Total	$2,663,647	$2,947,064	$2,901,350

		2003	2002
Long-Lived Assets:
United States		$124,604	$157,641
Canada		5,936	6,059

Total		$130,540	$163,700

No single customer accounted for more than 10% of net sales in 2003, 2002 or 2001. Net sales by geographical area are based on the location of the facility producing the sales.

Long-lived assets consist of property, plant and equipment, net of depreciation, goodwill, intangibles and other assets. Long-lived assets by geographical area are based on location of facilities.

12.    Guarantor / Non-guarantor Financial Information

On October 29, 2003, ConAgra Foods, Inc. and Apollo Management, L.P. (the “Purchaser”) entered into a Stock Purchase Agreement whereby the Purchaser will acquire the company (including its Canadian distribution business), excluding its wholesale fertilizer and other international crop distribution businesses (collectively, the “Businesses Not Acquired” or “Other Non-Guarantor”).

On October 28, 2003, the Purchaser signed a Commitment Letter for up to a $500 million asset-based revolving credit facility (the “Revolving Credit Facility”) and a Commitment Letter for a $175 million unsecured senior bridge loan facility (“Bridge Facility”) in connection with the acquisition. The transaction is expected to be financed in part through advances under the Revolving Credit Facility, the Bridge Facility, the contribution of $120 million in equity by the Purchaser, management of the company and/or other third-party investors and the issuance of $60 million in preferred stock to ConAgra Foods. The Bridge Facility will be replaced by the issuance of Senior Unsecured Notes. The Senior Unsecured Notes will be guaranteed by the company, excluding the Canadian distribution business, and the Businesses Not Acquired, collectively the “Non-Guarantors”. The company, excluding the Non-Guarantors, is referred to as the “Guarantor.”

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

Condensed combining financial information for the guarantor and non-guarantors is as follows:

CONDENSED COMBINING BALANCE SHEET

February 23, 2003

	Guarantor	Canadian distribution business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$20,786	$7,773	$28,559	$—	$—	$28,559
Receivables, net	197,164	6,879	204,043	12,019	—	216,062
Inventories	678,170	35,030	713,200	54,941	—	768,141
Deferred income taxes	—	—	—	—	21,912	21,912
Other current assets	184,265	171	184,436	52	—	184,488

Total current assets	1,080,385	49,853	1,130,238	67,012	21,912	1,219,162
Property, plant and equipment	223,050	7,250	230,300	21,149	—	251,449
Less accumulated depreciation	(123,973)	(3,532)	(127,505)	(12,806)	—	(140,311)

Property, plant and equipment, net	99,077	3,718	102,795	8,343	—	111,138
Goodwill	2,515	2,216	4,731	87	—	4,818
Intangible assets, net	6,025	—	6,025	—	—	6,025
Deferred income taxes	—	—	—	—	2,323	2,323
Other assets	6,548	589	7,137	1,422	—	8,559
Net investment and advances in subsidiaries	41,774	—	41,774	—	(41,774)	—

	$1,236,324	$56,376	$1,292,700	$76,864	$(17,539)	$1,352,025

LIABILITIES AND STOCKHOLDER’S NET INVESTMENT AND ADVANCES
Current liabilities:
Short-term debt	$—	$—	$—	$9	$—	$9
Accounts payable	625,326	17,274	642,600	34,803	—	677,403
Other accrued liabilities	84,827	1,491	86,318	278	—	86,596

Total current liabilities	710,153	18,765	728,918	35,090	—	764,008
Other noncurrent liabilities	119	—	119	—	—	119
Stockholder’s net investment and advances	526,052	37,611	563,663	41,774	(17,539)	587,898

	$1,236,324	$56,376	$1,292,700	$76,864	$(17,539)	$1,352,025

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

CONDENSED COMBINING BALANCE SHEET

February 24, 2002

	Guarantor	Canadian distribution business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
ASSETS
Current assets:
Cash and cash equivalents	$47,052	$25,640	$72,692	$—	$—	$72,692
Receivables, net	200,435	8,799	209,234	7,893	—	217,127
Inventories	808,201	31,617	839,818	61,141	—	900,959
Deferred income taxes	—	—	—	—	24,859	24,859
Other current assets	13,254	267	13,521	100	—	13,621

Total current assets	1,068,942	66,323	1,135,265	69,134	24,859	1,229,258
Property, plant and equipment	241,749	6,704	248,453	22,290	—	270,743
Less accumulated depreciation	(132,908)	(2,839)	(135,747)	(14,171)	—	(149,918)

Property, plant and equipment, net	108,841	3,865	112,706	8,119	—	120,825
Goodwill	2,411	2,185	4,596	—	—	4,596
Intangible assets, net	8,131	—	8,131	85	—	8,216
Deferred income taxes	—	—	—	—	3,197	3,197
Other assets	28,156	481	28,637	1,426	—	30,063
Net investment and advances in subsidiaries	8,852	—	8,852	—	(8,852)	—

	$1,225,333	$72,854	$1,298,187	$78,764	$19,204	$1,396,155

LIABILITIES AND STOCKHOLDER’S NET INVESTMENT AND ADVANCES
Current liabilities:
Short-term debt	$4,464	$—	$4,464	$9	$—	$4,473
Accounts payable	929,000	20,205	949,205	69,524	—	1,018,729
Other accrued liabilities	72,656	5,156	77,812	379	—	78,191

Total current liabilities	1,006,120	25,361	1,031,481	69,912	—	1,101,393
Other noncurrent liabilities	270	—	270	—	—	270
Stockholder’s net investment and advances	218,943	47,493	266,436	8,852	19,204	294,492

	$1,225,333	$72,854	$1,298,187	$78,764	$19,204	$1,396,155

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

CONDENSED COMBINING STATEMENTS OF EARNINGS

Year Ended February 23, 2003	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Net sales	$2,402,887	$123,878	$2,526,765	$429,751	$(292,869)	$2,663,647
Costs and expenses:
Cost of goods sold	2,057,218	109,376	2,166,594	424,953	(292,869)	2,298,678
Selling, general and administrative expenses	264,536	12,201	276,737	10,754	—	287,491
Third party interest expense	1,927	—	1,927	—	—	1,927
Corporate allocations:
Selling, general and administrative expenses	10,252	514	10,766	309	—	11,075
Finance charges	21,420	1,074	22,494	647	—	23,141

	2,355,353	123,165	2,478,518	436,663	(292,869)	2,622,312

Income (loss) before income taxes	47,534	713	48,247	(6,912)	—	41,335
Income tax expense (benefit)	18,537	250	18,787	(2,691)	—	16,096

Income (loss) before equity in earnings of nonconsolidated subsidiaries	28,997	463	29,460	(4,221)	—	25,239
Equity in earnings of nonconsolidated subsidiaries	(4,221)	—	(4,221)	—	4,221	—

Net income (loss)	$24,776	$463	$25,239	$(4,221)	$4,221	$25,239

Year Ended February 24, 2002	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Net sales	$2,623,064	$147,128	$2,770,192	$552,265	$(375,393)	$2,947,064
Costs and expenses:
Cost of goods sold	2,291,886	136,317	2,428,203	544,700	(375,393)	2,597,510
Selling, general and administrative expenses	323,338	11,894	335,232	14,770	—	350,002
Third party interest expense	5,372	—	5,372	—	—	5,372
Corporate allocations:
Selling, general and administrative expenses	10,119	376	10,495	429	—	10,924
Finance charges	38,108	1,418	39,526	1,617	—	41,143

	2,668,823	150,005	2,818,828	561,516	(375,393)	3,004,951

Loss before income taxes	(45,759)	(2,877)	(48,636)	(9,251)	—	(57,887)
Income tax benefit	(16,512)	(1,007)	(17,519)	(3,332)	—	(20,851)

Income before equity in earnings of nonconsolidated subsidiaries	(29,247)	(1,870)	(31,117)	(5,919)	—	(37,036)
Equity in earnings of nonconsolidated subsidiaries	(5,919)	—	(5,919)	—	5,919	—

Net income (loss)	$(35,166)	$(1,870)	$(37,036)	$(5,919)	$5,919	$(37,036)

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

Year Ended February 25, 2001	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Net sales	$2,623,765	$147,860	$2,771,625	$552,985	$(423,260)	$2,901,350
Costs and expenses:
Cost of goods sold	2,272,312	128,766	2,401,078	554,679	(423,260)	2,532,497
Selling, general and administrative expenses	278,183	16,193	294,376	16,913	—	311,289
Third party interest expense	4,875	—	4,875	—	—	4,875
Corporate allocations:
Selling, general and administrative expenses	10,448	499	10,947	496	—	11,443
Finance charges	54,853	2,622	57,475	2,602	—	60,077

	2,620,671	148,080	2,768,751	574,690	(423,260)	2,920,181

Income (loss) before income taxes	3,094	(220)	2,874	(21,705)	—	(18,831)
Income tax expense (benefit)	1,039	(77)	962	(7,262)	—	(6,300)

Income (loss) before equity in earnings of nonconsolidated subsidiaries	2,055	(143)	1,912	(14,443)	—	(12,531)
Equity in earnings of nonconsolidated subsidiaries	(14,443)	—	(14,443)	—	14,443	—

Net income (loss)	$(12,388)	$(143)	$(12,531)	$(14,443)	$14,443	$(12,531)

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

CONDENSED COMBINING STATEMENTS OF CASH FLOWS

Year Ended February 23, 2003

	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$24,776	$463	$25,239	$(4,221)	$4,221	$25,239
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,941	506	14,447	1,332	—	15,779
Amortization	2,259	—	2,259	31	—	2,290
Deferred income taxes	—	—	—	—	3,821	3,821
Equity in earnings of nonconsolidated subsidiaries	4,221	—	4,221	—	(4,221)	—
Other noncash items	(1,131)	(115)	(1,246)	—	—	(1,246)
Change in assets and liabilities:
Receivables	3,272	1,919	5,191	(4,126)	—	1,065
Inventories	130,031	(3,413)	126,618	6,200	—	132,818
Other current assets	(149,155)	104	(149,051)	52	—	(148,999)
Accounts payable, accrued liabilities and other noncurrent liabilities	(291,653)	(6,597)	(298,250)	(34,822)	—	(333,072)

Net cash flows from operating activities	(263,439)	(7,133)	(270,572)	(35,554)	3,821	(302,305)

Cash flows from investing activities:
Additions to property, plant and equipment	(6,265)	(152)	(6,417)	(1,571)	—	(7,988)
Investment in affiliates	882	—	882	—	—	882
Other investment activity	1,830	(329)	1,501	(18)	—	1,483

Net cash flows from investing activities	(3,553)	(481)	(4,034)	(1,589)	—	(5,623)

Cash flows from financing activities:
Net borrowings of short-term debt	(4,464)	—	(4,464)	—	—	(4,464)
Net investments and advances/(distributions)	245,190	(10,253)	234,937	37,143	(3,821)	268,259

Net cash flows from financing activities	240,726	(10,253)	230,473	37,143	(3,821)	263,795

Net change in cash and cash equivalents	(26,266)	(17,867)	(44,133)	—	—	(44,133)
Cash and cash equivalents at beginning of year	47,052	25,640	72,692	—	—	72,692

Cash and cash equivalents at end of year	$20,786	$7,773	$28,559	$—	$—	$28,559

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

CONDENSED COMBINING STATEMENTS OF CASH FLOWS

Year Ended February 24, 2002

	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$(35,166)	$(1,870)	$(37,036)	$(5,919)	$5,919	$(37,036)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,985	489	14,474	1,135	—	15,609
Amortization	2,525	149	2,674	116	—	2,790
Deferred income taxes	—	—	—	—	(4,517)	(4,517)
Equity in earnings of nonconsolidated subsidiaries	5,919	—	5,919	—	(5,919)	—
Other noncash items	(1,525)	(70)	(1,595)	—	—	(1,595)
Change in assets and liabilities:
Receivables	111,844	7,451	119,295	12,825	—	132,120
Inventories	190,300	7,880	198,180	29,360	—	227,540
Other current assets	(7,468)	(112)	(7,580)	28	—	(7,552)
Accounts payable, accrued liabilities and other noncurrent liabilities	(168,579)	(573)	(169,152)	(19,635)	—	(188,787)

Net cash flows from operating activities	111,835	13,344	125,179	17,910	(4,517)	138,572

Cash flows from investing activities:
Additions to property, plant and equipment	(13,090)	(564)	(13,654)	(1,511)	—	(15,165)
Investment in affiliates	372	—	372	—	—	372
Other investment activity	307	152	459	640	—	1,099

Net cash flows from investing activities	(12,411)	(412)	(12,823)	(871)	—	(13,694)

Cash flows from financing activities:
Net borrowings of short-term debt	603	—	603	9	—	612
Net investments and advances/(distributions)	(183,700)	(2,902)	(186,602)	(17,048)	4,517	(199,133)

Net cash flows from financing activities	(183,097)	(2,902)	(185,999)	(17,039)	4,517	(198,521)

Net change in cash and cash equivalents	(83,673)	10,030	(73,643)	—	—	(73,643)
Cash and cash equivalents at beginning of year	130,725	15,610	146,335	—	—	146,335

Cash and cash equivalents at end of year	$47,052	$25,640	$72,692	$—	$—	$72,692

CONAGRA AGRICULTURAL PRODUCTS BUSINESS

(A Division of ConAgra Foods, Inc.)

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

columnar dollar amounts in thousands

CONDENSED COMBINING STATEMENTS OF CASH FLOWS

Year Ended February 25, 2001

	Guarantor	Canadian Distribution Business Non- Guarantor	Subtotal	Other Non- Guarantor	Elimination/ Adjustments	Total
Cash flows from operating activities:
Net income (loss)	$(12,388)	$(143)	$(12,531)	$(14,443)	$14,443	$(12,531)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,199	653	13,852	584	—	14,436
Amortization	956	143	1,099	184	—	1,283
Deferred income taxes	—	—	—	—	(8,170)	(8,170)
Equity in earnings of nonconsolidated subsidiaries	14,443	—	14,443	—	(14,443)	—
Other noncash items	(307)	(82)	(389)	—	—	(389)
Change in assets and liabilities:
Receivables	(144,315)	2,427	(141,888)	(5,804)	—	(147,692)
Inventories	(92,677)	(10,104)	(102,781)	(55,286)	—	(158,067)
Other current assets	(2,519)	(41)	(2,560)	59	—	(2,501)
Accounts payable, accrued liabilities and other noncurrent liabilities	220,770	6,926	227,696	641	—	228,337

Net cash flows from operating activities	(2,838)	(221)	(3,059)	(74,065)	(8,170)	(85,294)

Cash flows from investing activities:
Additions to property, plant and equipment	(21,864)	(1,142)	(23,006)	(3,972)	—	(26,978)
Investment in affiliates	(1,958)	—	(1,958)	—	—	(1,958)
Other investment activity	11,989	(481)	11,508	(810)	—	10,698

Net cash flows from investing activities	(11,833)	(1,623)	(13,456)	(4,782)	—	(18,238)

Cash flows from financing activities:
Net borrowings of short-term debt	506	—	506	—	—	506
Net investments and advances/(distributions)	41,616	6,848	48,464	78,847	8,170	135,481

Net cash flows from financing activities	42,122	6,848	48,970	78,847	8,170	135,987

Net change in cash and cash equivalents	27,451	5,004	32,455	—	—	32,455
Cash and cash equivalents at beginning of year	103,274	10,606	113,880	—	—	113,880

Cash and cash equivalents at end of year	$130,725	$15,610	$146,335	$—	$—	$146,335

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the fight of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the fight of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

In accordance with the provisions of the Amended and Restated Certificate of Incorporation and By-Laws of United Agri Products, Inc., United Agri Products, Inc. shall indemnify, to the fullest extent permitted by law, any person who is or was a party, or is threatened to be made a party to, any threatened, pending or contemplated action, suit or other type of proceeding (other than an action by or in our right), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was United Agri Products, Inc.’s director, officer or employee or is or was serving at United Agri Products, Inc.’s request (as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including counsel fees) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, United Agri Products, Inc.’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In addition, United Agri Products, Inc. also carries insurance on behalf of its directors, officers, employees or agents that may cover liabilities under the Securities Act.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor is United Agri Products, Inc. aware of any threatened litigation that may result in claims for indemnification.

Item 21.    Exhibits and Financial Statement Schedules.

(a)  EXHIBITS

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of October 29, 2003, by and among UAP Holding Corp., ConAgra Foods, Inc. and United Agri Products, Inc.

2.2	Amendment No. 1, dated as of November 23, 2003, to the Stock Purchase Agreement, dated as of October 29, 2003, by and among UAP Holding Corp., ConAgra Foods, Inc. and United Agri Products, Inc.

3.1	Amended and Restated Certificate of Incorporation of United Agri Products, Inc. dated as of November 24, 2003.

3.2	Certificate of Amendment dated December 11, 2003 to the Amended and Restated Certificate of Incorporation of United Agri Products, Inc.

3.3	By-Laws of United Agri Products, Inc.

4.1	Credit Agreement dated as of November 24, 2003, by and among United Agri Products, Inc. and United Agri Products Canada Inc., as borrowers, the other credit parties thereto, the lenders party thereto, General Electric Capital Corporation, as agent and GE Canada Finance Inc., as Canadian agent.

4.2	First Amendment to Credit Agreement dated as of December 9, 2003, by and among United Agri Products, Inc. and United Agri Products Canada Inc., as borrowers, the other credit parties thereto, the lenders party thereto, General Electric Capital Corporation, as agent and GE Canada Finance Inc., as Canadian agent.

4.3	Second Amendment to Credit Agreement dated as of December 18, 2003, by and among United Agri Products, Inc. and United Agri Products Canada Inc., as borrowers, the other credit parties thereto, the lenders party thereto, General Electric Capital Corporation, as agent and GE Canada Finance Inc., as Canadian Agent.

4.4	Indenture dated as of December 16, 2003, among United Agri Products, Inc., the Guarantors named therein and JPMorgan Chase Bank, as trustee.

4.5	Form of Exchange Note (included in Exhibit 4.4).

4.6	Registration Rights Agreement, dated as of December 16, 2003, by and among United Agri Products, Inc., the guarantors listed on the signature pages attached thereto, and UBS Securities LLC, Goldman, Sachs & Co. and Bear, Stearns & Co. Inc.

5.1	Opinion of O’Melveny & Myers LLP.*

5.2	Opinion of Faegre & Benson LLP, special counsel to the Colorado guarantors.*

5.3	Opinion of Holland & Knight LLP, special counsel to the Florida guarantor.*

5.4	Opinion of Hartman, Simmons, Speilman & Wood, LLP, special counsel to the Georgia guarantors.*

5.5	Opinion of Perkins Coie LLP, special counsel to the Idaho guarantor.*

5.6	Opinion of Bell, Boyd & Lloyd LLC, special counsel to the Illinois guarantor.*

5.7	Opinion of Venable LLP, special counsel to the Maryland guarantor.*

5.8	Opinion of Watkins Ludlam Winter & Stennis, P.A., special counsel to the Mississippi guarantor.*

5.9	Opinion of Holland & Hart LLP, special counsel to the Montana guarantor.*

5.10	Opinion of Stinson Morrison Hecker LLP, special counsel to the Nebraska guarantors.*

5.11	Opinion of Dorsey & Whitney LLP, special counsel to the North Dakota guarantor.*

5.12	Opinion of Bass, Berry & Sims PLC, special counsel to the Tennessee guarantor.*

Exhibit No.	Description
5.13	Opinion of Baker & McKenzie, special counsel to the Texas guarantors.*

5.14	Opinion of Stoel Rives LLP, special counsel to the Washington guarantor.*

10.1	Transition Services Agreement, dated as of November 24, 2003, by and between ConAgra Foods, Inc., UAP Holding Corp., United Agri Products, Inc. and each other company listed on the signature pages thereto.

10.2	Seller Transition Services Agreement, dated as of November 24, 2003, by and between ConAgra Foods, Inc., UAP Holding Corp., United Agri Products, Inc. and each other company listed on the signature page thereto.

10.3	Indemnification Agreement, dated as of November 24, 2003, by and among ConAgra Foods, Inc., United Agri Products, Inc., United Agri Products Canada Inc., 2326396 Canada, Inc., AG-Chem, Inc., Balcom Chemicals, Inc., UAP 23, Inc., Cropmate Company, CSK Enterprises, Inc., GAC 26, Inc., UAP 27, Inc., Genmarks, Inc., Grower Service Corporation (New York), HACO, Inc., Loveland Industries, Inc., Loveland Products, Inc., Midwest Agriculture Warehouse Co., Ostlund Chemical Co., Platte Chemical Co., Pueblo Chemical & Supply Co., Ravan Products, Inc., S.E. Enterprises, Inc., Snake River Chemicals, Inc., Transbas, Inc., Tri-River Chemical Company, Inc., Tri-State Chemicals, Inc., Tri-State Delta Chemicals, Inc., UAP/GA AG Chem, Inc., UAPLP, Inc., UAP 22, Inc., UAP Receivables Corporation, United Agri Products – Florida, Inc., United Agri Products Financial Services, Inc., Verdicon and YVC, Inc.

10.4	Fertilizer Supply Agreement, dated as of November 24, 2003, between ConAgra International Fertilizer Company and United Agri Products, Inc.

10.5	International Supply Agreement, dated as of November 24, 2003, between United Agri Products, Inc. and ConAgra Foods, Inc.

10.6	Buyer Release Agreement, dated as of November 24, 2003, between ConAgra Foods, Inc. and the Acquired Companies (as defined therein).

10.7	Seller Release Agreement, dated as of November 24, 2003, between ConAgra Foods, Inc. and UAP Holding Corp.

10.8	2003 Stock Option Plan of UAP Holding Corp.

10.9	Retention Agreement, dated as of November 18, 2003 between UAP Holding Corp. and Bryan S. Wilson.

10.10	Retention Agreement, dated as of November 18, 2003 between UAP Holding Corp. and David W. Bullock.

10.11	Retention Agreement, dated as of November 18, 2003 between UAP Holding Corp. and L. Kenneth Cordell.

10.12	Retention Agreement, dated as of November 18, 2003 between UAP Holding Corp. and Dave Tretter.

10.13	Retention Agreement, dated as of November 18, 2003 between UAP Holding Corp. and Robert A. Boyce, Jr.

12.1	Computation of Ratios of Earnings to Fixed Charges.

12.2	Pro Forma Computation of Ratios of Earnings to Fixed Charges.

21.1	Subsidiaries of the Registrants.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).*

23.3	Consent of Faegre & Benson LLP (included in Exhibit 5.2).*

Exhibit No.	Description
23.4	Consent of Holland & Knight LLP (included in Exhibit 5.3).*

23.5	Consent of Hartman, Simmons, Speilman & Wood, LLP (included in Exhibit 5.4).*

23.6	Consent of Perkins Coie LLP (included in Exhibit 5.5).*

23.7	Consent of Bell, Boyd & Lloyd LLC (included in Exhibit 5.6).*

23.8	Consent of Venable LLP (included in Exhibit 5.7).*

23.9	Consent of Watkins Ludlam Winter & Stennis, P.A. (included in Exhibit 5.8).*

23.10	Consent of Holland & Hart LLP (included in Exhibit 5.9).*

23.11	Consent of Stinson Morrison Hecker LLP (included in Exhibit 5.10).*

23.12	Consent of Dorsey & Whitney LLP (included in Exhibit 5.11).*

23.13	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.12).*

23.14	Consent of Baker & McKenzie (included in Exhibit 5.13).*

23.15	Consent of Stoel Rives LLP (included in Exhibit 5.14).*

23.16	Powers of Attorney (included on signature pages hereto).

25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of JPMorgan Chase Bank.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients.

*	To be filed by Amendment.

(b)  FINANCIAL STATEMENT SCHEDULES

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because they are either not applicable or the required information has been disclosed in the financial statements or notes hereto.

Item 22.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrants hereby undertake:

1.  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(a)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned Registrants hereby undertake that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greeley, State of Colorado, on the 5th day of January, 2004.

UNITED AGRI PRODUCTS, INC.

By:	/S/ L. KENNY CORDELL
L. Kenny Cordell President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each of, the undersigned members of the Board of Directors and officers of UNITED AGRI PRODUCTS, INC. , do hereby constitute and appoint each of L. KENNY CORDELL, DAVID W. BULLOCK and TODD A. SUKO, or any of them, his true and lawful attorney-in-fact and agent, to do any and all acts and things in his name and on his behalf in his capacity as manager or officer and to execute any and all instruments for him and in his name in the capacities indicated below, which said attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable said company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for him in the capacity indicated below, any and all amendments (including post-effective amendments) hereto and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agent, or either of them, shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ L. KENNY CORDELL L. Kenny Cordell	President, Chief Executive Officer and Director (principal executive officer)	January 5, 2004

/S/ DAVID W. BULLOCK David W. Bullock	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	January 5, 2004

/S/ JOSHUA J. HARRIS Joshua J. Harris	Director	January 5, 2004

/S/ ROBERT KATZ Robert Katz	Director	January 5, 2004

/S/ MARC BECKER Marc Becker	Director	January 5, 2004

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each of the Registrants has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greeley, State of Colorado, on the 5th day of January, 2004.

AG-CHEM, Inc.

Balcom Chemicals, Inc.

UAP 23, Inc.

Cropmate Company

CSK Enterprises, Inc.

GAC 26, Inc.

UAP 27, Inc.

GENMARKS, INC.

Grower Service Corporation (New York)

HACO, Inc.

Loveland Industries, Inc.

Midwest Agriculture Warehouse Co.

Ostlund Chemical Co.

Pueblo Chemical & Supply Co.

Ravan Products, Inc.

S.E. Enterprises, Inc.

Tri-River Chemical Company, Inc.

Tri-State Chemicals, Inc.

Tri-State Delta Chemicals, Inc.

UAP Receivables Corporation

UAP 22, Inc.

UAP/GA AG Chem, Inc.

UAPLP, Inc.

United Agri Products—Florida, Inc.

United Agri Products Financial Services, Inc.

YVC, Inc.

By:	/S/ DAVID W. BULLOCK

David W. Bullock Executive Vice President and Director

POWER OF ATTORNEY

Each of, the undersigned members of the Board of Directors and officers of the entities listed above, do hereby constitute and appoint each of L. KENNY CORDELL, DAVID W. BULLOCK and TODD A. SUKO, or any of them, his true and lawful attorney-in-fact and agent, to do any and all acts and things in his name and on his behalf in his capacity as manager or officer and to execute any and all instruments for him and in his name in the capacities indicated below, which said attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable said company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for him in the capacity indicated below, any and all amendments (including post-effective amendments) hereto and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agent, or either of them, shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ DAVID W. BULLOCK David W. Bullock	Executive Vice President and Director (principal executive, financial and accounting officer)	January 5, 2004

/S/ TODD A. SUKO Todd A. Suko	Vice President, Secretary and Director	January 5, 2004

/S/ L. KENNY CORDELL L. Kenny Cordell	Director	January 5, 2004

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each of the Registrants has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greeley, State of Colorado, on the 5th day of January, 2004.

Loveland Products, Inc. Platte Chemical Co. Snake River Chemicals, Inc. Transbas, Inc. Verdicon, Inc.
By:	/S/ BRYAN S. WILSON

Bryan S. Wilson President

POWER OF ATTORNEY

Each of, the undersigned members of the Board of Directors and officers of the entities listed above, do hereby constitute and appoint each of L. KENNY CORDELL, DAVID W. BULLOCK and TODD A. SUKO, or any of them, his true and lawful attorney-in-fact and agent, to do any and all acts and things in his name and on his behalf in his capacity as director or officer and to execute any and all instruments for him and in his name in the capacities indicated below, which said attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable said company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for him in the capacity indicated below, any and all amendments (including post-effective amendments) hereto and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission; and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agent, or either of them, shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ BRYAN S. WILSON Bryan S. Wilson	President (principal executive officer)	January 5, 2004

/S/ DAVID W. BULLOCK David W. Bullock	Executive Vice President and Director (principal financial and accounting officer)	January 5, 2004

/S/ TODD A. SUKO Todd A. Suko	Vice President, Secretary and Director	January 5, 2004

/S/ L. KENNY CORDELL L. Kenny Cordell	Director	January 5, 2004

Schedule II

ConAgra Agricultural Products Business

Valuation and Qualifying Accounts

For the Fiscal Years Ended February 23, 2003, February 24, 2002 and February 25, 2001

(in thousands)

Description	Balance at Beginning of Period	Charged to Income	Deductions from Reserves		Balance at Close of Period
Year ended February 23, 2003
Allowance for doubtful receivables	$33,524	(293)	(1,463	)(1)	$34,694
Year ended February 24, 2002
Allowance for doubtful receivables	$35,048	55,369	56,893	(1)	$33,524
Year ended February 25, 2001
Allowance for doubtful receivables	$23,110	29,506	17,568	(1)	$35,048

(1)	Bad debts charged off, less recoveries.

S-1